Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and between

TYCO ELECTRONICS GROUP S.A.

and

CROWN SUBSEA ACQUISITIONCO LLC

DATED SEPTEMBER 16, 2018

i

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into this 16th day of September, 2018 between Tyco Electronics Group S.A., a Luxembourg public limited liability company (Société Anonyme) having its registered office at 17, Bd. Grand-Duchese Charlotte, L-1331 Luxembourg, and registered with the Luxembourg Register of Commerce and Companies under number B123459) (“Seller”), and Crown Subsea AcquisitionCo LLC, a Delaware limited liability company (“Purchaser”).  Seller and Purchaser are herein referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Conveyed Companies are engaged in the Business;

WHEREAS, pursuant to the Restructuring, as of the Closing, (i) Seller will be the record and beneficial owner of all of the issued and outstanding shares of capital stock (collectively, the “Shares”) of a newly formed U.S. corporation (the “Company”), and (ii) the Company will be the direct or indirect owner of all of the issued and outstanding equity interests of the other Conveyed Companies; and

WHEREAS, the Parties desire that, at the Closing, Seller shall sell and transfer to Purchaser, and Purchaser shall purchase from Seller, all of the Shares upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1                                    Definitions.  As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Accountant” shall mean KPMG LLP.

“Accounting Principles” shall mean the policies, principles, practices and methodologies set forth on Exhibit A, including the exhibit thereto setting forth the specific details for the determination of Working Capital and calculation of Closing Working Capital.

“Action” shall mean any action, complaint, charge, claim, petition, litigation, suit, audit, investigation, arbitration or other proceeding, whether civil or criminal, at law or in equity, by or before any Governmental Authority.

“Additional Business Employee” shall mean (i) each employee of Seller or its Affiliates listed on Schedule 3.15(g), and (ii) any other employee of Seller or its Affiliates that Purchaser and Seller mutually agree in writing to treat as an Additional Business Employee.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Contract” shall have the meaning set forth in Section 3.24(c).

“Affiliated Person” shall have the meaning set forth in Section 3.24.

“Agreed Claims” shall have the meaning set forth in Section 8.6(c).

“Agreement” shall have the meaning set forth in the preamble.

“Allocation” shall have the meaning set forth in Section 7.12.

“Alternative Debt Financing” shall have the meaning set forth in Section 5.16(b).

“Ancillary Agreement” shall mean each of the Transition Services Agreement and the Credit Support Agreement, and all such agreements shall be referred to collectively as the “Ancillary Agreements.”

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.

“Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States of America, and any other Governmental Authority having jurisdiction pursuant to applicable Antitrust Laws with respect to the transactions contemplated hereby.

“Antitrust Laws” shall mean the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, the HSR Act, and all other national, state, local or foreign Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Balance Sheet Date” shall have the meaning set forth in Section 3.17(a).

“Base Working Capital” shall mean $76,000,000.

“Benefit Plan” shall mean each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other bonus, stock option, equity or equity-based, incentive or deferred compensation, retirement, severance, employment, change-in-control, retention, medical, dental, vision, disability, sick leave, prescription, life insurance, vacation, post-employment welfare, gratuity, termination indemnity, fringe or other benefit plan, agreement, arrangement, program or policy.

“Business” shall mean the worldwide research, design, manufacturing, assembly, test commission, construction, installation, monitoring, jointing, service, consultation, planning, maintenance, repair, relocation and upgrading of undersea fiber optic telecommunication systems (including on behalf of end customers in the telecommunications, internet content, internet infrastructure, oil and gas, scientific, and government or government agency end markets) and the supplying of components, parts, and subsystems to the operators thereof, in all cases as conducted by Seller and its Affiliates as their “Subsea Communications” business unit prior to Closing; provided, that “Business” shall exclude the Rochester Cable Business.

“Business Benefit Plan” shall mean each Benefit Plan that is sponsored, maintained, contributed to, required to be contributed to or entered into by a Conveyed Company or any Affiliate of a Conveyed Company for the benefit of any Current Business Employee or former employee of the Business or with respect to which any Conveyed Company has any current or potential liability.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Cash and Cash Equivalents” shall mean cash and cash equivalents, determined in accordance with GAAP and in a manner consistent with the Financial Statements; provided, that (i) Cash and Cash Equivalents shall exclude any Restricted Cash and (ii) Cash and Cash Equivalents held by any Conveyed Company organized outside of the United States shall be reduced by (A) the amount of withholding or other Taxes that would be imposed on the repatriation of any Cash and Cash Equivalents in excess of the USD equivalent of $450,000 held by any Conveyed Company organized in Spain, (B) the amount of withholding or other Taxes that would be imposed on the repatriation of any Cash and Cash Equivalents in excess of the USD equivalent of $300,000 held by any Conveyed Company organized in Australia, and (C) the amount of withholding or other Taxes in excess of the USD equivalent of $75,000 that would be imposed on the repatriation of any Cash and Cash Equivalents from any Conveyed Company organized in any country other than the United States, Spain or Australia.

“Cerberus” means, collectively, Cerberus Institutional Partners VI, L.P., Cerberus CAL II Partners, L.P., each of their current or potential parallel investment funds, co-investment funds, successor investment funds, and any other investment vehicles and managed accounts under direct or indirect common management or control with Cerberus Capital Management, L.P. or its Affiliates.

“Change of Control Transaction” means the occurrence of any of the following:  (i) the sale of all or substantially all of Purchaser’s and its Subsidiaries’ assets to any Person other than Cerberus or (ii) any other transaction, whether by sale of equity interests, sale of assets, merger, recapitalization, reorganization or otherwise, pursuant to which any Person (or group of Persons acting in concert) pursuant to which Cerberus (A) will cease to own, directly or indirectly, more than fifty percent (50%) of the outstanding equity interests of Purchaser or (B) will cease to have the direct or indirect power to elect a majority of the members of the Board of Directors of Purchaser.

“Claim Certificate” shall have the meaning set forth in Section 8.6(a).

“Closing” shall mean the closing of the transactions contemplated by this Agreement pursuant to the terms and conditions of this Agreement.

“Closing Cash” shall mean the aggregate amount of Cash and Cash Equivalents of the Conveyed Companies as of the Effective Time, disregarding (i) any effects of the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) any Cash and Cash Equivalents funded by Purchaser on the Closing Date and (iii) any actions taken by or at the direction of Purchaser on the Closing Date.

“Closing Date” shall have the meaning set forth in Section 2.5(a).

“Closing Indebtedness” shall mean the Indebtedness of the Conveyed Companies as of the Effective Time, disregarding payments with respect to Indebtedness in accordance with Section 2.5(d).

“Closing Purchase Price” shall have the meaning set forth in Section 2.3.

“Closing Purchase Price Statement” shall have the meaning set forth in Section 2.3.

“Closing Working Capital” shall mean the Working Capital as of the Effective Time, calculated in a manner consistent with the Accounting Principles.

“Closing Working Capital Excess” shall mean the amount, if any, by which the Closing Working Capital exceeds the Base Working Capital.

“Closing Working Capital Shortfall” shall mean the amount, if any, by which the Closing Working Capital is less than the Base Working Capital.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended from time to time.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Collateral Source” shall have the meaning set forth in Section 8.5.

“Company Owned IP” means all of the Intellectual Property owned, or purported to be owned, by the Conveyed Companies, including the Intellectual Property set forth on Schedule 3.12 of the Seller Disclosure Letter.

“Company Systems” means all of the following operated by or for the Conveyed Companies (whether owned by any of them or a third party): computers, computer systems, servers, hardware, software, firmware, middleware, websites, databases, networks, servers, workstations, routers, hubs, switches, data communication equipment and lines, telecommunications equipment and lines, co-location facilities and equipment, and all other information technology equipment and related items of automated, computerized or software systems, including any outsourced systems (e.g., hosting locations) and all associated documentation.

“Competing Business” shall mean the design, engineering, installation, maintenance or holistic turnkey delivery of any undersea fiber optic telecommunications system (as opposed to the supply of components or parts to any party conducting such activities).

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of March 26, 2018 between TE Connectivity Ltd. and Cerberus Capital Management, L.P.

“Contest” shall mean any audit, administrative or court proceeding or other dispute with respect to any Tax matter that affects any of the Conveyed Companies.

“Contingent Payment Statement” has the meaning set forth Section 2.7(b).

“Contract” shall mean any legally binding understanding, obligation, agreement or contract including all amendments thereto.

“Conveyed Companies” shall, collectively, mean the Company and each of those entities listed on Schedule 3.3(b) of the Seller Disclosure Letter, and each of the Conveyed Companies shall be referred to individually as a “Conveyed Company.”

“Conveyed Company Benefit Plan” shall mean each Business Benefit Plan that is sponsored, maintained or entered into by a Conveyed Company.

“Conveyed Company Employee” shall mean any employee of a Conveyed Company (other than an Excluded Employee), including any employees transferred (or expected to be transferred) to a Conveyed Company in connection with the Restructuring as permitted by this Agreement (which transferred (or expected to be transferred) employees are listed, as of August 31, 2018, on Schedule 3.15(g)).  For the avoidance of doubt, “Conveyed Company Employee” as of the Closing Date shall include any individual who is absent on the Closing Date because of illness or being on short-term disability (including maternity disability), workers’ compensation, vacation, parental leave of absence or other absence or leave of absence.

“Conveyed Company Covered Person” shall have the meaning set forth in Section 5.12.

“Credit Support Agreement” shall mean a credit support agreement substantially in the form attached hereto as Exhibit B to be entered into between Seller and Purchaser or its designated Affiliate at the Closing.

“Credit Support Instrument” shall mean any performance guaranty entered into by Seller or any of its Affiliates (other than any Conveyed Company) or any letter of credit or similar instrument, in each case in support of any Conveyed Company’s obligations under any Contract with any customer of the Business.

“Current Business Employee” shall mean any Conveyed Company Employee or Additional Business Employee.

“Data Security Requirements” means the following, in each case to the extent relating to any sensitive or confidential information, or any matters relating to data privacy, protection, or security or the access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, destruction, or disposal of any personally identifiable information:  (i) all applicable Laws and any related security breach notification requirements, (ii) the Conveyed Companies’ own respective rules, policies, and procedures, and (iii) Contracts to which the Conveyed Companies are bound.

“Deal Related Severance” shall mean any severance, termination amounts and other amounts that are payable to any of the Additional Business Employees listed on Schedule 5.5(f) of the Seller Disclosure Letter (and the employer portion of any withholding, payroll or other Taxes in connection therewith) whose employment terminates (i) in connection with the transactions contemplated by this Agreement, (ii) who does not accept an offer of employment from Purchaser or its Affiliates made in accordance with Section 5.5(b) or (iii) by operation of or under applicable Law in connection with the consummation of the transactions contemplated by this Agreement.

“Debt Financing” shall have the meaning set forth in Section 4.7(b).

“Debt Financing Commitment” shall have the meaning set forth in Section 4.7(b).

“Debt Financing Related Parties” means the Debt Financing Sources and other lenders from time to time party to agreements contemplated by or related to the Debt Financing, their respective Affiliates and their and their respective Affiliates’ respective equityholders, members, partners, directors, officers, employees, agents, advisors and other representatives involved in the Debt Financing.

“Debt Financing Sources” means the lenders, agents, commitment parties and arrangers acting in such capacity with respect to any Debt Financing, together with their respective Affiliates, party from time to time to the Debt Financing Commitments.

“Default Closing Date” shall have the meaning set forth in Section 2.5(a).

“Definitive Financing Agreements” shall have the meaning set forth in Section 5.16(a).

“Designated Liabilities” means any Liability of any Conveyed Company in respect of (a) any Closing Indebtedness or Transaction Expenses that did not reduce the Final Purchase Price pursuant to Section 2.4(c), (b) the consummation of the Restructuring (other than, in the case of this clause (b), any Liability that (i) would otherwise have arisen in connection with the sale of the Business to Purchaser or its Affiliates without effecting the Restructuring or (ii) is the responsibility of Purchaser pursuant to this Agreement or any Ancillary Agreement) and (c) any matter set forth on Schedule 1.1(a).

“Disclosed Conditions” shall have the meaning set forth in Section 4.7(c).

“Disclosed Non-Project Guarantees” shall have the meaning set forth in Section 5.19(a).

“Disputed Item” shall have the meaning set forth in Section 2.4(b).

“Divestiture” shall have the meaning set forth in Section 5.4(d)(i).

“Dollars” and “$” shall each mean lawful money of the United States.

“Due Diligence Materials” shall have the meaning set forth in Section 4.10(a).

“Effective Time” shall have the meaning set forth in Section 2.5(a).

“End Date” shall have the meaning set forth in Section 9.1(b).

“Environmental Law” shall mean any Law or Order regulating or imposing Liability with respect to pollution or protection of the environment, occupational safety and health, human health related to exposure to Hazardous Substances, or the use, transport, treatment, storage, disposal, release or threatened release of, or exposure to, materials, substances, wastes, petroleum products, asbestos, urea formaldehyde insulation, polychlorinated biphenyls or any other Hazardous Substances, including those listed, classified or regulated as a pollutant or contaminant or otherwise as “hazardous”, “radioactive” or “toxic” or any similar term under any Law or Order pertaining to the environment or human health.

“Eligible Closing Date” shall have the meaning set forth in Section 2.10(a).

“Equity Financing” shall have the meaning set forth in Section 4.7(b).

“Equity Financing Commitment” shall have the meaning set forth in Section 4.7(b).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean any Person that, together with the Conveyed Companies, is or was, at a relevant time, treated as a single employer under Section 414 of the Code.

“Estimated Closing Cash” shall mean Seller’s good faith estimate of Closing Cash.

“Estimated Closing Indebtedness” shall mean Seller’s good faith estimate of Closing Indebtedness.

“Estimated Closing Working Capital” shall mean Seller’s good faith estimate of Closing Working Capital.

“Estimated Transaction Expenses” shall mean Seller’s good faith estimate of Transaction Expenses.

“Evaluation Material” shall have the meaning set forth in Section 5.1(b).

“Excluded Employee” shall mean (i) any employee of Seller or its Affiliates (other than the Conveyed Companies) who (A) does not perform his or her services primarily for or on behalf of the Business or a Conveyed Company, (B) will provide the services described in the Transition Services Agreement or (C) provides any of the services described on Schedule 3.18(a) of the Seller Disclosure Letter or (ii) any employee of Seller or its Affiliates (including the Conveyed Companies) who is listed under the heading “Excluded Employees” on Schedule 3.15(g).

“Final Determination” means, with respect to any Taxes, (i) the expiration of the statute of limitations on both assessments and refunds of such Taxes, or (ii) the final settlement of Taxes through agreement of the Parties or by an administrative or judicial decision from which no appeal can be taken or the time for taking any such appeal has expired.

“Financial Disclosures” shall have the meaning set forth in Section 3.17(a).

“Financial Statements” shall have the meaning set forth in Section 3.17(a).

“Financing Commitments” shall have the meaning set forth in Section 4.7(b).

“Financing Information” means the following: (a) all financial and related information with respect to the Business and the Conveyed Companies reasonably requested in writing by Purchaser and necessary to permit Purchaser to prepare a pro forma consolidated balance sheet and related pro forma financial statements, in each case as required pursuant to Exhibit D of the Debt Financing Commitment (provided, however, that, in any event, Purchaser shall be solely responsible for the preparation, contents and determination of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments to be incorporated into any pro forma information), (b) the audited financial information and unaudited financial information required to be delivered pursuant to Exhibit D of the Debt Financing Commitment and (c) to the extent requested in writing by Purchaser, all customary information with respect to the Business and the Conveyed Companies necessary for the preparation of a customary confidential information memorandum to syndicate the loans included in the Debt Financing.

“Flex Transfer Effective Date” shall have the meaning set forth in Section 5.5(l).

“Fraud” shall mean, with respect to any Party, any actual and intentional fraud with respect to the making of the representations and warranties contained in Article III or Article IV or any certificate delivered pursuant to Sections 2.3, 5.20 or 6.2(c); provided that “Fraud” shall only include common law liability for fraud with respect to the making of the representations and warranties contained in Article III or Article IV or any certificate delivered pursuant to Sections

2.3, 5.20 or 6.2(c), and shall exclude equitable fraud, promissory fraud, unfair dealing and any other fraud-based claim.

“Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Corporate Authority; Binding Agreement), Section 3.3(a) (first sentence only) and Section 3.3(b) (Conveyed Companies; Capital Structure), Section 3.5(a) (Non-Contravention) and Section 3.19 (Brokers).

“Funded Indebtedness” shall mean any Indebtedness of the type contemplated by clauses (i) or (ii) of the definition thereof.

“GAAP” shall mean generally accepted accounting principles in the United States in effect as of the date hereof.

“Governmental Authority” shall mean any instrumentality, subdivision, court, administrative agency, commission, official or other authority of any country, state, province, prefect, municipality, locality or other government or political subdivision thereof, or any arbitral tribunal (public or private) or quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, or any intergovernmental or supranational agency, authority, body, department or organization with authority over any Ship or the Conveyed Company owner of any Ship, including the United States Coastguard, the United States Maritime Administration, the IMO, the Marshall Islands Registry and any other registry with which any Ship is entered from time to time, and any relevant port state control authority.

“Government Contract” shall have the meaning set forth in Section 3.11(c).

“Government Official” shall mean any officer or employee of a Governmental Authority, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Hazardous Substances” shall mean any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum products, asbestos, urea formaldehyde insulation, polychlorinated biphenyls, mold, biological material, radiation and radioactive materials, noise, odor, and any other substance regulated or for which Liability may be imposed under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.

“IMO” means the International Maritime Organization.

“Inactive Employee” shall mean each Additional Business Employee who is on long-term disability leave.

“Income Taxes” shall mean any Taxes based on, measured by or calculated with respect to gross or net income or gross receipts (including capital gains Taxes, minimum Taxes,

income Taxes collected by withholding, and Taxes on Tax preference items, but excluding sales Taxes, value-added Taxes, or similar Taxes), or any franchise Taxes imposed in lieu thereof, together with any interest, penalties, or additions imposed with respect thereto, whether disputed or not.

“Indebtedness” shall mean, without duplication, any Liability of any Conveyed Company in respect of (i) any indebtedness for borrowed money; (ii) any indebtedness evidenced by notes, bonds, debentures or other similar Contracts; (iii) letters of credit or banker’s acceptances, in each case to the extent drawn; (iv) “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services; (v) any swap, hedging or derivative instruments, in each case assuming each such instrument were terminated as of immediately prior to Closing; (vi) the items set forth on Schedule 1.1(b); (vii) without duplication of any severance amounts referenced on Schedule 1.1(b), any unpaid severance obligations (other than Deal Related Severance) for any Conveyed Company Employee or any former employee of a Conveyed Company, in each case, whose employment was terminated prior to the Closing, and the employer’s portion of any employment Taxes associated with such payments; (viii) any indebtedness or other obligations of any other Person of the type described in the foregoing clauses (i) through (vii) to the extent guaranteed by any Conveyed Company; (ix) any accrued interest related to any of the foregoing clauses (i) through (viii); (x) any prepayment penalties, premiums, breakage costs, fees and other costs and expenses as a result of repayment, related to any of the foregoing clauses (i) through (ix), assuming repayment, discharge or termination, as applicable, as of immediately prior to the Closing; provided, however, that, (x) in no event will Indebtedness include: (A) any capitalized lease obligations, (B) indebtedness incurred by any Conveyed Company that is owed to another Conveyed Company, (C) undrawn amounts under existing letters of credit, lines of credit and revolving credit facilities, (D) any Liabilities or obligations under parental or performance guarantees of Seller and its Affiliates (other than any Conveyed Company) or (E) any Liabilities or obligations, including parental or performance guarantees of Seller and its Affiliates, under the Credit Support Agreement and (y) the calculation of Indebtedness shall be made without duplication of any amount to the extent deducted from the Purchase Price as a Transaction Expense or as a Liability in the calculation of Closing Working Capital.

“Indemnified Party” shall have the meaning set forth in Section 8.6(a).

“Indemnifying Party” shall have the meaning set forth in Section 8.6(a).

“Intellectual Property” shall mean any of the following:  United States or foreign (i) patents and patent applications, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof; (ii) registered and unregistered trademarks, service marks and other indicia of origin, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks (“Trademarks”); (iii) registered and unregistered copyrights and applications for registration thereof; (iv) internet domain names, applications and reservations therefor; (v) trade secrets, and, to the extent protectable under applicable Law, confidential or proprietary information not otherwise listed in (i) through (iv) above; and (vi) all other intellectual property rights, industrial property rights, and similar rights, including in Technology.

“Intercompany Accounts” means all the positive and negative intercompany balances, open foreign exchange and commodity positions, treasury management agreements and other financing arrangements between or among Seller and any of its Affiliates (other than the Conveyed Companies), on the one hand, and any Conveyed Company, on the other hand.

“IRS” shall mean the Internal Revenue Service of the United States of America.

“Knowledge of Seller” shall have the meaning set forth in Section 1.4.

“Landlord Leases” shall mean all leases, subleases, licenses or other agreements pursuant to which the Conveyed Companies convey or grant to any Person a leasehold or subleasehold estate in, or the right to use or occupy, any Owned Real Property or Leased Real Property or portion thereof, including the right to all security deposits and other amounts deposited with or on behalf of the Conveyed Companies thereunder.

“Law” shall mean any federal, state, territorial, foreign or local law, act, common law, statute, ordinance, rule, regulation, Maritime Regulation, code, treaty, constitution, Order or requirement of any Governmental Authority.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Conveyed Companies.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, liquidated or unliquidated, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any lien (including any maritime lien), security interest, mortgage, encumbrance or charge of any kind.

“Loss” or “Losses” shall mean any claims, actions, causes of action, judgments, awards, losses, Taxes, costs, expenses or damages (including reasonable attorneys’ fees and expenses); provided that, notwithstanding anything to the contrary contained herein, in no event shall “Losses” include any speculative or punitive damages or damages calculated based upon any multiple of lost earnings, lost profits, lost revenues, lost sales or other similar methodology, except to the extent awarded to a third party in a Third Party Claim.

“Maritime Regulation” means any United States, international or non-United States (including the Marshall Islands) law, rule, code, convention (including MARPOL), directive, mandatory guideline (whether or not having the force of law), protocol, regulation, requirement or restriction of a competent authority having jurisdiction of a Ship concerning or relating to any Ship or the Conveyed Company that is the owner, operator or manager of any Ship, and to which any Ship or any such owner operator or manager is subject and required to comply with in its Ship operations, including any of the foregoing applied, imposed, published or promulgated by any relevant Governmental Authority or any classification society with which a Ship is entered.

“MARPOL” means the International Convention for the Prevention of Pollution from Ships.

“Material Adverse Effect” shall mean any change, event, circumstance or effect that, individually or in the aggregate with any other change, event circumstance or effect, has had or would reasonably be expected to have (A) a material adverse effect on the results of operations or financial condition of the Business; provided, however, that changes, events, circumstances or effects resulting from:  (i) changes in economic or political conditions or the financing, banking, currency or capital markets in general; (ii) changes in Laws or interpretations thereof or changes in accounting requirements or principles (including GAAP); (iii) changes generally affecting industries, markets or geographical areas in which the Business operates; (iv) the announcement or pendency of the transactions contemplated by this Agreement or other communication by Purchaser or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to the Business, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Business; (v) the consummation of the transactions contemplated by this Agreement or any actions by Purchaser or Seller taken pursuant to this Agreement or in connection with the transactions contemplated hereby (including the Restructuring, but excluding Seller’s compliance with Section 5.2(a)(C)); (vi) conduct by the Business prohibited under Section 5.2 to which Purchaser gave its prior written consent or the failure to take any action contemplated by Section 5.2 that Seller or its Affiliates have requested the consent of Purchaser to take and to which Purchaser did not grant its consent; (vii) any natural disaster or any acts of terrorism, cyberattack, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, whether or not occurring or commenced before, on or after the date of this Agreement; (viii) any action required to be taken under any Law or Order or any existing Material Contract by which the Business (or any of the assets or properties of the Business) is bound; (ix) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, the sale, transfer, divestiture, license or disposition of operations, divisions, businesses, product lines, customers or assets arising from Purchaser’s compliance with its obligations under Section 5.4; or (x) any failure by the Business to meet any internal projections or forecasts and seasonal changes in the results of operations of the Business, in each case, shall be deemed to not constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred, except, (x) in the case of the foregoing clauses (i), (ii), (iii) or (vii), to the extent such changes or effects referred to therein have a materially disproportionate impact on the Business as compared to other companies with businesses similar to the Business (y) that in the case of the foregoing clause (x), the underlying cause of any such failure may constitute a “Material Adverse Effect” and may be considered in determining whether a “Material Adverse Effect” has occurred except to the extent such underlying cause is otherwise excluded pursuant to clauses (i)-(ix); or (B) materially impair or delay beyond the End Date the ability of Seller to consummate the transactions contemplated under this Agreement (including the consummation of the Restructuring).

“Material Contracts” shall have the meaning set forth in Section 3.11(a).

“Material Customer” shall have the meaning set forth in Section 3.11(a)(iii).

“Material Supplier” shall have the meaning set forth in Section 3.21.

“Multiemployer Plan” shall have the meaning set forth in Section 3.14(d).

“Net Sale Proceeds” means (i) Qualifying Sale Proceeds, minus (ii) Cerberus and its Affiliates’ documented, out-of-pocket fees and expenses incurred in connection with the consummation of such Qualifying Sale Transaction and minus (iii) the sum of (x) the aggregate amount of the equity investment in Purchaser or its Affiliates funded by Cerberus at Closing in connection with the consummation of the transactions contemplated hereby and (y) the aggregate amount of any subsequent equity investments in Purchaser or its Affiliates funded in cash by Cerberus.

“New Debt Financing Commitments” shall have the meaning set forth in Section 5.16(b).

“NISPOM” shall mean the National Industrial Security Program Operating Manual (DoD 5220.22-M, as may be amended and updated).

“Offeree” shall mean any Additional Business Employee who accepts an offer of employment from Purchaser or its Affiliate pursuant to Section 5.5(b).

“Offeree Start Date” with respect to an Offeree shall mean the date that such Offeree is scheduled to commence employment with Purchaser or one of its Affiliates.

“Order” shall mean any judgment, order, ruling, injunction, decree, writ, permit or license of any Governmental Authority or any arbiter.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Conveyed Companies.

“Parties” shall have the meaning set forth in the preamble of this Agreement.

“Party” shall have the meaning set forth in the preamble of this Agreement.

“Payoff Letters” shall have the meaning set forth in Section 5.25.

“Per-Claim Deductible” shall have the meaning set forth in Section 8.4(a).

“Permit” shall mean each permit, certificate, license, consent, approval or authorization of any Governmental Authority or which is required by any Maritime Regulation.

“Permitted Liens” shall mean: (a) Liens for Taxes, assessments and other governmental charges that are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings; (b) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (c) easements, covenants, conditions and restrictions of record; (d) easements, covenants, conditions and restrictions not of record as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of the Business; (e) any zoning or other governmentally established restrictions or encumbrances regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any

Governmental Authority having jurisdiction over such real property which are not materially violated by the current use or occupancy of such real property or the current operation of the Business thereon; (f) pledges or deposits to secure obligations under workers or unemployment compensation Laws or similar legislation or to secure public or statutory obligations; (g) mechanic’s, materialman’s, warehouseman’s, supplier’s, vendor’s or similar Liens arising under applicable Law and incurred in the ordinary course of business securing amounts that are not overdue or the amount or validity of which are being contested in good faith by appropriate proceedings; (h) leases, subleases, licenses and other similar agreements granting the right to use or occupy real property; (i) statutory Liens and other rights of landlords; (j) in relation to the Ships, Liens arising in the ordinary course of business, securing amounts that are not overdue or the amount or validity of which are being contested in good faith by appropriate proceedings, which do not, individually or in the aggregate, materially reduce the value of any Ship, or materially impair the operations of any Ship, or result in any arrest, confiscation, detention, forfeiture, injunction, requisition, seizure, sale or other taking of any Ship; (k) non-exclusive licenses to Intellectual Property; (l) Liens listed on Schedule 1.1(c) of the Seller Disclosure Letter and (m) other imperfections of title, license or Liens, if any, which, individually or in the aggregate, do not materially impair the continued use and operation of the assets to which they relate in the conduct of the Business.

“Person” shall mean an individual, a limited liability company, a joint venture, a corporation, a company, a partnership, an association, a trust, a division or operating group of any of the foregoing or any other entity or organization, including any Governmental Authority.

“Post-Closing Statement” shall have the meaning set forth in Section 2.4(a).

“Pre-Closing Period” means any taxable period ending on or before the Closing Date.

“Purchased Marks” shall have the meaning set forth in Section 5.10.

“Purchaser” shall have the meaning set forth in the preamble of this Agreement.

“Purchaser Financing” shall have the meaning set forth in Section 4.7(b)

“Purchaser Flex Plan” shall have the meaning set forth in Section 5.5(l).

“Purchaser Group Entities” shall have the meaning set forth in Section 4.16.

“Purchaser Guarantee” means the limited guarantee, dated as of the date hereof, in favor of Seller with respect to certain obligations of Purchaser arising under, Section 9.2 of this Agreement, including an amount not to exceed $500,000 in respect of Purchaser’s obligations under Section 9.2(c).

“Purchaser Guarantor” means the “Guarantor” as defined under the Purchaser Guarantee.

“Purchaser Indemnitees” shall have the meaning set forth in Section 8.2.

“Purchaser Releasee” shall have the meaning set forth in Section 10.16.

“Purchaser Releasor” shall have the meaning set forth in Section 10.16.

“Purchaser Representative” shall mean any of Purchaser’s Representatives.

“Purchaser Savings Plan” shall have the meaning set forth in Section 5.5(j).

“Qualifying Sale Agreement” has the meaning set forth Section 2.7(b).

“Qualifying Sale Proceeds” means the aggregate consideration received by Cerberus pursuant to a Qualifying Sale Transaction, as finally determined pursuant to the post-closing purchase price adjustment provisions of the Qualifying Sale Agreement.

“Qualifying Sale Transaction” has the meaning set forth Section 2.7(a).

“Real Property Leases” shall have the meaning set forth in Section 3.13(b).

“Registered Intellectual Property” shall have the meaning set forth in Section 3.12(a).

“Remedial Action” shall mean any investigation, remediation, clean-up, abatement, removal or monitoring (or words of similar import) of Hazardous Substances.

“Representatives” of any Person shall mean such Person’s directors, managers, members, officers, employees, agents, advisors and representatives (including attorneys, accountants, consultants, financial advisors, financing sources and any representatives of such advisors or financing sources).

“Restricted Cash” means any cash and cash equivalents (i) the use of which is restricted by Law or Contract, including any deposits with third parties, (ii) that are insurance proceeds in respect of a condemnation, casualty, loss or other material damage to any of the assets of the Business prior to the Closing Date that have not been used to repair or replace such condemned or damaged property as permitted or required pursuant to the terms hereof, (iii) that are held by any Conveyed Company organized outside of the United States that cannot be repatriated to the United States and (iv) that are proceeds from the sale of the Teneo Ship.

“Restructuring” shall mean the actions set forth on Schedule 1.1(d) of the Seller Disclosure Letter.

“Retention Bonuses” shall mean all change in control or retention bonuses payable to Current Business Employees in conjunction with the transactions contemplated by this Agreement, including those certain retention bonuses payable to Current Business Employees pursuant to retention agreements entered into between Seller or its Affiliates and such employees prior to the date hereof in connection with the transactions contemplated by this Agreement.

“Rochester Cable Business” shall mean the worldwide design, manufacture, sale and distribution of electrochemical, electro-optical and optical cables for use in undersea telecommunications systems for high strength, long-length deep water and ruggedized applications, as conducted by Affiliates of Seller; provided however, that these business activities shall not include the design, engineering, installation, maintenance or holistic turnkey delivery of any undersea fiber optic telecommunications system using any such cables (as opposed to the supply of components or parts to any party conducting such activities).

“Sanctioned Country” means any country or region that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Control Laws (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Control Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, without limitation, the U.S. Department of the Treasury Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List; (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Seller” shall have the meaning set forth in the preamble of this Agreement.

“Seller Benefit Plan” means each Business Benefit Plan that is not a Conveyed Company Benefit Plan.

“Seller Disclosure Letter” shall have the meaning set forth in the preamble to Article III.

“Seller Flex Plan” shall have the meaning set forth in Section 5.5(l).

“Seller Indemnitees” shall have the meaning set forth in Section 8.3.

“Seller Releasee” shall have the meaning set forth in Section 10.16.

“Seller Releasor” shall have the meaning set forth in Section 10.16.

“Seller Retained Marks” shall mean the names, marks and logos and any other Trademarks set forth on Schedule 5.9 of the Seller Disclosure Letter.

“Seller Savings Plan” shall have the meaning set forth in Section 5.5(j).

“Seller’s Refunds” shall have the meaning set forth in Section 7.6(a).

“Seller’s Taxes” shall have the meaning set forth in Section 7.1.

“Shared Contract” shall have the meaning set forth in Section 5.22.

“Shares” shall have the meaning set forth in the recitals hereto.

“Ship” shall mean any ship owned, operated or managed by any Conveyed Company as set forth on Schedule 3.23.

“Solvent” shall mean, with respect to any Person, that (i) the property of such Person, at a present fair saleable valuation, exceeds the sum of its Liabilities, (ii) the present fair saleable value of the property of such Person exceeds the amount that will be required to pay such Person’s probable Liabilities as they become absolute and matured, and (iii) such Person has adequate capital to carry on its business.  In computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured Liabilities.

“Specified 401(k) Supplement” shall have the meaning set forth in Section 3.14(a) of the Seller Disclosure Letter.

“Straddle Period” shall have the meaning set forth in Section 7.2(a).

“Subsidiary” shall mean, with respect to any Person, (i) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors (or other persons performing similar functions) of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Tax Claim” shall have the meaning set forth in Section 7.5(c).

“Tax Indemnified Party” shall have the meaning set forth in Section 7.5(c).

“Tax Indemnifying Party” shall have the meaning set forth in Section 7.5(c).

“Tax Notice” shall have the meaning set forth in Section 7.5(c).

“Tax Objection Notice” shall have the meaning set forth in Section 7.5(d).

“Tax Return” shall mean any return, declaration or report relating to Taxes due, any information return with respect to Taxes, or other similar report, statement, declaration or document filed or required to be filed under the Code or other Laws in respect of Taxes, any amendment to any of the foregoing, any claim for refund of Taxes paid, and any attachments, amendments or supplements to any of the foregoing.

“Taxes” shall mean any federal, state, county, local or foreign tax (including any Transfer Tax), charge, fee, levy, impost, duty, or other assessment, including income, gross receipts, excise, employment, sales, use, transfer, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, highway use, commercial rent, customs duty, capital stock, paid-up capital, profits, withholding, Social Security, single business, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any Governmental Authority, including any estimated payments relating thereto, any interest, penalties, and additions imposed thereon or with respect thereto, whether disputed or not, and including liability for taxes of another person under Treas. Reg. Section 1.1502-6 or similar provision of state, local or foreign law, or as a transferee or successor, by Contract, by assumption, or otherwise.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.

“Taxing Authority Notice” shall have the meaning set forth in Section 7.5(c).

“TE Support Instrument” means each guarantee, surety bond, letter of credit or other credit support provided by Seller to any of its existing customers, in each case, related to the Business, and guaranteeing or supporting the performance of uncompleted work or financial commitments of any of the Conveyed Companies prior to the Closing Date.

“Technology” shall mean inventions (whether patentable or not) and invention disclosures and improvements thereto, works of authorship, technical data, customer and supplier lists, know-how, processes, methods, techniques, research and development, drawings, specifications, layouts, designs, formulae, algorithms, compositions, industrial models, architectures, plans, proposals, financial, business and marketing plans and proposals, and price and cost information and other proprietary information or material of any type, usernames, keywords, tags, and other social media identifiers, for all third-party social media sites, as well as all content uploaded or posted to such sites, computer programs and software (whether in source code or object code form), data, databases, and collections of data, and any documentation and records relating to any of the foregoing.

“Third-Party Claim” shall have the meaning set forth in Section 8.7(a).

“Trade Control Laws” means all U.S. and non-U.S. Laws relating to (i) economic, trade, and financial sanctions, including, without limitation, those administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control, the U.S. Department of State, the European Union, Her Majesty’s Treasury, and the United Nations; (ii) export, import, reexport, transfer, and retransfer controls, including, without limitation, those administered and enforced by the U.S. Department of Commerce Bureau of Industry and Security, U.S. Customs and Border Protection, the European Union, the United Kingdom, and the United Nations; (iii) antiboycott requirements and (iv) the prevention of money laundering.

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”

“Transaction Expenses” shall mean, in each case, solely to the extent not paid prior to or at the Closing, without duplication, the sum of the following, as of the Effective Time (disregarding payments with respect to Transaction Expenses in accordance with Section 2.5(d)), (i) all amounts that are payable by any Conveyed Company to (x) Covington & Burling LLP, Davis Polk & Wardwell LLP and any other outside counsel to the Conveyed Companies or Seller and (y) Citigroup Global Markets, Inc., PricewaterhouseCoopers LLP and all other third party transaction advisors engaged by the Conveyed Companies or Seller, including financial advisors, investment bankers, brokers, accountants and data room administrators, in the case of each of clauses (x) and (y), in connection with this Agreement and the transactions contemplated hereunder and for services rendered through the close of business on the Closing Date, (ii) the portion of Deal Related Severance for which Seller is responsible pursuant to Section 5.5(f), (iii) Retention Bonuses, or similar payments payable in connection with the transactions contemplated by this Agreement to any Conveyed Company Employee or Additional Business Employee or any former employee of a Conveyed Company or the Business, (iv) the employer portion of any withholding, payroll or other Taxes payable by a Conveyed Company attributable to the portion of Deal Related Severance for which Seller is responsible pursuant to Section 5.5(f), Retention Bonuses or attributable to any other compensatory amount contemplated by the foregoing clause (iii), (v) the premium payable by any Conveyed Company with respect to the D&O Tail, and (vi) any Transfer Taxes; provided, that the calculation of Transaction Expenses shall (i) be made without duplication of any amount to the extent deducted from the Purchase Price as Indebtedness or as a Liability in the determination of Closing Working Capital, and (ii) shall not include (A) any fees or expenses incurred by Purchaser in connection with the transaction contemplated hereunder whether or not billed or accrued (including any fees and expenses of legal counsel, financial advisors, investment bankers, brokers and accountants of Purchaser) or (B) any amounts paid prior to Closing by Seller or its Affiliates.

“Transfer Taxes” shall mean all stamp, transfer, real property transfer, recordation, grantee/grantor, documentary, sales and use, value added, registration, occupation, privilege, or other such similar Taxes, fees and costs (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement.

“Transferred Employee” shall mean any (i) Conveyed Company Employee, and (ii) Offeree who commences employment with Purchaser; provided, that any Offeree shall become a Transferred Employee as of the date of actual employment with Purchaser or any of its Affiliates.

“Transition Services Agreement” shall mean a transition services agreement substantially in the form attached hereto as Exhibit C to be entered into between Seller and Purchaser at the Closing.

“Undisclosed Non-Project Guarantees” shall have the meaning set forth in Section 5.19(a).

“Working Capital” shall mean (a) the current assets of the Business minus (b) (i) the current liabilities of the Business and (ii) the long-term portion of the warranty reserve, calculated in accordance with the Accounting Principles and the illustrative calculation attached hereto as Exhibit D.  Notwithstanding anything to the contrary herein or otherwise, (i) only those specific current assets and current liabilities set forth in the example Working Capital determination in the Accounting Principles will be used in determining Working Capital and (ii) Working Capital shall exclude Cash and Cash Equivalents, Restricted Cash, Indebtedness and Transaction Expenses.

Section 1.2                                    Construction.  In this Agreement, unless the context otherwise requires:

(a)         any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication (but excludes e-mail communications);

(b)         the phrases “delivered” or “made available”, when used in Article III of this Agreement, shall mean that the information referred to has been posted in the Intralinks “Project Crown” data room established by Seller at least two (2) Business Days prior to the date hereof and remains available for viewing as of the date hereof;

(c)          words expressed in the singular number shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter genders and vice versa;

(d)         references to Articles, Sections, Exhibits, Schedules and Recitals are references to articles, sections, exhibits, schedules and recitals of this Agreement;

(e)          references to “day” or “days” are to calendar days;

(f)           references to “the date hereof” shall mean as of the date of this Agreement;

(g)          references to “the transactions contemplated hereby” or similar phrase shall mean the sale of Shares at Closing, the consummation of the Restructuring, and the execution and delivery of the Ancillary Agreements and the other certificates and instruments contemplated hereby;

(h)         unless expressly indicated otherwise, the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(i)             references to this “Agreement” or any other agreement or document shall be construed as references to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented; and

(j)            “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import.

Section 1.3                                    Exhibits and Seller Disclosure Letter.  The Exhibits to this Agreement and the Seller Disclosure Letter are incorporated into and form an integral part of this Agreement.  If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.

Section 1.4                                    Knowledge.  Where any representation or warranty or other provision contained in this Agreement is expressly qualified by reference to the “Knowledge of Seller”, such knowledge shall mean to the actual knowledge of (as distinguished from constructive or imputed knowledge) those individuals listed on Schedule 1.4 of the Seller Disclosure Letter, without investigation.

ARTICLE II

PURCHASE AND SALE

Section 2.1                  Purchase and Sale of the Shares.  Upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall sell to Purchaser, and Purchaser agrees to purchase from Seller, the Shares, free and clear of all Liens other than restrictions on transfer arising under applicable securities Laws.

Section 2.2                  Purchase Price.  The purchase price for the Shares shall be equal to, without duplication: (a) (i) $325,000,000, (ii) plus the Closing Working Capital Excess (if any), (iii) minus the Closing Working Capital Shortfall (if any), (iv) minus Closing Indebtedness, (v) minus Transaction Expenses (if any), (vi) plus Closing Cash (the amount calculated pursuant to this clause (a), the “Purchase Price”), and (b) the Contingent Payment (if any) payable pursuant to Section 2.7.

Section 2.3                  Closing Purchase Price.  On or before the date that is three (3) Business Days prior to the anticipated Closing Date (but no earlier than the date that is seven (7) Business Days prior to the anticipated Closing Date), Seller shall prepare and deliver to Purchaser a statement (the “Closing Purchase Price Statement”), setting forth (a) the Estimated Closing Working Capital, (b) the Estimated Closing Indebtedness (including the portion thereof, if any, comprising Funded Indebtedness), (c) the Estimated Closing Cash, (d) the Estimated Transaction Expenses and (e) the resulting calculation of the Purchase Price as of the Closing Date (such calculation, the “Closing Purchase Price”), together with reasonable supporting detail.  The Closing Purchase Price Statement shall be accompanied by a certificate of an executive officer of Seller (x) stating that the Closing Purchase Price Statement has been prepared in accordance with this Agreement, including the Accounting Principles and the definitions set forth herein and (y) setting forth the amount due to, and bank wire instructions for, each Person entitled to any payment at Closing pursuant to Section 2.5(d).  Following delivery of the Closing Purchase Price Statement, Seller shall afford Purchaser and its Representatives reasonable access, upon reasonable notice and during normal business hours, to the books and records to the extent related to the preparation of the Closing Purchase Price Statement and to Seller’s and its Affiliates’ appropriate personnel involved in the preparation of the Closing Purchase Price Statement.  Seller shall consider in good faith any reasonable comments Purchaser has to the Closing Purchase Price Statement and, to the extent Seller reasonably deems it to be appropriate, revise the Closing Purchase Price Statement to reflect such comments.  Any such revised Closing Purchase Price Statement shall constitute the Closing Purchase Price Statement for all purposes of this Agreement.

Section 2.4                                    Post-Closing Adjustment.

(a)         Promptly after the Closing Date, and in any event not later than twenty (20) days following the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Post-Closing Statement”), setting forth Seller’s good faith calculation of (i) Closing Working Capital, (ii) Closing Indebtedness, (iii) Transaction Expenses, (iv) Closing Cash, and (v) the

resulting calculation of the Purchase Price, together with reasonable supporting detail and documentation.  The Post-Closing Statement shall be accompanied by a certificate of an executive officer of Seller stating that the Post-Closing Statement has been prepared in accordance with this Agreement, including the Accounting Principles (to the extent applicable) and the definitions set forth herein.  Purchaser shall give Seller and its Representatives reasonable access, upon reasonable notice and during normal business hours, to the premises, books and records, and appropriate personnel of the Business, the Conveyed Companies and Purchaser for purposes of the preparation of the Post-Closing Statement in accordance with this Section 2.4(a), and Purchaser shall instruct its personnel (including the Transferred Employees) and Representatives to reasonably cooperate with, and promptly and completely respond to all reasonable requests and inquiries of, Seller and its Representatives.  Upon execution of a customary access letter if required by the applicable Party’s outside accountants, each Party and its Representatives shall have reasonable access, upon reasonable notice and during normal business hours, to all relevant work papers, schedules, memoranda and other documents prepared by the other Party or its Representatives (including its outside accountants) to the extent related to the calculation of the Closing Working Capital, Closing Cash, Closing Indebtedness and/or Transaction Expenses in any respect.  Following delivery of the Post-Closing Statement, Seller shall afford Purchaser and its Representatives reasonable access, upon reasonable notice and during normal business hours, to Sellers’ and its Affiliates’ appropriate personnel involved in the preparation of the Post-Closing Statement.

(b)         Purchaser and Purchaser’s accountants and financial and other advisors may make inquiries of Seller and/or Seller’s accountants regarding questions concerning or disagreements with the Post-Closing Statement arising in the course of Purchaser’s review, and Seller shall instruct its personnel and Representatives to reasonably cooperate with, and promptly and completely respond to all reasonable requests and inquiries of, Purchaser and its Representatives.  Purchaser shall complete its review of the Post-Closing Statement within seventy-five (75) days after the delivery thereof to Purchaser.  In no event later than the conclusion of such seventy-five (75) day period, Purchaser may submit to Seller a letter regarding its concurrence or disagreement with the accuracy of the Post-Closing Statement; provided that any such letter must specify (i) the items of the Post-Closing Statement with which Purchaser disagrees, (ii) the adjustments that Purchaser proposes to be made to the Post-Closing Statement (each, a “Disputed Item”) and (iii) the specific amount of such disagreement and all reasonable supporting detail and documentation and calculations (the “Purchaser Objection Statement”); and provided, further, that Purchaser may only disagree with the Post-Closing Statement to the extent Purchaser claims Seller did not prepare the Post-Closing Statement in a manner consistent with the Accounting Principles (to the extent applicable) or the terms of this Agreement (including the definitions set forth herein).  If Purchaser does not deliver a Purchaser Objection Statement before the conclusion of such seventy-five (75) day period, the Post-Closing Statement shall be final and binding upon the Parties and Purchaser shall be deemed to have agreed with all items and amounts contained in the Post-Closing Statement.  If Purchaser does deliver a Purchaser Objection Statement, following such delivery, Seller and Purchaser shall attempt in good faith to resolve promptly any disagreement as to the computation of any item in the Post-Closing Statement.  Any items as to which there is no disagreement shall be deemed agreed.  If a resolution of such disagreement has not been effected within ten (10) days (or longer, as mutually agreed by the Parties) after delivery of the Purchaser Objection Statement, then Seller and Purchaser shall execute a customary engagement letter with the Accountant and submit any unresolved Disputed

Item to the Accountant for determination.  Seller and Purchaser shall instruct the Accountant that the determination of the Accountant with respect to any such Disputed Item shall be completed within thirty (30) days of submission of such Disputed Item to the Accountant and shall be determined based solely upon the written submission of Purchaser and Seller (and not by independent review) and in accordance with the Accounting Principles (to the extent applicable) and the terms of this Agreement and the defined terms set forth herein.  Purchaser’s and Seller’s respective calculations of the Disputed Items submitted to the Accountant shall not be greater than or less than, respectively, the highest or lowest value ascribed to such Disputed Items in the Post-Closing Statement and the Purchaser Objection Statement.  Neither Party shall engage in any ex parte communication with the Accountant.  The determination of the Accountant shall be final and binding upon Seller and Purchaser absent fraud or manifest error.  The Accountant shall adopt a position within the range of positions submitted by Seller and Purchaser with respect to any Disputed Item.  The Accountant’s determination regarding any Disputed Item shall be based solely on whether Seller included such Disputed Item in or excluded such Disputed Item from the Post-Closing Statement or calculated such Disputed Item, as the case may be, in a manner consistent with the Accounting Principles (to the extent applicable) and the terms of this Agreement and the definitions set forth herein.  The Accountant’s determination of the Disputed Items shall be set forth in a written report which shall specify in reasonable detail, how such determinations were made.  The costs and expenses of the Accountant shall be borne by Purchaser in the proportion that the aggregate dollar amount of the items that are successfully disputed by Seller (as finally determined by the Accountant) bears to the aggregate dollar amount of the items submitted to the Accountant and by Seller in the proportion that the aggregate dollar amount of the disputed items that are unsuccessfully disputed by Seller (as finally determined by the Accountant) bears to the aggregate dollar amount of the items submitted to the Accountant.

(c)          The Post-Closing Statement that has become final and binding pursuant to this Section 2.4 is referred to herein as the “Final Closing Statement” and (i) the Closing Working Capital set forth on such Final Closing Statement shall be deemed the final Closing Working Capital, (ii) the Closing Indebtedness set forth on such Final Closing Statement shall be deemed the final Closing Indebtedness, (iii) the Transaction Expenses set forth on such Final Closing Statement shall be deemed the final Transaction Expenses, (iv) the Closing Cash set forth on such Final Closing Statement shall be deemed the final Closing Cash, and (v) the Purchase Price set forth on such Final Closing Statement shall be deemed the final Purchase Price (the “Final Purchase Price”).

(d)         No more than five (5) Business Days after the determination of the Final Purchase Price:

(i)                                     if the Final Purchase Price is greater than the Closing Purchase Price, then Purchaser shall pay an amount equal to such excess to Seller by delivery of immediately available funds into the bank account(s) designated by Seller at least one (1) Business Day prior to the end of such five (5) Business Day period; and

(ii)                                  if the Final Purchase Price is less than the Closing Purchase Price, then Seller shall pay an amount equal to such shortfall to such Conveyed Company as is designated by Purchaser at least one (1) Business Day prior to the end of such five (5) Business Day period by delivery of immediately available funds into the bank account(s)

designated by Purchaser at least one (1) Business Day prior to the end of such five (5) Business Day period.

(e)          Any payment made pursuant to Section 2.4(d) shall be made with interest (such interest to be calculated on the basis of a year of three-hundred sixty (360) days and the actual number of days elapsed) on such amount from the date that is five (5) Business Days following the determination of the Final Purchase Price to the date of such payment at a rate equal to five percent (5%) per annum.

Section 2.5                                    Closing.

(a)         The Closing shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017, at 10:00 A.M., Eastern Time on the third (3rd) Business Day following the later to occur of (x) satisfaction or waiver of the conditions precedent specified in Article VI (other than the conditions to be satisfied by actions taken at the Closing, but subject to the waiver or satisfaction of such conditions) and (y) the date that is forty-five (45) days following the date hereof, or at such other times and places as the Parties may mutually agree; provided, that at Seller’s election and upon Seller’s delivery of written notice to Purchaser at least two (2) Business Days prior to the date upon which the Closing would occur in the absence of this proviso (the “Default Closing Date”), the Closing shall take place on the first Eligible Closing Date immediately following the Default Closing Date (subject to the continued satisfaction or waiver of the conditions precedent specified in Article VI (other than the conditions to be satisfied by actions taken at the Closing, but subject to the waiver or satisfaction of such conditions)) “Eligible Closing Date” means a Business Day that is Seller’s last fiscal day of a calendar month.  The date on which the Closing occurs is called the “Closing Date.”  The Closing shall be deemed to occur and be effective as of 11:59 P.M., Eastern Time on the Closing Date (the “Effective Time”).

(b)         At the Closing, Purchaser shall deliver or cause to be delivered to Seller (i) the officer’s certificate referenced in Section 6.3(c) and (ii) each of the Ancillary Agreements, duly executed by Purchaser or its applicable Affiliate.

(c)          At the Closing, Seller shall deliver or cause to be delivered to Purchaser (i) the certificate (if any) representing the Shares, (ii) the officer’s certificate referenced in Section 6.2(c), (iii) each of the Ancillary Agreements, duly executed by Seller or its applicable Affiliate, (iv) evidence of termination of any Affiliate Contracts and all Intercompany Accounts and (v) evidence of release of any Liens (other than Permitted Liens) on the assets or equity interests of the Conveyed Companies.

(d)         At the Closing, Purchaser shall pay or caused to be paid the following amounts:

(i)                                     to Seller, the Closing Purchase Price by wire transfer of immediately available funds to an account or accounts designated by Seller in the Closing Purchase Price Statement;

(ii)                                  to each Person entitled to receive any amount in respect of any Funded Indebtedness, the amount due to such Person as set forth in the Closing Purchase Price Statement and applicable Payoff Letter, by wire transfer of immediately available funds to an account or accounts set forth in the Closing Purchase Price Statement and applicable Payoff Letter;

(iii)                               to each Person entitled to receive any amount in respect of the Transaction Expenses, the amount due to such Person as set forth in the Closing Purchase Price Statement, by wire transfer of immediately available funds to an account or accounts set forth in the Closing Purchase Price Statement; provided, that any compensatory payments subject to withholding of Taxes shall instead be paid by wire transfer of immediately available funds to the Conveyed Company obligated to make such payment for further payment to such Person through such Conveyed Company’s payroll.

The Seller and Purchaser hereby acknowledge and agree that the Cash and Cash Equivalents of the Conveyed Companies on the Closing Date shall serve as a source of funding for Purchaser’s obligations under this Section 2.5(d), and that Seller shall cause the Conveyed Companies to use such Cash and Cash Equivalents to fund such payments as directed by the Purchaser.

Section 2.6                                    Withholding.  Purchaser (and its Affiliates) and the Conveyed Companies shall be entitled to deduct and withhold any amount from all amounts otherwise payable pursuant to this Agreement as Purchaser (or its Affiliates) and any Conveyed Company is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-United States Law.  To the extent such withheld and deducted amounts are paid over to the proper Governmental Authority they will be treated for all purposes of this Agreement as having been paid to Person in respect of which such withholding or deduction was made.

Section 2.7                                    Contingent Payment.

(a)         In the event that Purchaser consummates a Change of Control Transaction prior to the second anniversary of the Closing Date (a “Qualifying Sale Transaction”), then Seller shall be entitled to receive a payment in an amount equal to twenty percent (20%) of the Net Sale Proceeds, valuing any non-cash consideration included in the Net Sale Proceeds at fair market value (as determined in good faith by the board of directors of Purchaser) (such payment, the “Contingent Payment”), payable in accordance with the provisions of this Section 2.7.

(b)         No later than five (5) days following the final determination of the Qualifying Sale Proceeds pursuant to the post-closing purchase price adjustment provisions of the definitive agreement for such Qualifying Sale Transaction (the “Qualifying Sale Agreement”) Purchaser shall deliver to Seller, along with reasonable supporting documentation, a statement setting forth in reasonable detail Purchaser’s good faith calculation of the Net Sale Proceeds and the resulting Contingent Payment (the “Contingent Payment Statement”).  Purchaser’s calculation of the Contingent Payment set forth in the Contingent Payment Statement shall be final and binding for all purposes of this Agreement unless Seller delivers to Purchaser a written objection to such calculation within twenty (20) days following the date of delivery of the Contingent Payment Statement setting forth in reasonable detail Seller’s basis for its objection.  In the event that Seller timely submits any such written objection, then Purchaser and Seller shall negotiate in good faith to resolve their dispute with respect to the calculation of the Contingent Payment; provided, that if such dispute is not resolved within twenty (20) days after delivery of such written objection, then the dispute resolution provisions of Section 2.4(b) shall apply, mutatis mutandis.

(c)          No later than three (3) Business Days after final determination of the amount of the Contingent Payment pursuant to Section 2.7(b), Purchaser shall pay to Seller the Contingent Payment by wire transfer of immediately available funds to the bank account designated by Seller at least one (1) Business Day prior to the end of such three (3) Business Day period; provided, that in the event that any portion of the consideration to be received by Cerberus pursuant to such Qualifying Sale Transaction (i) is subject to any escrow, holdback or other contingency, then the proportionate amount of the Contingent Payment shall be withheld and not paid to Seller unless, until and only to the extent that such portion of Cerberus’s consideration is released to Cerberus from any such escrow or holdback, or such contingency lapses or is satisfied (or any portion of the amounts withheld in respect of such contingency is distributed to the limited partners or other investors of Cerberus), as applicable, and (ii) is non-cash consideration, then the Contingent Payment shall be made in the same proportion of cash and non-cash consideration as the proportion of cash and non-cash consideration comprising the Qualifying Sale Proceeds; provided further that, to the extent receipt of any non-cash consideration would cause Seller or any of its Affiliates to be bound by, or otherwise subject to, any noncompetition, nonsolicitation or other material restrictive covenant (other than a customary confidentiality covenant, and expressly excluding any shareholder restrictions on transfer that apply equally to Cerberus), Seller instead shall be entitled to receive from Purchaser cash with a value equivalent to such non-cash consideration, valuing such non-cash consideration at fair market value (as determined in good faith by the board of directors of Purchaser).

(d)         Notwithstanding anything to the contrary in this Section 2.7 or otherwise, but subject to any rights Seller or any of its Affiliates may have under the Ancillary Agreements, (i) Seller shall have no rights with respect to any Change of Control Transaction, Qualifying Sale Transaction or Qualifying Sale Agreement (including, without limitation, no information rights or rights to object or consent to any such transaction or agreement) other than the rights expressly set forth herein to receive the Contingent Payment if and when payable pursuant to the terms of this Section 2.7 and (ii) Purchaser shall not be permitted in connection with any Qualifying Sale Transaction to bind Seller or any of its Affiliates to sell any equity interests to, or to make any agreement, covenant or restriction with or in favor of, any third party.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except for any exceptions set forth in the letter (the “Seller Disclosure Letter”) delivered by Seller to Purchaser concurrently with the execution of this Agreement (subject to the terms of Section 10.10), Seller hereby represents and warrants to Purchaser as follows:

Section 3.1                                    Organization and Qualification.  Seller is a company duly organized, validly existing and in good standing under the Laws of Luxembourg.

Section 3.2                                    Corporate Authority; Binding Effect.

(a)         Seller (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable) has all requisite corporate (or comparable) power and authority to execute and deliver this Agreement and each Ancillary Agreement and to perform its obligations hereunder and thereunder.  The execution and delivery by Seller (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable) of this Agreement, each Ancillary Agreement and each other document, agreement or instrument to be executed and delivered by Seller (or such Affiliate, as applicable) pursuant to this Agreement, and the performance by Seller (or such Affiliate, as applicable) of its obligations hereunder and thereunder, have been, or will have been at the Closing (as applicable), duly authorized by all requisite corporate (or comparable) action on the part of Seller (or such Affiliate, as applicable).

(b)         This Agreement and each Ancillary Agreement, when executed and delivered by Seller (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable), assuming due execution and delivery hereof by Purchaser and/or each other counterparty thereto, as applicable, constitutes the valid and binding obligations of Seller (or such Affiliate, as applicable), enforceable against Seller (or such Affiliate, as applicable) in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) (the “Enforceability Exceptions”).

(c)          No vote, consent or approval of the stockholders of Seller is required under applicable Law, Seller’s organizational documents, or under any Contract between Seller and any stockholder of Seller, to authorize or approve this Agreement, the Ancillary Agreements or the transactions contemplated hereunder.

Section 3.3                                    Conveyed Companies; Capital Structure.

(a)         Each of the Conveyed Companies is (or, in the case of any Conveyed Company to be formed following the date hereof in accordance with the Restructuring, will be as of the Closing), duly organized, validly existing and, where applicable, in good standing under the Laws of its jurisdiction of organization, except in jurisdictions where the failure to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with the corporate or limited liability company (or comparable) power and authority to own and operate its properties and assets and to carry on its business as currently conducted.  Each of the Conveyed Companies is (or, in the case of any Conveyed Company to be formed following the date hereof in accordance with the Restructuring, will be as of the Closing), duly qualified to do business in each jurisdiction where the nature of its business or properties makes such qualification necessary, except in jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Seller and each Conveyed Company is in compliance, in all material respects, with the provisions of their respective certificate of incorporation, bylaws or other comparable organizational documents.

(b)         Schedule 3.3(b) of the Seller Disclosure Letter sets forth the authorized capitalization of each of the Conveyed Companies, the number of shares of each class of capital stock or other equity interests in each such Conveyed Company, and the record and beneficial owner of each share of capital stock or other equity interests in each such Conveyed Company, in each case as of the date hereof and as of the date immediately prior to the Closing, which are, or will be prior to the Closing (to the extent applicable) validly issued and outstanding, fully paid and non-assessable.  There are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other Contracts pursuant to which any of the Conveyed Companies is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities or other equity interests of the Conveyed Companies, and no equity securities or other equity interests of any of the Conveyed Companies are reserved for issuance for any purpose.  Seller owns (or, in the case of any Conveyed Company to be formed following the date hereof in accordance with the Restructuring, will own as of the Closing) beneficially and of record the Shares, free and clear of all Liens except for restrictions on transfer arising under applicable securities Laws.  Except as set forth on Schedule 3.3(b) of the Seller Disclosure Letter, there are no authorized or outstanding stock appreciation, phantom stock, profit participation or other similar rights with respect to any Shares of, or other equity or voting interest in, any Conveyed Company to which such Conveyed Company is bound.  The outstanding equity interests of the Conveyed Companies are, or will be prior to the Closing Date, owned beneficially and of record by Seller or another Conveyed Company, as set forth on Schedule 3.3(b) of the Seller Disclosure Letter, free and clear of all Liens except for restrictions on transfer arising under applicable securities Laws.  Except as set forth on Schedule 3.3(b) of the Seller Disclosure Letter, the Conveyed Companies own no debt or equity securities (including any warrants, options, agreements, subscriptions, convertible or exchangeable securities or other Contracts pursuant to which any of the Conveyed Companies is or may acquire such debt or equity securities) of any other Person.

Section 3.4                                    Governmental Authorization.  The execution, delivery and performance of this Agreement and each Ancillary Agreement by Seller (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable), and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than required filings under the Antitrust Laws listed on Schedule 3.4 of the Seller Disclosure Letter, the New Jersey Industrial Sites Remediation Act (“ISRA”) and any such other action or filing as to which the failure to make or obtain would not reasonably be expected to be material to the Conveyed Companies, taken as a whole, and would not reasonably be expected to materially impair or materially delay the ability of Seller to consummate the transactions contemplated by this Agreement.

Section 3.5                                    Non-Contravention.  The execution, delivery and performance of this Agreement and each Ancillary Agreement by Seller (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable), and the consummation of the transactions contemplated hereby and thereby, do not (a) violate any provision of the certificate of incorporation, bylaws or comparable organizational document of Seller (or such Affiliate, as applicable) or any of the Conveyed Companies; (b) subject to obtaining the consents referred to in Schedule 3.5 of the Seller Disclosure Letter, conflict with, result in a breach of, constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Conveyed Companies under, or to a loss of any benefit of the Business to which the Conveyed Companies are entitled under, any Material Contract; (c) assuming compliance with the accuracy of Section 3.4, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Seller or any Conveyed Company is subject; or (d) give rise to a right of payment or termination, cancelation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any material benefit on the part of any third party under, or result in the creation of any Lien (other than a Permitted Lien) on (i) the Shares or (ii) any material assets of the Business, except, in the case of clauses (b), (c) and (d)(ii), as would not reasonably be expected to be material to the Conveyed Companies, taken as a whole.

Section 3.6                  Permits.  The execution, delivery, and performance by Seller (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable) of this Agreement, each Ancillary Agreement and each other document, agreement or instrument to be executed and delivered by Seller (or such Affiliate, as applicable) pursuant to this Agreement do not require any material Permits.

Section 3.7                  Absence of Certain Changes.  Since June 29, 2018:  (a) the Business has been conducted in all material respects in the ordinary course; (b) there has not occurred a Material Adverse Effect; (c) neither Seller, any Affiliates of Seller, nor any of the Conveyed Companies have taken any actions that would require the consent of Purchaser pursuant to subsections (v), (viii), and (xvi) of Section 5.2(b) if such action was taken between the date hereof and the Closing Date.

Section 3.8                  No Litigation.  Except as set forth on Schedule 3.8 of the Seller Disclosure Letter, there is no, and since September 29, 2017 there has not been any, Action or Order pending or, to the Knowledge of Seller, threatened in writing, against (i) any Conveyed Company (or Seller or any of its Affiliates relating to the Business), or (ii) any director, officer or, to the Knowledge of Seller, employee of any Conveyed Company in such Person’s capacity as such, except in the case of each of the foregoing clauses (i) and (ii), for any such Action or Order that, if adversely determined, would not reasonably be expected to result in aggregate monetary damages of the Conveyed Companies in excess of (A) $75,000, in the case of any such Action or Order that arises on or prior to the date hereof or (B) $150,000, in the case of any such Action or Order that arises following the date hereof.

Section 3.9                                    Compliance with Laws.

(a)         Each Conveyed Company (or Seller or any of its Affiliates to the extent relating to the Business) is, and has been since September 29, 2017, in compliance in all material respects with all Laws applicable to each such Conveyed Company, the Business, and the ownership and operation thereof.

(b)         Each Conveyed Company possesses all Permits necessary for the conduct of the Business as it is currently conducted, except where the failure to possess any such Permit would not reasonably be expected to be material to the Conveyed Companies, taken as a whole.

Section 3.10                             Environmental Matters.  Except as set forth on Schedule 3.10 of the Seller Disclosure Letter, (i) the Business, the Ships, and the Conveyed Companies are and for the past three (3) years have been in compliance in all material respects with all applicable Environmental Laws and (ii) each of the Conveyed Companies holds and is and for the past three

(3) years has been in compliance in all material respects with each Permit required under Environmental Law to operate the Business, and to own, operate, and manage the Ships as they are currently operated, (iii) there has been no material release, emission, spill or discharge of or exposure to Hazardous Substances by the Conveyed Companies on any real property owned, leased, chartered or operated by the Conveyed Companies or into or from the Ships or, to Knowledge of Seller, formerly owned, leased, chartered or operated real property or vessels, or at or from any third party disposal site to which the Conveyed Companies arranged for the disposal of Hazardous Substances for which any remedial or restoration actions required under Environmental Law have not been performed to the satisfaction of all applicable Governmental Authorities, (iv) there are no material written claims, proceedings, investigations or Actions by any Person including any Governmental Authority pending or, to the Knowledge of Seller, threatened in connection with the operation of the Business, the Ships, or the Conveyed Companies, in each case under any Environmental Law, and (v) none of the Conveyed Companies or their respective predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released or exposed any person to any Hazardous Substances in connection with its current facilities or operations, or, to the Knowledge of Seller, any former facilities or operations, in each case as would give rise to material Liabilities under any Environmental Laws.

Section 3.11                             Material Contracts.

(a)         Schedule 3.11(a) of the Seller Disclosure Letter sets forth as of the date hereof a list of the following Contracts (other than purchase orders entered into in the ordinary course of business) to which a Conveyed Company or, in the case of any Shared Contract, Seller or any of its Affiliates (other than a Conveyed Company), is a party (collectively, with the Real Property Leases, CBAs, Affiliate Contracts, Government Contracts and Landlord Leases, the “Material Contracts”), true and complete copies of which Seller has made available to Purchaser prior to the date hereof (except, in the case of any Contracts with any Governmental Authority, where prohibited by Law; provided, that such exception to the obligation to list any such Contract in this Section 3.11(a) shall not be deemed to exclude such Contract from the definition of “Material Contract” for purposes of Sections 3.5, 3.11(a)(iv), 3.11(b) or 3.22) or, in the case of an oral Contract, a written summary of all material terms thereof:

(i)                                     each Contract between Seller and/or any of its Affiliates (other than the Conveyed Companies) or any of the officers or directors of Seller and/or any of its Affiliates (other than the Conveyed Companies), on the one hand, and any Conveyed Company, on the other hand;

(ii)                                  each Contract in respect of Indebtedness contemplated by clauses (i), (ii), (iii) (whether drawn or undrawn), (iv), (v) or (viii) of the definition of Indebtedness;

(iii)                               each Contract with each customer of the Business (A) having generated aggregate revenues for the Business of $10,000,000 or more during fiscal year 2017 or the portion of fiscal year 2018 ending on June 30, 2018 or (B) that is party to a Contract with any Conveyed Company which Contract is reasonably expected to generate aggregate revenues for the Business of $10,000,000 or more in any of fiscal years 2018 through 2020 (each such customer, a “Material Customer”) (including, for the avoidance of doubt, any

Contracts that have been executed, but are not yet considered contracts in force by the Conveyed Companies);

(iv)                              each Contract regarding the purchase of goods or services with any Material Suppliers (other than purchase orders entered into in the ordinary course of business);

(v)                                 any (A) material license, royalty, indemnification, covenant not to sue, Technology escrow, co-existence, concurrent use agreement, or consent to use Contract relating to any Intellectual Property (including any Contracts relating to the licensing of Intellectual Property by any of the Conveyed Companies to a third party or by a third party to any of the Conveyed Companies), (B) Contract relating to the development, or transfer of ownership, of any material Intellectual Property or Technology by or for, or to or from, any of the Conveyed Companies (except, in each case, licenses for unmodified open source software and other commercially available “off the shelf” computer software or online services that is generally commercially available with an aggregate license fee of less than $100,000, non-exclusive licenses to use products or services of the Conveyed Companies granted to third parties in the ordinary course of business, non-disclosure agreements entered into in the ordinary course of business, and agreements with Conveyed Companies’ employees and consultants entered into in the ordinary course of business);

(vi)                              any employment, severance or consulting agreement with any officer, current Conveyed Company Employee or Additional Business Employee that (i) provides for annual compensation exceeding $150,000 and (ii) cannot be terminated without any liability to any Conveyed Company on notice of ninety (90) days or less;

(vii)                           any Contract pursuant to which a Lien other than a Permitted Lien is currently placed on any material asset of any Conveyed Company;

(viii)                        any lease under which any Conveyed Company is the lessor of, or permits any third party to hold or operate, any personal property for which, the annual rental exceeds $100,000;

(ix)                              any Contract, the primary purpose of which is to obligate any Conveyed Company to indemnify any Person;

(x)                                 any Contract that is a settlement, conciliation or similar agreement of an Action with any Person that contains any ongoing obligations related to any material aspect of the Business;

(xi)                              each Contract (A) limiting the freedom of any Conveyed Company to compete with any Person in connection with such entity’s conduct of the Business, (B) containing any exclusivity or “most favored nations” clauses that, in the case of any such clauses, relate to any material aspect of the Business or (C) imposing any geographic or other restriction upon the ability of any Conveyed Company to freely engage in any material aspect of the Business anywhere in the world;

(xii)                           each Shared Contract;

(xiii)                        each Contract regarding the formation or participation in a joint venture or partnership with a third party;

(xiv)                       any Contract that is a TE Support Instrument; and

(xv)                          any Contract that provides for any Retention Bonus.

(b)         Each Contract required to be set forth on Schedule 3.11(a) of the Seller Disclosure Letter is in full force and effect and there exists no default or event of default, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default (taking into account any applicable cure period under such Contract), by the applicable Conveyed Company or, to the Knowledge of Seller, any other party to any such Contract, with respect to any term or provision of any such Contract, except, in each case, as would not reasonably be expected to be material to the Conveyed Companies, taken as a whole.  Each Material Contract is a valid and binding agreement of the applicable Conveyed Company enforceable against such Conveyed Company in accordance with its terms, and, to the Knowledge of Seller, each Material Contract is a valid and binding agreement of the other parties thereto, except, in each case, (i) as such enforcement may be limited by the Enforceability Exceptions and (ii) as would not reasonably be expected to be material to the Conveyed Companies, taken as a whole.

(c)          With regard to any Contract for the sale of supplies or services under which final payment has not been received that is between any Conveyed Company and a Governmental Authority or entered into by any Conveyed Company as a subcontractor at any tier in connection with a Contract between another Person in its capacity as a higher-tier contractor, on the one hand, and a Governmental Authority, on the other hand (each, a “Government Contract”), during the three (3) years prior to the date hereof, the Conveyed Companies have not:

(i)                                     materially breached or materially violated any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract;

(ii)                                  failed to submit materially accurate invoices nor failed to provide customers with the material benefit of all applicable rebates, discounts and credits to the extent required by a Government Contract;

(iii)                               received written notice of material breach, cure, show cause, default, audit (other than audits in the ordinary course), government investigation or subpoena relating to a Conveyed Company’s performance of a Government Contract;

(iv)                              conducted any internal investigation or made any disclosure to a Governmental Authority, in each case, with respect to any material alleged or potential overcharge, misstatement or omission relating to a Government Contract;

(v)                                 been a party to a Government Contract that provides for a Governmental Authority to obtain Intellectual Property rights in or to the results of work performed under or derived from a Government Contract, other than the rights provided for under 48 C.F.R. § 252.227-7015; or

(vi)                              been suspended or debarred or proposed for suspension or debarment from bidding on government contracts by a Governmental Authority, nor, to the Knowledge of Seller, have any of their respective officers, directors, principals, owners, managers or agents been suspended or debarred or made any bribe, kickback or unlawful payment, lobbying or political contribution in connection with a Government Contract.

Section 3.12                             Intellectual Property.

(a)         Schedule 3.12(a) of the Seller Disclosure Letter sets forth an accurate and complete list as of the date hereof of all registered and applications for registration of Intellectual Property owned by or filed in the name of the Conveyed Companies (the “Registered Intellectual Property”), specifying for each item (as applicable) (A) the owner(s) of the item, (B) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed, and (C) the issuance, registration or application numbers and dates. The Company Owned IP is subsisting, and, to the Knowledge of Seller, valid and enforceable. All necessary registration, maintenance and renewal fees in connection with any Registered Intellectual Property due prior to the Closing have been paid and all necessary documents and certificates in connection with the foregoing have been filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the foregoing.

(b)         Except as set forth on Schedule 3.12(a) of the Seller Disclosure Letter, the applicable Conveyed Company solely and exclusively owns all right, title, and interest in and to the Company Owned IP, and owns or has the right to use pursuant to a valid and enforceable license or an Ancillary Agreement all other Intellectual Property or Technology used in or necessary for the operation of the Business, in each case free and clear of all Liens other than Permitted Liens.

(c)          There is no Action pending or, to the Knowledge of Seller, threatened in writing, which challenges of the validity or enforceability of any Company Owned IP, or any Conveyed Company’s ownership interest therein.  The conduct of the Business as presently conducted does not infringe, misappropriate, misuse or violate, and since September 29, 2017 has not infringed or misappropriated, misused, or violated, in each case, in any material respect, any Intellectual Property or Technology of any Person.  To the Knowledge of Seller, no Person has infringed, misappropriated, misused, or violated any Company Owned IP in any material respect.

(d)         Each Person who has participated in the authorship, conception, creation, reduction to practice, or development of any material Intellectual Property or Technology for any of the Conveyed Companies (including any material Company Owned IP) has executed and delivered to the applicable Conveyed Company a valid and enforceable Contract providing for (i) the non-disclosure by such Person of all trade secrets or other confidential information of the Conveyed Companies and (ii) the assignment by such Person (by way of a present grant of assignment) to the applicable Conveyed Company of all right, title, and interest in and to such material Intellectual Property in and to such material Technology.  To the Knowledge of Seller, no Person is in breach of any such Contract.

(e)          Since September 29, 2017, there have been no material failures, breakdowns, or continued substandard performance of any Company Systems which have caused substantial disruption or interruption in or to the use of the Company Systems or the operation of the Business.

(f)           The Conveyed Companies maintain policies, procedures, and rules regarding data privacy, protection, and security.  The Conveyed Companies and the conduct of the Business is in material compliance with, and since September 29, 2017 has been in material compliance with, all Data Security Requirements.  The Conveyed Companies have not received any complaints or demands from any Person with respect to any, and there have been no material (i) incidents of data security breaches or intrusions or unauthorized access or use of any of the Company Systems, (ii) unauthorized access to or collection, use, processing, or disclosure of any Conveyed Company’s trade secrets or other confidential information (including any personally identifiable information).

(g)          None of the Conveyed Companies has used or distributed any software that is licensed under an “open source”, “copyleft” or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, GPL, AGPL or other open source software license) in a manner that has or would (i) require any public distribution of any software that the Conveyed Companies desired to maintain as confidential, (ii) create obligations for any Conveyed Company to grant, or purport to grant, to any third party any rights or immunities under any Intellectual Property or Technology owned by any Conveyed Company (including any patent non-asserts or patent licenses) in or to such software, or (iii) impose any present economic limitations on any Conveyed Company’s commercial exploitation thereof.

(h)         None of the Company Owned IP was (in whole or in part) authored, creation, conceived, developed, or reduced to practice with any personnel, funds, facilities, Intellectual Property, Technology, or other resources from any Government Authority, university, college, or other educational institution that retains any rights in or to such Company Owned IP (each, a “Sponsor”), and no Person who was involved in, or who contributed to, the authorship, creation, conception, development, or reduction to practice of any Company Owned IP was employed by, under contract to, or performed services for any Sponsor during a period of time during which such Person was also performing services for the Conveyed Companies related to the Company Owned IP.  No Sponsor has any claim or right in or to any Company Owned IP.

Section 3.13                             Real Property.

(a)         Schedule 3.13(a) of the Seller Disclosure Letter sets forth a list and the addresses of the Owned Real Property as of the date hereof.  With respect to each Owned Real Property: (i) the applicable Conveyed Companies have good title to all Owned Real Property set forth on Schedule 3.13(a) of the Seller Disclosure Letter free and clear of all Liens other than Permitted Liens, (ii) except as set forth on Schedule 3.13(a) of the Seller Disclosure Letter, the applicable Conveyed Companies have not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and (iii) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.  None of the Conveyed Companies is a party to any agreement or option to purchase any real property or interest therein.

(b)         Schedule 3.13(b) of the Seller Disclosure Letter sets forth a list and the addresses as of the date hereof of all Leased Real Property pursuant to the leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) listed on Schedule 3.13(b) of the Seller Disclosure Letter (the “Real Property Leases”).  Except as set forth in Schedule 3.13(b) of the Seller Disclosure Letter, with respect to each of the Real Property Leases: (i) the Conveyed Companies’ possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed, and there are no material disputes with respect to such Real Property Leases; (ii) the Conveyed Companies have not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (iii) the Conveyed Companies have not collaterally assigned or granted any other security interest in such Real Property Leases or any interest therein.

(c)          Schedule 3.13(c) of the Seller Disclosure Letter sets forth a true and complete list as of the date hereof of all Landlord Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto), including the date and name of the parties to such Landlord Lease document.  Except as set forth in Schedule 3.13(c) of the Seller Disclosure Letter, with respect to each of the Landlord Leases: (i) the other party to such Landlord Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Conveyed Companies; (ii) to the Knowledge of Seller, the other party to such Landlord Lease has not subleased, licensed or otherwise granted any Person the right to use or occupy, the premises demised thereunder or any portion thereof; and (iii) to the Knowledge of Seller, the other party has not collaterally assigned or granted any other security interest in such Landlord Lease.

Section 3.14                             Employee Benefits.

(a)         Each Business Benefit Plan in effect as of the date hereof is listed on Schedule 3.14(a) of the Seller Disclosure Letter.  Schedule 3.14(a) of the Seller Disclosure Letter also indicates which scheduled Business Benefit Plans are Conveyed Company Benefit Plans.  With respect to each Conveyed Company Benefit Plan, Seller has provided to Purchaser complete and correct copies of the following documents (to the extent applicable): (i) plan documents (or, if not written, a written summary of its terms); (ii) any related trust agreement or funding instrument, administrative services agreements and insurance contracts, (iii) current summary plan descriptions (including any summaries of material modifications thereto); (iv) the most recent IRS determination or opinion letter; (v) the most recent financial statements and Form 5500 annual report (including attached schedules) and (vi) any non-routine correspondence with any Governmental Authority.  With respect to any Conveyed Company Benefit Plan that is a multiemployer plan (as such term is defined under Section 3(37) of ERISA) (a “Multiemployer Plan”), Seller has provided Purchaser with copies of the most recent annual funding notices and funding improvement and rehabilitation plan, the latest written estimates from each Multiemployer Plan of any actual or potential withdrawal liability, and all material correspondence to or from such Multiemployer Plan that is dated within the previous three years to the extent Seller has received any such documents from the applicable Multiemployer Plan.  With respect to each Seller Benefit Plan in which a Current Business Employee participates, Seller has provided Purchaser with copies of such plans or summaries of the material terms of such plans and, with respect to each Seller Benefit Plan in which a Current Business Employee Participates that is intended to meet the requirements under Section 401(a) of the Code, a copy of the latest IRS determination letter or prototype opinion letter.

(b)         Each Business Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS (or has submitted, or is within the remedial amendment period for submitting, an application for a determination or opinion letter with the IRS and is awaiting receipt of a response), and to the Knowledge of Seller, no event has occurred and no condition exists as of the date hereof which could reasonably be expected to adversely affect such Business Benefit Plan’s qualified status.  No claim, action, investigation, audit or litigation has been made or commenced with respect to any Conveyed Company Benefit Plan, or, to the extent related to any Current Business Employee, any Seller Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of such denied claims), and no such claim, action, investigation, audit or litigation is pending, or to the Knowledge of Seller, threatened with respect to any Conveyed Company Benefit Plan, or, to the extent related to any Current Business Employee’s participation, any Seller Benefit Plan.  Each Conveyed Company Benefit Plan and, to the extent related to any Current Business Employee’s participation, any Seller Benefit Plan has been established, administered and maintained, in form and operation, in all material respects in accordance with its terms and ERISA, the Code and other applicable Law.  There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Business Benefit Plan for which any Conveyed Company could be liable.

(c)          Except as set forth on Schedule 3.14(c) of the Seller Disclosure Letter, no Conveyed Company Benefit Plan provides, and no Conveyed Company has promised to provide, post-retirement or post-termination medical, health, or life insurance or other welfare-type benefits for any Person (other than in accordance with COBRA for which the covered Person pays the full premium for coverage), and any Conveyed Company Benefit Plan providing for such benefits can be modified or terminated at any time without any liability to any Conveyed Company.

(d)         Each Conveyed Company has complied since September 29, 2017, and is in compliance, in all material respects with the requirements of COBRA as well as the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder (“PPACA”).  No Conveyed Company has incurred, or is reasonably expected to incur or to be subject to, any Tax, penalty or other liability that may be imposed under PPACA, including pursuant to Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e)          Whenever applicable according to the Laws and regulations of the respective country, each Conveyed Company has timely paid and discharged all of its Liabilities arising under ERISA, the Code or other applicable Law of a character which, if unpaid or unperformed, would result in the imposition of a Lien against the properties or assets of the Business, and, with respect to any such amounts not yet due with respect to any Conveyed Company Benefit Plan (or any Seller Benefit Plan, to the extent any Conveyed Company could be liable thereunder), each Conveyed Company has accrued for such amounts in accordance with the Accounting Principles.

(f)           Except as set forth on Schedule 3.14(f) of the Seller Disclosure Letter, no Business Benefit Plan is, and neither the Business (including any Conveyed Company) nor any ERISA Affiliate has any current or potential liability or obligation with respect to any benefit plan that: (i) is a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii)  a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), including as a consequence of at any time being treated as a single employer under Section 414 of the Code with any other Person.  With respect to each Multiemployer Plan, no Conveyed Company has experienced a complete or partial withdrawal from such Multiemployer Plan, and neither the Seller nor any Conveyed Company has been notified that any such Multiemployer Plan is in “critical” or “endangered” status within the meaning of Code Section 432, is currently in reorganization or insolvency under and within the meaning of Section 4241 or 4245 of ERISA or that such Multiemployer Plan intends to terminate or has been terminated under Section 4041A of ERISA.

(g)          Without limiting the generality of the other provisions of this Section 3.14, with respect to each Business Benefit Plan that is subject to the laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Foreign Plan”): (i) all material employer and employee contributions to each Foreign Plan required by law or by the terms of such Foreign Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Foreign Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities, (iii) no Foreign Plan is a defined benefit pension plan; and (iv) no material unfunded or underfunded liabilities exist with respect to any Foreign Plan for which any Conveyed Company could be liable.

(h)         Except as set forth on Schedule 3.14(h) of the Seller Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event), directly or indirectly, (i) cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any Conveyed Company Employee or Additional Business Employee or any former employee of a Conveyed Company or the Business, (ii) result in any payment (whether in cash, property or vesting of property) or benefit becoming due to any Conveyed Company Employee or Additional Business Employee or any former employee of a Conveyed Company or the Business, (iii) result in an obligation to a Conveyed Company to fund or otherwise set aside assets to secure to any extent any of the obligations under any Business Benefit Plan, (iv) give rise to the payment or provision of any amount or benefit that would not be deductible by reason of Section 280G of the Code or that could, individually or in combination with any other such payment, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code.

(i)             Each Conveyed Company Benefit Plan subject to Section 409A of the Code (if any) is in compliance in all material respects therewith, such that no Taxes or interest will be due and owing in respect of such Conveyed Company Benefit Plan failing to be in compliance therewith.  Neither Seller nor any Conveyed Company has any obligation to “gross-up” or otherwise indemnify any Conveyed Company Employee or Additional Business Employee or any former employee of a Conveyed Company or the Business for any Tax, including under Sections 409A and 4999 of the Code.

Section 3.15                             Labor and Employment Matters.

(a)         There are no, and since September 29, 2017 there have been no, pending or, to the Knowledge of Seller, threatened unfair labor practice charge against or affecting any Conveyed Company or, with respect to the ownership and operation of the Business and to the Transferred Employees, Seller.

(b)         There are no, and since September 29, 2017 there have been no, pending or, to the Knowledge of Seller, threatened labor strike, lockout, material labor dispute, material grievance, material labor- or employment-related arbitration, slowdown, work stoppage, picketing or hand-billing against or affecting any Conveyed Company or, with respect to the ownership and operation of the Business and to the Transferred Employees, Seller.

(c)          Schedule 3.15(c) of the Seller Disclosure Letter sets forth a list as of the date hereof of all collective bargaining agreements or other contracts with any labor union, works counsel, labor organization or group of employees (each, a “CBA”) applicable to any Conveyed Company or the Business.  Other than the unions that are party to CBAs set forth on Schedule 3.15(c) of the Seller Disclosure Letter, (i) there are no CBAs or any other labor-related agreements or arrangements that are applicable to any Conveyed Company or the Business; (ii) no labor union, works council or other labor organization is currently certified as a bargaining representative for any Current Business Employee; (iii) to the Knowledge of Seller, no Current Business Employee or individual providing services to any Conveyed Company or the Business is represented by any labor union, works council, or other labor organization; and (iv) there are no, and since September 29, 2017 there have been no, pending or, to the Knowledge of Seller, threatened union representation questions or other organizational activities against or affecting any Conveyed Company or, with respect to the ownership and operation of the Business and to the Transferred Employees, Seller.

(d)         Each Conveyed Company and, with respect to the ownership and operation of the Business and to the Transferred Employees, Seller has no material Liability for (i) any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, and other compensation and/or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(e)          To the Knowledge of Seller, no Person is in any respect in violation or breach, in any material respect, of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation:  (i) to any Conveyed Company or the Business or (ii) with respect to any Current Business Employee, former employee of any Conveyed Company or the Business, independent contractor or temporary employee providing services to the Business, to any third party with respect to such person’s right to be employed or engaged by any Conveyed Company or the Business or to the knowledge or use of trade secrets or proprietary information.

(f)           Seller and each Conveyed Company have satisfied any notice and consultation obligations to any labor union, works council, or other labor organization in connection with the execution of this Agreement.  Except as set forth on Schedule 3.15(f) of the Seller Disclosure Letter, Seller and each Conveyed Company have no notice and consultant obligations to any labor union, works council, or other labor organization in connection with the consummation of the transactions contemplated by this Agreement.

(g)          Schedule 3.15(g) of the Seller Disclosure Letter includes a true and complete list as of August 31, 2018, of each Conveyed Company Employee and each Additional Business Employee, with each such employee’s position, base salary or wages and incentive compensation opportunity.  There are no Conveyed Company Employees who do not perform his or her services primarily for or on behalf of the Business.

Section 3.16                             Taxes.

(a)         Each of the Conveyed Companies has timely filed all Income Tax Returns and all other material Tax Returns that it was required to file.  All such Tax Returns were true, correct and complete in all material respects.  All material Taxes due and owing by the Conveyed Companies (whether or not shown on any Tax Return) have been paid.

(b)         None of the Conveyed Companies currently is the beneficiary of any extension of time within which to file any Tax Return.  None of the Conveyed Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(c)          Each of the Conveyed Companies has withheld and timely paid all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 (and any equivalent forms under state, local or non-United States Law) required with respect thereto have been properly completed and timely filed.

(d)         There is no ongoing material dispute, claim, or examination concerning any Tax liability of any Conveyed Company nor has any such dispute, claim or examination been claimed or raised by any Taxing Authority in writing.  None of the Conveyed Companies has received a written claim from any Taxing Authority in a jurisdiction where such Person does not file Tax Returns that the Conveyed Company is subject to taxation by such jurisdiction or required to file Tax Returns in such jurisdiction, which claim has not been settled, withdrawn, or otherwise resolved.

(e)          Except as set forth on Schedule 3.16(e) of the Seller Disclosure Letter, none of the Conveyed Companies (A) has been a member of an affiliated (or similar) group filing a consolidated, combined, unitary, fiscal unitary or similar Income Tax Return or (B) has any liability for the Taxes of any Person (other than the Conveyed Companies) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by Contract, by assumption, or otherwise.  None of the Conveyed Companies is a party to any Tax allocation or sharing agreement (except an agreement entered into in the ordinary course of business and not primarily related to Taxes).  None of the Conveyed Companies has made any election under Section 965 of the Code.

(f)           Except as set forth on Schedule 3.16(f) of the Seller Disclosure Letter, none of the Conveyed Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the

Closing Date as a result of any of the following: (i) change in (or use of an improper) method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) executed by the Conveyed Company on or prior to the Closing Date; (iii) installment sale or open transaction disposition made, or prepaid amount received or deferred revenue accrued, by the Conveyed Company, as applicable, on or prior to the Closing Date, or (iv) any deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Law).  None of the Conveyed Companies will have any Tax liability under Section 965 of the Code for any taxable period (or portion thereof) ending after the Closing Date.

(g)          There are no material Liens for Taxes (other than Permitted Liens) upon any of the assets of any Conveyed Company.

(h)         Within the past two (2) years, none of the Conveyed Companies has been a party to a transaction that was intended to be governed in whole or in part by Section 355 (or so much of Section 356 as it relates to Section 355) or 361 of the Code.

(i)             None of the Conveyed Companies is or has been a party to any “listed transaction,” as defined in Section 6707A of the Code and Treas. Reg. Section 1.6011-4(b)(2).

(j)            None of the Conveyed Companies is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code.

(k)         None of the Conveyed Companies is a beneficiary of any Tax rebate, Tax holiday or similar arrangement or agreement with any Governmental Authority or is subject to, or has applied for, any private letter ruling with the IRS (or any similar ruling with any Taxing Authority).

(l)             Except as set forth on Schedule 3.16(l) of the Seller Disclosure Letter, none of the Conveyed Companies is subject to Tax in any jurisdiction other than its jurisdiction of formation by virtue of having a permanent establishment or other place of business in such other jurisdiction.

(m)     Schedule 3.16(m) of the Seller Disclosure Letter lists as of the date hereof the current U.S. federal Income Tax classification, as well as the applicable foreign jurisdiction Income Tax classification, of each Conveyed Company.  Except as specifically set forth on Schedule 3.16(m) of the Seller Disclosure Letter, each of the Conveyed Companies has been so classified for the past five (5) years.

Section 3.17                             Financial Disclosures; No Undisclosed Liabilities.

(a)         The audited combined balance sheet of the Business for the fiscal years ended September 29, 2017 (the “Balance Sheet Date”) and September 30, 2016, and the related Statements of Operations, Comprehensive Income, Business Unit Equity, and Cash Flows for the fiscal years then ended, copies of which are attached to Schedule 3.17(a)(i) of the Seller Disclosure Letter (the “Financial Statements”), fairly present, in all material respects, in conformity with

Seller’s accounting policies applied on a consistent basis, the financial position of the Business as of the dates thereof and its results of operations and cash flows for the periods then ended.  The Financial Statements were prepared in accordance with the books and records of Seller and its Affiliates to the extent relating to the Business (which books and records are correct and complete in all material respects) and are in accordance with GAAP, except as set forth on Schedule 3.17(a)(i) of the Seller Disclosure Letter.  The unaudited Statement of Operations of the Business for the nine-month period ended June 29, 2018, and the related unaudited Balance Sheet as of June 29, 2018, copies of which are attached to Schedule 3.17(a)(ii) of the Seller Disclosure Letter (together with the Financial Statements, the “Financial Disclosures”), were prepared in accordance with the books and records of Seller and its Affiliates to the extent relating to the Business (which books and records are correct and complete in all material respects) and are in accordance with GAAP, except for the exceptions to GAAP set forth in Schedule 3.17(b) of the Seller Disclosure Letter and the omission of year-end adjustments (none of which would be material, individually or in the aggregate, to the Conveyed Companies, taken as a whole) and the absence of footnotes and fairly present, in all material respects, the financial position of the Business as of the date thereof and its results of operations for the period then-ended.

(b)         The Business does not have any material obligations or Liabilities, except (i) Liabilities disclosed in the Financial Disclosures (including the notes thereto) or the Seller Disclosure Letter, (ii) Liabilities incurred in the ordinary course of business since the Balance Sheet Date or that will be included in the calculation of Closing Working Capital, (iii) Liabilities incurred in connection with the transactions contemplated hereby, (iv) Liabilities arising from performance obligations under any Contract or outstanding purchase order (other than any liability for breach of the express terms of any such Contract), (v) Liabilities set forth on Schedule 3.17(b) of the Seller Disclosure Letter, and (vi) any other Liabilities that would not reasonably be expected, individually or in the aggregate, to exceed $2,000,000.

(c)          No Conveyed Company is party to any lease, other than those set forth in the Seller Disclosure Letter, that is a capital lease (determined in accordance with GAAP as in effect as of the date hereof).

Section 3.18                             Sufficiency of Assets; Ownership and Condition of Assets.

(a)         Except as set forth on Schedule 3.18(a) of the Seller Disclosure Letter, and assuming the receipt of all required third-party or governmental consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby, the property, assets, and rights of every type and description, whether real or personal, tangible or intangible, of the Conveyed Companies, and the services and rights contemplated to be provided to Purchaser, any of its Affiliates and/or the Business pursuant to the Ancillary Agreements, constitute all material properties, assets and rights necessary to the conduct of the Business and will be adequate to conduct the Business immediately following the Closing in all material respects as conducted by Seller during the twelve (12)-month period immediately preceding the Closing Date.  Without limiting the generality of the foregoing, (i) except for the Excluded Employees and vacant employment positions, the Conveyed Company Employees and Additional Business Employees constitute all material personnel who are necessary to the conduct of the Business and will be adequate to conduct the Business immediately following the Closing in all material respects as conducted by Seller during the twelve (12)-month period immediately preceding the Closing

Date, (ii) except as set forth on Schedule 3.18(a) of the Seller Disclosure Letter, neither Seller nor any of its Affiliates (other than the Conveyed Companies) owns or exclusively licenses any material Technology or Intellectual Property necessary to the conduct of the Business, except for the Seller Retained Marks, and (iii) neither Seller nor any of its Affiliates (other than the Conveyed Companies) owns or leases any real property necessary to the conduct of the Business.

(b)         Each Conveyed Company has good title to, or, in the case of property held under a lease or license, an enforceable leasehold interest in, license to, or adequate rights to use, all of its material tangible properties, rights and assets reflected in the unaudited combined balance sheet of the Business as of June 29, 2018 or acquired after such date, except for (i) such assets that have been depleted, sold or otherwise disposed of in the ordinary course of business since such date and (ii) the Ships, which are addressed in Section 3.23.

Section 3.19                             Brokers.  Except for Citigroup Global Markets, Inc. (the fees and commissions of whom relate solely to the consummation of the transactions contemplated by this Agreement and not any future transaction), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller, any of its Affiliates, or any Conveyed Company.

Section 3.20                             Warranties.

(a)         Except as set forth on Schedule 3.20 of the Seller Disclosure Letter, there are no warranty claims (x) pending as of the date hereof under any customer Contract that would reasonably be expected to result in Losses of the Conveyed Companies in excess of $2,000,000 or (y) arising after the date hereof under any customer Contract that would reasonably be expected to result in Losses of the Conveyed Companies in excess of $4,000,000. Since September 29, 2017, there has not been any product recall or similar action conducted with respect to any product designed, manufactured, sold or installed by the Conveyed Companies, except as would not reasonably be expected to be material to the Conveyed Companies, taken as a whole.

(b)         Except as set forth in Section 3.20(b) of the Seller Disclosure Letter, no product designed, manufactured, sold or installed by the Conveyed Companies is subject to any product warranty by any Conveyed Company that has a term that is longer than five (5) years for projects with a project value in excess of $5,000,000.

Section 3.21                             Material Customers and Suppliers.  Schedule 3.21(a) of the Seller Disclosure Letter sets forth a list of each Material Customer.  Schedule 3.21(b) of the Seller Disclosure Letter sets forth a list of the top ten (10) suppliers of the Business (determined by aggregate expenditures during the applicable period) for each of fiscal year 2017 and the portion of fiscal year 2018 ending on June 30, 2018 (each a “Material Supplier”).  Except as set forth on Schedule 3.21(a) or Schedule 3.21(b) of the Seller Disclosure Letter, since the Balance Sheet Date, no such Material Customer or Material Supplier has (x) terminated its relationship with any Conveyed Company, with respect to all or any individual product, service or offering, or materially reduced or changed in any significant adverse manner the material terms on which such Material Customer or Material Supplier conducts business with any Conveyed Company, or (y) notified any Conveyed Company in writing, or, to the Knowledge of Seller, orally, that it intends to terminate or materially reduce its business with any Conveyed Company, with respect to all or any individual product, service or offering, or change in any significant adverse manner the material terms on which such Material Customer or Material Supplier conducts business with any Conveyed Company.

Section 3.22                             Insurance.  Schedule 3.22 of the Seller Disclosure Letter sets forth an accurate and complete list as of the date hereof of all material insurance policies under which the Conveyed Companies, or any of their assets, employees, officers or directors (or equivalent) or the Business are currently insured (the “Liability Policies”), including any such Liability Policies with respect to which a Conveyed Company is the policyholder (each, a “Subcom Policy”).  Seller has made available to Purchaser accurate and complete copies of all Subcom Policies (including all attachments, exhibits, and schedules thereto), in each case, as amended or otherwise modified and in effect.  Schedule 3.22 of the Seller Disclosure Letter describes any funded self-insurance arrangements affecting the Conveyed Companies.  For each of the Liability Policies, (i) no pre-closing limits have been exhausted, (ii) all premiums have been paid when due (it being understood, for the avoidance of doubt, that project premiums under the Subcom Policies will be paid by the Conveyed Companies when billed), and (iii) no insurance carrier has issued a reservation of rights with regard to any claims disclosed, except, in each case, as would not reasonably be expected to be material to the Conveyed Companies, taken as a whole.  Each Conveyed Company has all insurance coverage required by the terms of any Material Contracts to which such Conveyed Company is a party, except as would not reasonably be expected to be material to the Conveyed Companies, taken as a whole.

Section 3.23                             Maritime Matters.

(a)         Each Ship owned by a Conveyed Company (in such capacity, the “Conveyed Shipowner”) is registered under the laws, regulations and flag of the relevant Governmental Authority, in the sole ownership of such Conveyed Shipowner, as set forth on Schedule 3.23(a) of the Seller Disclosure Letter, and no other action is necessary under the applicable Laws where such ship is registered to establish and perfect such Conveyed Shipowner’s title to and ownership interest in such Ship as against any third party.  Each such owned Ship is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the Laws of the jurisdiction where it is registered, and is in compliance with all applicable Laws of such jurisdiction, as would affect its registration with the relevant Governmental Authority of such jurisdiction except for failures of compliance which would not, individually or in the aggregate, and if left un-remedied, either result in the suspension or cancellation of such Ship’s registration or a Material Adverse Effect.

(b)         Each Ship is entered with a classification society as set forth on Schedule 3.23(b) of the Seller Disclosure Letter, and has the classification notation or rating assigned as therein provided, and, except as set forth on Schedule 3.23(b) of the Seller Disclosure Letter, is free of any material overdue classification condition, recommendation or other class requirement notified to the Conveyed Shipowner by the classification society.

(c)          All classification, national, international trading and other certificates required for the current operation of the Ships are valid and in effect and each Ship has on board all class and international trading certificates necessary for such operation, which certificates are free of all material conditions and recommendations, except as set forth on Schedule 3.23(c) of the Seller Disclosure Letter.  Except as set forth on Schedule 3.23(c) of the Seller Disclosure Letter, to the Knowledge of Seller, there are currently no pending requirements for any of the Ships’ classification, or any of the Ships’ operational approvals, authorizations, licenses, Permits, or any of the Ships’ trading or other such certificates, to be withdrawn or modified, except, in each case, as would not reasonably be expected to be material to any of the Conveyed Companies.

(d)         Each Ship is maintained in all material respects in accordance with and the ship maintenance requirements imposed by its flag state and classification society, is afloat or in dry-dock, and has been submitted by its Conveyed Shipowner for such periodic or other surveys or material inspections as required by the relevant classification society and Governmental Authority.  Each Ship is in such condition that it would not reasonably be expected by its Conveyed Shipowner to be detained by any competent Governmental Authority in relation to such Ship’s operations for any material deficiency, except as set forth on Schedule 3.23(d) of the Seller Disclosure Letter.

(e)          None of the Ships is (i) under, or, to the Knowledge of Seller, threatened with, arrest, blacklisting, boycotting, confiscation, detention, forfeiture, injunction, requisition, sanctions restrictions, seizure or other taking; (ii) in the possession of any Person other than her master and crew; (iii) subject to, or, to the Knowledge of Seller, threatened with, any material action or material Order, suit, litigation, legal proceeding or arbitration involving any competent Governmental Authority having jurisdiction over such Ship; or (iv) subject to any actual, or, to the Knowledge of Seller, threatened, actions, claims or Liens whatsoever other than any Permitted Liens.

(f)           Each Ship is properly manned by an appropriately certificated master, officers and crew, in compliance in all material respects with all Laws applicable to such Ship’s operations.

(g)          Each Ship is insured in the amounts, against the risks and with the underwriters, and is entered into the protection and indemnity societies, as set forth in the insurance certificates made available by Seller to Purchaser prior to the date hereof.

(h)         There are no options or rights of first or last refusal or other similar rights granted by any Conveyed Shipowner or Affiliate with respect to any Ship, including title transfer triggers, or executory Contracts to which any Conveyed Shipowner or Affiliate is a party in relation to the purchase or other acquisition, the sale or other disposal, or the chartering or leasing of any Ship.

Section 3.24                             Affiliated Persons Transactions.  Except as set forth on Schedule 3.24 of the Seller Disclosure Letter, no officer or director of any Conveyed Company and no parent, child, sibling, spouse or other family member sharing a residence with any such officer or director (each, an “Affiliated Person”):

(a)         owns directly or indirectly (other than through any equity interest in any Conveyed Company) in whole or in part, or has any direct or indirect interest in, any material property or right, tangible or intangible, owned or used by any Conveyed Company;

(b)         has any claim or cause of action against any Conveyed Company; or

(c)          is party to any Contract with any Conveyed Company (any such contract, an “Affiliate Contract”).

Section 3.25                             International Trade and Anti-Corruption Matters.

(a)         None of the Conveyed Companies, nor, to the Knowledge of Seller, any of their respective officers, directors or employees or any agent or other third party representative acting on behalf of the Conveyed Companies, (x) is currently, or has been since September 29, 2017: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any unauthorized dealings or transactions with any Sanctioned Person or in any Sanctioned Country, or (iv) otherwise in violation in any material respect of applicable Trade Control Laws; or (y) has at any time since September 29, 2017 (i) made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official in violation in any material respect of any applicable Anti-Corruption Laws, or (ii) otherwise violated in any material respect any applicable Anti-Corruption Laws.

(b)         Since September 29, 2017, none of the Conveyed Companies has received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit that has revealed any actual or potential violation or wrongdoing, in any material respect, related to Trade Control Laws or Anti-Corruption Laws.

Section 3.26                             Exclusivity of Representations.  The representations and warranties made by Seller in this Article III (and the Ancillary Agreements and any certificate delivered hereunder) are the exclusive representations and warranties made by Seller with respect to the Conveyed Companies, any of their respective Affiliates and the Business.  Seller hereby disclaims any other express or implied representations or warranties with respect to the Conveyed Companies, any of their respective Affiliates and the Business.  Except as set forth expressly in this Agreement and the Ancillary Agreements, the condition of the Business and the assets of the Conveyed Companies shall be “as is”, “where is” and “with all faults.”  It is understood and agreed that any Due Diligence Materials made available to Purchaser or its Affiliates or their respective representatives, do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Seller or any of its Affiliates.  Notwithstanding anything to the contrary in this Section 3.26, nothing in this Section 3.26 shall in any manner limit any rights of any Purchaser Indemnitee under Section 7.5 or Article VIII.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

Section 4.1                                    Organization and Qualification.  Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 4.2                                    Corporate Authority.

(a)         Purchaser (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable) has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement, and to perform its obligations hereunder and thereunder.  The execution and delivery by Purchaser (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable) of this Agreement, each Ancillary Agreement and each other document, agreement or instrument to be executed and delivered by Purchaser (or such Affiliate, as applicable) pursuant to this Agreement, and the performance by Purchaser (or such Affiliate, as applicable) of its obligations hereunder and thereunder, have been, or will have been at the Closing, duly authorized by all requisite corporate action on the part of Purchaser (or such Affiliate, as applicable).

(b)         This Agreement and each Ancillary Agreement, assuming due execution and delivery hereof by Seller and/or each other counterparty thereto, as applicable, constitutes the valid and binding obligations of Purchaser (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable), enforceable against Purchaser (or such Affiliate, as applicable) in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 4.3                                    Governmental Authorization.  The execution, delivery and performance of this Agreement and each Ancillary Agreement by Purchaser (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable), and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than required filings under the Antitrust Laws listed on Schedule 3.4 of the Seller Disclosure Letter.

Section 4.4                                    Non-Contravention.  The execution, delivery and performance by Purchaser (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable) of this Agreement and each Ancillary Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the certificate of incorporation, bylaws or other comparable organizational document of Purchaser (or such Affiliate, as applicable); (b) conflict with, or result in a breach of, constitute a default under, result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser (or such Affiliate, as applicable) under, or to a loss of any benefit of Purchaser (or such Affiliate, as applicable) to which Purchaser (or such Affiliate, as applicable) is entitled under, any Contract to which Purchaser (or such Affiliate, as applicable) is a party or by which any of its assets are bound, lease of real estate or license of Intellectual Property to which Purchaser (or such Affiliate, as applicable) is a party or is subject or (c) assuming the accuracy of Section 4.3, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Purchaser (or such Affiliate, as applicable) is subject.

Section 4.5                                    Permits.  The execution and delivery by Purchaser (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable) of this Agreement, each Ancillary Agreement and each other document, agreement or instrument to be executed and delivered by Purchaser (or such Affiliate, as applicable) pursuant to this Agreement do not require any Permits.

Section 4.6                                    Third-Party Approvals.  The execution, delivery and performance by Purchaser (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable) of this Agreement, each Ancillary Agreement and each other document, agreement or instrument to be executed and delivered by Purchaser (or such Affiliate, as applicable) pursuant to this Agreement, and the transactions contemplated hereby and thereby, do not require any consents, waivers, authorizations or approvals of, or filings with, any third Persons which have not been obtained or effected by Purchaser (or such Affiliate, as applicable).

Section 4.7                                    Financing.

(a)         The amount of funds contemplated to be provided to Purchaser at the Closing pursuant to the Equity Financing Commitments and the Debt Financing Commitments will be sufficient to (i) pay the Closing Purchase Price, (ii) pay any and all fees and expenses required to be paid by Purchaser in connection with the transactions contemplated by this Agreement (including the Purchaser Financing), and (iii) satisfy all of the other payment obligations of Purchaser hereunder required to be paid in connection with the Closing.

(b)         Purchaser has delivered to Seller a true, accurate and complete copy of (i) an executed commitment letter dated as of the date hereof, by and between Purchaser Guarantor and Purchaser (the “Equity Financing Commitment”), pursuant to which Purchaser Guarantor has committed, subject to the terms thereof, to provide Purchaser the cash amount set forth therein (the “Equity Financing”) and which expressly provides that Seller is a third party beneficiary thereto and is entitled to enforce the provisions thereof and (ii) the executed debt commitment letters, dated as of the date hereof, among Purchaser and the Debt Financing Sources and all related fee letters associated therewith (such commitment letters and fee letters, including all exhibits, schedules, annexes and amendments thereto, collectively, the “Debt Financing Commitments” and such Debt Financing Commitments, together with the Equity Financing Commitment, the “Financing Commitments”), pursuant to which the counterparties party thereto have committed, subject to the terms thereof, to lend to Purchaser the debt amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Purchaser Financing”).

(c)          The Financing Commitments are (i) legal, valid and binding obligations of Purchaser and Purchaser Guarantor, as applicable, and, to the knowledge of Purchaser, each of the other parties thereto and (ii) enforceable in accordance with their respective terms against Purchaser and/or Purchaser Guarantor, as applicable, and each of the other parties thereto except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).  As of the date hereof, none of the Financing Commitments have been amended or modified, and as of the date hereof no such amendment or modification has been proposed by any party to the Financing Commitments other than to add additional arrangers, lenders or commitment parties as contemplated by Section 5.16.  As of the date hereof, the obligations and commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect by the Purchaser, or, to the knowledge of the Purchaser, the other parties thereto.  As of the date hereof, the Financing Commitments are in full force and effect.  As of the date hereof, assuming the representations and warranties in Article III are true and correct in a manner that satisfies the condition set forth in Section 6.2(b), no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to (x) constitute a default or breach under the Financing Commitments on the part of Purchaser or Purchaser Guarantor, as applicable, or, to the knowledge of Purchaser, any other parties to the Financing Commitments or (y) result in all or any portion of the Purchaser Financing being unavailable on the Closing Date.  As of the date hereof, assuming the conditions set forth in Section 6.2(a) and Section 6.2(b) of this Agreement will be satisfied, Purchaser has no reason to believe that any of the conditions to the Purchaser Financing contemplated in the Financing Commitments will not be satisfied or that the Purchaser Financing will not be made available to Purchaser on or prior to the Closing Date, and, to the knowledge of Purchaser, Purchaser has no reason to believe that any of the Debt Financing Sources will not perform their respective funding obligations with respect to the Debt Financing under the Debt Financing Commitments.  There are no side letters or other agreements, contracts or arrangements related to the funding or provision, as applicable, of the Purchaser Financing other than as expressly set forth in the Financing Commitments delivered to Seller prior to the date hereof.  There are no conditions precedent or other contingencies related to the funding or provision, as applicable, of the full amount of the Purchaser Financing, other than as expressly set forth in the Financing Commitments delivered to Seller prior to the date hereof (the “Disclosed Conditions”).  Other than the Disclosed Conditions, there are no conditions precedent or other contingencies related to the funding or provision, as applicable, of the Purchaser Financing that would permit any party to the Financing Commitments to reduce the aggregate amount available to be funded or provided, as applicable, under the Financing Commitments.  Purchaser has fully paid, or caused to be fully paid, any and all commitment or other fees in connection with the Financing Commitments which are due and payable on or prior to the date hereof.  As of the date hereof, assuming the representations and warranties in Article III are true and correct in a manner that satisfies the condition set forth in Section 6.2(b), Purchaser is not aware of any fact or occurrence that makes any of the representations or warranties of Purchaser in any of the Financing Commitments inaccurate in any such respect.  Purchaser affirms that it is not a condition to any of Purchaser’s obligations under this Agreement that Purchaser obtain the Purchaser Financing or any other financing for or related to any of the transactions contemplated hereby.

Section 4.8                                    Purchaser Guarantee.  Concurrently with the execution of this Agreement, Purchaser Guarantor has delivered to Seller a true, accurate and complete copy of the Purchaser Guarantee, dated as of the date hereof, in favor of Seller.  The Purchaser Guarantee is in full force and effect and has not been amended or modified.  The Purchaser Guarantee is a (a) legal, valid and binding obligation of the Purchaser Guarantor and each of the other parties thereto and (b) enforceable in accordance with its respective terms against the Purchaser Guarantor and each of the other parties thereto except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).  There is no default under the Purchaser Guarantee by the Purchaser Guarantor, and no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach thereunder by the Purchaser Guarantor.

Section 4.9                                    Securities Act.  Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof.  Purchaser acknowledges that the Shares are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that such Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to applicable state securities Laws.  Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

Section 4.10                             Investigation by Purchaser; Seller’s Liability.  Purchaser has conducted its own independent investigation, verification, review and analysis of the operations, assets, liabilities, results of operations, financial condition, technology and the probable success or profitability of the ownership, use or operation of the Business and the Conveyed Companies by Purchaser after the Closing, which investigation, review and analysis was conducted by Purchaser and, to the extent Purchaser deemed appropriate, by its Affiliates and the Purchaser Representatives.  Purchaser has selected and been represented by, and/or consulted with, such expert advisors as it has deemed appropriate in connection with the negotiation of this Agreement and its determination to enter into and consummate the transactions contemplated hereby.  Purchaser acknowledges that it, its Affiliates and the Purchaser Representatives have been provided adequate access to the personnel, properties, premises and records of the Business and the Conveyed Companies for such purpose.  In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller or the Conveyed Companies or any of Seller’s or its Affiliates’ Representatives (except the specific representations and warranties of Seller set forth in Article III, the Ancillary Agreements and certificates delivered hereunder), and Purchaser acknowledges and agrees that it is otherwise acquiring the Shares on an “as is, where is” and “with all faults” basis.  Purchaser acknowledges and agrees that:

(a)         except to the extent expressly set forth in any representation or warranty contained in Article III, any Ancillary Agreement or any certificate delivered hereunder, none of Seller, the Conveyed Companies or any of their respective Affiliates or Representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of any of the information set forth in management presentations relating to the Business made available to Purchaser, its Affiliates or the Purchaser Representatives, in materials made available in any “data room” (virtual or otherwise), including any replacement cost estimates for services that are currently provided or made available by Seller or its Affiliates to the Business that will cease to be provided effective as of the Closing Date, and any other cost estimates delivered or made available, financial projections or other projections, in presentations by the management of the Business, in “break-out” discussions, in responses to questions submitted by or on behalf of Purchaser, its Affiliates or the Purchaser Representatives, whether orally or in writing, in materials prepared by or on behalf of Seller, or in any other form (such information, collectively, “Due Diligence Materials”);

(b)         none of Seller or any of its Affiliates or Representatives shall have any liability or responsibility whatsoever to Purchaser, its Affiliates or the Purchaser Representatives on any

basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any Due Diligence Materials delivered or made available to Purchaser, its Affiliates or the Purchaser Representatives, except that the foregoing limitations of paragraph (a) and the limitations of this paragraph (b) shall not apply to Seller insofar as Seller makes the specific representations and warranties set forth in Article III, the Ancillary Agreements and certificates delivered hereunder; and

(c)          notwithstanding anything to the contrary in this Section 4.10, nothing in this Section 4.10 shall in any manner limit any rights of any Purchaser Indemnitee under Section 7.5 or Article VIII.

Section 4.11                             No Litigation.  There is no action, Order, suit, litigation, legal proceeding or arbitration pending or, to the knowledge of Purchaser, threatened in writing, against Purchaser or any of its Affiliates by or before any Governmental Authority or arbitrator which could reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement.

Section 4.12                             Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee, commission or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

Section 4.13                             Solvency.  Purchaser is not entering into the transactions contemplated hereby with actual intent to hinder, delay or defraud either present or future creditors.  Assuming the accuracy of the representations and warranties contained in Article III (disregarding all qualifications as to “material”, “Material Adverse Effect”, “Knowledge of Seller” or similar qualifier), and assuming that immediately prior to the Closing the Conveyed Companies are Solvent, immediately after giving effect to the transactions contemplated hereby, Purchaser and its Subsidiaries will be Solvent.

Section 4.14                             Affiliates.  Neither Purchaser nor any Person or entity controlled by Purchaser, nor any Person or entity that controls Purchaser, owns any business competitive with the Business in a manner that would reasonably be expected to prevent receipt of the required approvals under applicable Antitrust Laws with respect to the transactions contemplated hereby.  For purposes of this Section 4.14, the term “control” shall have the meaning provided in 16 CFR §801.1(b).

Section 4.15                             No Foreign Person.  Neither Purchaser nor any of its Affiliates (collectively, “Purchaser Group Entities”) is (a) a “foreign person” as defined by 31 C.F.R. § 800.216 such that the transactions contemplated by this Agreement would constitute a covered transaction subject to a national security review, national security investigation, or action by the President as prescribed in Title VII of Section 721 of the Defense Production Act of 1950 (codified at 50 U.S.C. § 4565), as amended, including the implementing regulations thereof at 31 C.F.R. Part 800; or (b) a “foreign” interest or interests (including a “foreign person”) as defined in the NISPOM, such that any “foreign” interest(s), directly or indirectly, will own or have beneficial ownership sufficient to elect, or is otherwise entitled to representation on, the governing boards of the Purchaser Group Entities or have the power, whether or not exercised, through contractual arrangements or other means, to direct or decide matters affecting the management or operations of the Purchaser Group Entities.

ARTICLE V

COVENANTS

Section 5.1                                    Information and Documents.

(a)         From and after the date hereof and prior to the Closing, subject to applicable Law and any applicable Order, upon reasonable advance notice to Seller, Seller shall permit Purchaser and its Representatives to have supervised, reasonable access, during regular normal business hours, to the Current Business Employees and to the assets, properties, books and records of the Conveyed Companies to the extent relating to the Business, and shall make available to Purchaser such financial and operating data and other available information with respect to the Business as Purchaser shall from time to time reasonably request (to the extent such data or information is reasonably available to Seller); provided, however, that no such access shall unreasonably interfere with the operation of the businesses of Seller or any of its Affiliates, including the Business; and provided, further, that neither Seller nor its Affiliates shall be required to take any action which could constitute a waiver of attorney-client privilege.

(b)         All information received by Purchaser and given by or on behalf of the Conveyed Companies in connection with this Agreement and the transactions contemplated hereby that constitutes “Evaluation Material” (as defined in the Confidentiality Agreement) will be held by Purchaser and its Affiliates and Representatives as “Evaluation Material” pursuant to the terms of, the Confidentiality Agreement.

(c)          It is expressly understood and agreed that, without the prior written consent of Seller, which consent may be granted or withheld in Seller’s sole and absolute discretion, nothing in this Agreement shall be construed to grant Purchaser, its Affiliates or the Purchaser Representatives the right to perform any Phase II or other environmental testing at, under, in or on any of the properties of the Conveyed Companies.

Section 5.2                                    Conduct of Business.

(a)         From and after the date hereof to the earlier of (i) the termination of this Agreement and (ii) the Closing Date, except (x) as otherwise expressly contemplated, permitted, or required by this Agreement (including as contemplated or required in connection with the Restructuring), (y) as Purchaser shall otherwise consent in writing (for purposes of this Section 5.2(a), such consent may be given by e-mail and shall be effective upon receipt by Seller), which consent shall not be unreasonably withheld, delayed or conditioned, or (z) as set forth in Schedule 5.2(a) of the Seller Disclosure Letter, Seller covenants and agrees that it shall, and shall cause each Conveyed Company to, (i) conduct the Business only in the ordinary course of business consistent with past practice (subject to any restrictions set forth in Section 5.2(b)) and (ii) use commercially reasonable efforts to (A) maintain in all material respects its existence and all material rights, Permits, franchises, Technology, Intellectual Property and Contracts, in each case, pertaining to the Business, (B) maintain its books, accounts and records as they relate to the Business in accordance with past custom and practice, (C) preserve in all material respects its relationship with its customers and suppliers and retain in all material respects the services of its employees and service providers, in each case, with respect to the Business, (D) in the event of a condemnation, casualty, loss or other material damage to any of the assets of the Conveyed Companies prior to the Closing Date, either, following reasonable consultation with Purchaser, repair or replace, in all material respects, such condemned or damaged property through the use of the proceeds of such condemnation or insurance, or preserve such proceeds for use by such Conveyed Company, as applicable, following the Closing, and (E) continue to submit project bids and respond to customer requests for proposals with respect to the Business, in each case in the ordinary course of business and consistent with past practice, including by making use of Credit Support Instruments, in a manner consistent with past practice.

(b)         Without limiting the generality of Section 5.2(a), from and after the date hereof to the earlier of (i) the termination of this Agreement and (ii) the Closing Date, except (A) as otherwise expressly contemplated, permitted, or required by this Agreement (including as contemplated or required in connection with the Restructuring), (B) as Purchaser shall otherwise consent in writing (for purposes of this Section 5.2(b), such consent may be given by e-mail and shall be effective upon receipt by Seller), which consent shall not be unreasonably withheld, delayed or conditioned with respect to clauses (i), (ii), (v), (viii), (ix), (x), (xii), (xiii) and (xiv), and, to the extent relating to the foregoing, (xxi), or (C) as set forth in Schedule 5.2(b) of the Seller Disclosure Letter, Seller covenants and agrees that it shall (with respect to the Business), and shall cause each Conveyed Company to:

(i)                                     not sell, lease, charter, license, abandon, permit to lapse, or otherwise dispose of any material assets or Technology or Intellectual Property used in the Business, except (A) in the ordinary course of the Business or (B) to another Conveyed Company;

(ii)                                  not (A) increase or enhance the compensation or benefits of any Conveyed Company Employee or Additional Business Employee or any former employee of a Conveyed Company or the Business other than as required by applicable Law, or as required pursuant to the terms of any Material Contract or Business Benefit Plan as in effect on the date hereof (or pursuant to any amendment required by Law), or under the annual merit increase cycle in the ordinary course of business consistent with past practice, (B) establish, enter into, adopt, amend or terminate, or increase or accelerate or commit to increase or accelerate the funding, payment or vesting of the compensation or benefits provided under, any Business Benefit Plan or any other benefit or compensation plan, agreement, Contract, program, policy or arrangement that would be a Business Benefit Plan if in effect on the date hereof, other than as required by applicable Law or pursuant to the terms of any Contract that has been disclosed on Schedule 3.14(a) of the Seller Disclosure Letter or Business Benefit Plan as in effect on the date hereof (or any amendment required by Law) or, with respect to any Business Benefit Plan that is not a Conveyed Company Benefit Plan, changes that are also generally applicable to employees of Seller and its Affiliates (other than or in addition to the Conveyed Company Employees) in such Business Benefit Plan, (C) except to the extent required by applicable Law or by written agreements existing on the date of this Agreement that have been disclosed on Schedule 3.14(a) of the Seller Disclosure Letter, enter into or amend any Contracts of employment or any consulting, bonus, severance, retention, change in control, retirement or similar agreement, in each case, with respect to the Business, except for employment agreements or offer letters for any newly hired officer, director, employee or other service provider of each Conveyed Company in the ordinary course of business with an annual base salary and incentive compensation opportunity not to exceed $150,000, (D) hire, materially modify the job responsibility of, or terminate (other than for “cause”) any officer, director, employee or other service provider of each Conveyed Company with an annual compensation in excess of $150,000, (E) implement any employee layoffs with respect to the Business that would trigger notice obligations under the WARN Act, or (F) unless required by Law, recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Current Business Employee or individual providing services to any Conveyed Company or the Business;

(iii)                               not change, amend or restate the charter, certificate of formation or incorporation, operating agreement or bylaws (or other comparable organizational or governing documents) of any Conveyed Company;

(iv)                              not authorize for issuance, issue, sell or deliver or agree or commit to issue, sell or deliver (A) any capital stock of, or other equity or voting interest in, any Conveyed Company or (B) any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire either (1) any capital stock of, or other equity or voting interest in, any Conveyed Company or (2) any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire, any shares of the capital stock of, or other equity or voting interest in, any Conveyed Company;

(v)                                 not (A) change, modify, or write-off as uncollectible any notes or accounts receivable of the Business, except write-offs in the ordinary course of the Business and any write-off of such notes and accounts receivable that are fully reserved for in a manner consistent with Accounting Principles, (B) accelerate any accounts receivable of the Business or defer any accounts payable of the Business, in each case outside of the ordinary course of business, or take any other action outside of the ordinary course of business with respect to the working capital of the Business, (C) make any material change in the terms of sale or collection practices of the Business, nor (D) materially alter its practices with respect to inventory levels or the product offerings of the Business;

(vi)                              not split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of capital stock or other securities of any of the Conveyed Companies;

(vii)                           not (A) incur any Indebtedness, other than short-term Indebtedness for borrowed money under existing credit facilities, or (B) make any loans or advances to any other Person, other than routine advances to employees in the ordinary course of the Business;

(viii)                        other than in the ordinary course of business, consistent with past practice, not, (A) make, change or revoke any material Tax election or make any material change to an accounting method for Tax purposes (including any election under Section 965 of the Code), (B) settle or compromise any material Tax liability, (C) file any amended Income Tax Return or other material Tax Return, (D) surrender any material claim for a Tax refund,

(E) enter into any agreements, consents or waivers extending the statutory period of limitations applicable to the payment or assessment of any Taxes, or (F) enter into any material contractual obligation in respect of Taxes with any Taxing Authority;

(ix)                              not (A) enter into any Contract (x) that would constitute a Material Contract if existing as of the date hereof, other than in the ordinary course of business consistent with past practice, or (y) with any customer or proposed customer of the Business that would reasonably be expected to result in revenues for the Business in excess of $5,000,000, (B) amend in any material respect or terminate any Material Contract or waive material rights under any Material Contract (in each case, other than any Material Contract contemplated by the immediately succeeding clause (C)), other than terminations by way of expiration of the term of the applicable Contract in the ordinary course of business consistent with past practice; or (C) amend the Contract listed on Schedule 5.2(b)(ix)(C);

(x)                                 not acquire, merge or consolidate with, or effect any business combination with, any Person, or acquire any material assets of any Person, in each case whether by purchase of stock, securities or assets, property transfers or otherwise;

(xi)                              not adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization with respect to any Conveyed Company;

(xii)                           not (A) settle or compromise any Action that (I) involves any admission of wrongdoing or misconduct by any Conveyed Company, (II) imposes any non-monetary injunctive or equitable relief against the Business or any Conveyed Company or (III) requires payment of more than $150,000 in the aggregate following the Closing by any Conveyed Company; or (B) initiate any material Action;

(xiii)                        not grant any Lien (other than Permitted Liens) with respect to, or permit to be subject to any Lien (other than by a Permitted Lien), the Shares, any other equity interest of any Conveyed Company or any of the material properties or assets owned, used or occupied by the any of the Conveyed Companies;

(xiv)                       not (A) authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $1,000,000 or any aggregate capital expenditures in excess of $3,000,000 or (B) fail to make capital expenditures in the ordinary course of business consistent with past practices;

(xv)                          discontinue any business of any Conveyed Company or enter into any new line of business;

(xvi)                       except as is required by applicable Law or GAAP, not make any material change in the Business’ methods, principles and practices of accounting;

(xvii)                    not take any action that would reasonably be expected to result in a complete or partial withdrawal under a Multiemployer Plan;

(xviii)                 not take any action to amend or modify in any material respect, or rescind or terminate, any Credit Support Instrument, except for (A) the termination, return or similar action with respect to any Credit Support Instrument under which the obligations of Seller and its Affiliates have, or will, terminate or expire prior to the Closing Date and (B) any reduction with respect to any Credit Support Instrument that is permitted in accordance with the underlying commercial contract relating to such Credit Support Instrument (without any corresponding obligation to provide any substitute or replacement Credit Support Instrument);

(xix)                       not terminate, transfer or materially modify the job responsibilities of any (i) Conveyed Company Employee or Additional Business Employee (or who would have been a Conveyed Company Employee or Additional Business Employee but for such termination, transfer or modification) in a manner that results in such employee ceasing to be a Conveyed Company Employee or Additional Business Employee or (ii) any employee of Seller or its Affiliates (other than a Conveyed Company Employee or Additional Business Employee as of the date hereof) where as a result of such termination, transfer or modification, such employee becomes a Conveyed Company Employee or Additional Business Employee as of the Closing Date, in each case, except for the termination of employees for cause;

(xx)                          enter into any capital lease (determined in accordance with GAAP as in effect as of the date hereof); and

(xxi)                       execute any Contract or letter of intent (whether or not binding) or enter into any other commitment, whether or not in writing, to do any of the foregoing.

(c)          Notwithstanding anything contained in this Agreement to the contrary, Seller and the Conveyed Companies shall be permitted to (i) maintain through the Closing Date the cash management system of the Business and the cash management procedures as currently conducted by Seller and the Conveyed Companies, and (ii) withdraw all Cash and Cash Equivalents from each Conveyed Company immediately prior to the Closing (it being understood that nothing in this Agreement shall require Seller to ensure or otherwise convey to Purchaser any Closing Cash) but excluding, for the avoidance of doubt, any Restricted Cash.  Notwithstanding anything contained in this Agreement to the contrary, the Conveyed Companies shall be permitted to borrow funds from Seller or its Affiliates as is necessary to operate the Business in the ordinary course and repay such borrowings in the ordinary course, in each case, so long as such borrowings and repayments do not result in any Liability to the Conveyed Companies from and after the Closing.  Nothing contained in this Agreement shall give Purchaser, directly or indirectly, rights to control or direct the operations of the Business or the Conveyed Companies prior to the Closing Date.  During the period from the date of this Agreement until the earlier of (x) the date this Agreement is terminated in accordance with its terms and (y) the Closing Date, neither Seller nor Purchaser shall take any action or omit to take any action for the principal purpose of preventing, materially delaying or materially impeding the consummation of the transactions contemplated by this Agreement (including the Restructuring), permit or cause any of its Subsidiaries or Affiliates to do any of the foregoing or agree or commit to do any of the foregoing, or agree in writing or otherwise to take any of the foregoing actions.

Section 5.3                                    Efforts to Close.  Except as otherwise set forth in Section 5.4, subject to the terms and conditions set forth herein, and to applicable Law, each Party agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary, and assist and cooperate with the other Party in doing, all things necessary, proper or advisable, to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including the satisfaction of the conditions set forth in Article VI.  Without limiting the generality of the foregoing, prior to the Closing, each Party shall use commercially reasonable efforts to obtain any third-party or governmental consent, waiver or approval required in connection with the consummation of the transactions contemplated hereby, and for a period of six (6) months after the Closing Date, Seller shall reasonably cooperate with Purchaser’s efforts to obtain any such consent, waiver or approval; provided, however, that (a) Seller shall be solely responsible for any amounts required to be paid under the express terms of any applicable Contract in order to obtain any such consent, waiver or approval and (b) each of Seller and Purchaser shall be responsible for one half of any other amounts required to be paid in order to obtain any such consent, waiver or approval; and, provided, further, that Seller shall not enter into any Contract, amend or terminate any Contract, make any payment or grant any concession (or permit any Conveyed Company to make take any of the foregoing actions), in each case for the purpose of obtaining any consent, waiver or approval without the prior written consent of Purchaser.  Purchaser agrees that none of Seller or any of its Affiliates shall have any liability whatsoever to Purchaser arising out of or relating to the failure to obtain any such consent, waiver or approval, and no representation, warranty or covenant of Seller herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of such failure; provided, that the foregoing shall not relieve Seller of any Liability under this Agreement for any failure by Seller to comply with the terms of this Section 5.3.

Section 5.4                                    Regulatory Approvals.

(a)         Purchaser shall: (i) as promptly as practicable but in no event later than the tenth (10th) day following the date hereof, take all actions necessary to file or cause to be filed the filings required of it or any of its Affiliates under any applicable Antitrust Laws in connection with this Agreement and the transactions contemplated hereby; (ii) use reasonable best efforts to take all actions necessary to obtain the required antitrust clearance under the HSR Act, as promptly as practicable, and in any event prior to the End Date; (iii) use reasonable best efforts to at the earliest practicable date comply with (or properly reduce the scope of) any formal or informal request for additional information or documentary material received by it or any of its Affiliates from any applicable Antitrust Authority; and (iv) consult and reasonably cooperate with Seller, and consider in good faith the views of Seller, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals or other written communications made or submitted by or on behalf of any Party in connection with proceedings under or relating to any applicable Antitrust Laws.  Seller shall (x) as promptly as practicable but in no event later than the tenth (10th) day following the date hereof, take all actions necessary to file or cause to be filed the filings required of it or any of its Affiliates under any applicable Antitrust Laws in connection with this Agreement and the transactions contemplated hereby; and (y) consult and reasonably cooperate with Purchaser, and consider in good faith the views of Purchaser, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals or other written communications made or submitted by or on behalf of any Party in connection with proceedings under or relating to any applicable Antitrust Laws.  Each of the Parties will promptly notify the other Party of any written communication made to or received by such Party from any applicable Antitrust Authority regarding any of the transactions contemplated hereby.  Neither Party will participate in any substantive meeting or discussion with any such applicable Antitrust Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such applicable Antitrust Authority, gives the other Party the opportunity to attend, and each Party will furnish the other Party with copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives on one hand and any such applicable Antitrust Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated hereby.

(b)         Purchaser shall be responsible for the payment of all filing fees under the Hart Scott Rodino Act.  Each Party shall be responsible for the payment of its and its respective Affiliates’ own expenses, including all legal fees and expenses, in complying with any request for additional information or documentary material from any applicable Antitrust Authority.

(c)          Purchaser shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Authority necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby.

(d)         Purchaser shall take all actions requested by any Antitrust Authority, or necessary to resolve any objections that may be asserted by any Antitrust Authority, with respect to the transactions contemplated by this Agreement under any Antitrust Law.  Without limiting the generality of the foregoing, Purchaser shall:

(i)                                     at Purchaser’s sole cost, comply with all restrictions and conditions, if any, imposed or requested by any (A) Antitrust Authority with respect to Antitrust Laws in connection with granting any necessary clearance or terminating any applicable waiting period including (x) agreeing to sell, divest, hold separate, license, cause a third-party to acquire, or otherwise dispose of, the Business, any Subsidiary of Purchaser, any Conveyed Company, or any operations, divisions, businesses, product lines, customers or assets of Purchaser, any Subsidiary of Purchaser or any Conveyed Company contemporaneously with or after the Closing and regardless as to whether a third-party purchaser has been identified or approved prior to the Closing, or agreeing to any other structural or conduct remedy applicable to Purchaser, any Subsidiary of Purchaser or any Conveyed Company (a “Divestiture”), (y) taking or committing to take such other actions that may limit Purchaser’s, any of its Subsidiaries’ or any Conveyed Company’s freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, products lines, customers or assets and (z) entering into any Order, consent decree or other agreement to effectuate any of the foregoing or (B) third party in connection with a Divestiture;

(ii)                                  terminate any Contract or other business relationship of Purchaser, any Subsidiary of Purchaser or any Conveyed Company as may be required to obtain any necessary clearance of any Antitrust Authority or to obtain termination of any applicable waiting period under any Antitrust Laws;

(iii)                               not extend any waiting period with any Antitrust Authority without the consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned; and

(iv)                              at the request of Seller, use its reasonable best efforts to oppose any request for the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Antitrust Authority that would reasonably be expected to restrain, prevent or delay the Closing, including by defending through litigation, any action asserted by any Person in any court or before any Antitrust Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Antitrust Authority.

(e)          In furtherance of the foregoing, Purchaser shall negotiate in good faith with all Antitrust Authorities and all third parties in connection with a Divestiture or any other matter referred to in Section 5.4(d) in order to enter into definitive agreements with all such Persons as early as practicable following receipt by Purchaser of any request for additional documents and information or the commencement of an investigation by any Antitrust Authority.

Section 5.5                                    Transferred Employees and Employee Benefits.

(a)         The employment of each Conveyed Company Employee shall not terminate upon the Closing but shall continue immediately following the Closing with such Conveyed Company Employee’s years of service carried over, in the same job or position and location as in effect immediately prior to the Closing Date and (i) at a rate of pay at least equal to the rate of pay provided to such non-union Conveyed Company Employee immediately prior to the Closing Date, (ii) with severance entitlements not less favorable than the severance entitlements provided to such non-union Conveyed Company Employee immediately prior to the Closing Date, and (iii) with other employee benefits (including benefits pursuant to qualified defined contribution retirement and savings plans, the Specified 401(k) Supplement and medical, life insurance, disability, dental and pharmaceutical plans and programs, but excluding deferred compensation, defined benefit pension, supplemental retirement (other than the Specified 401(k) Supplement), post-employment welfare, equity-based incentive compensation and change-of-control plans and arrangements and further excluding any increases in compensation or benefits made by Seller pursuant to Section 5.2(b)(ii)(B) under any Business Benefit Plan that is not a Conveyed Company Benefit Plan that are also generally applicable to employees of Seller and its Affiliates (other than or in addition to the Conveyed Company Employees) where such increases in compensation or benefits would be expected to materially increase the cost to the Business of providing compensation and benefits) substantially comparable in the aggregate to the other employee benefits (including benefits pursuant to qualified defined contribution retirement and savings plans, the Specified 401(k) Supplement, medical, life insurance, disability, dental and pharmaceutical plans and programs, but excluding deferred compensation, defined benefit pension, supplemental retirement (other than the Specified 401(k) Supplement), post-employment welfare, equity-based incentive compensation and change-of-control plans and arrangements and further excluding any increases in compensation or benefits made by Seller pursuant to Section 5.2(b)(ii)(B) under any Business Benefit Plan that is not a Conveyed Company Benefit Plan that are also generally applicable to employees of Seller and its Affiliates (other than or in addition to the Conveyed Company Employees) where such increases in compensation or benefits would be expected to materially increase the cost to the Business of providing compensation and benefits), provided to such non-union Conveyed Company Employee immediately prior to the Closing Date.

(b)         Within a reasonable period of time (but not less than ten (10) Business Days prior to the Closing Date), Purchaser or its Affiliates, as appropriate, shall offer employment to each Additional Business Employee commencing as of the Closing Date; provided, however, that the employment of any Inactive Employee who, as of the Closing Date, is receiving long-term disability benefits (i) shall not commence with Purchaser or its Affiliates until such time that such Additional Business Employee presents himself or herself for active employment with Purchaser or its Affiliates pursuant to such offer of employment and (ii) shall be offered employment by Purchaser or its Affiliates (including the Conveyed Companies), as appropriate, effective as of the date such Inactive Employee is able to return to active employment, which offer shall be conditioned on such Inactive Employee’s return to active employment immediately following such absence, which must occur within six (6) months of the Closing Date or as otherwise required by applicable Law.  Immediately following each non-union Offeree’s commencement with Purchaser or its Affiliates, Purchaser or its Affiliates, as appropriate, shall employ each such non-union Offeree, in the same job or position and location as would have applied to such non-union Offeree as of the applicable Offeree Start Date and (x) at a rate of pay at least equal to the rate of pay provided to such non-union Offeree immediately prior to the Closing Date, (y) with severance entitlements not less favorable than the severance entitlements provided to such Offeree immediately prior to the Closing Date, and (z) with other employee benefits (including benefits pursuant to qualified defined contribution retirement and savings plans, the Specified 401(k) Supplement and medical, life insurance, disability, dental and pharmaceutical plans and programs, but excluding deferred compensation, defined benefit pension, supplemental retirement (other than the Specified 401(k) Supplement), post-employment welfare, equity-based incentive compensation and change-of-control plans and arrangements and further excluding any increases in compensation or benefits made by Seller pursuant to Section 5.2(b)(ii)(B) under any Business Benefit Plan that is not a Conveyed Company Benefit Plan that are also generally applicable to employees of Seller and its Affiliates (other than or in addition to the Conveyed Company Employees) where such increases in compensation or benefits would be expected to materially increase the cost to the Business of providing compensation and benefits) substantially comparable in the aggregate to the other employee benefits (including benefits pursuant to qualified defined contribution retirement and savings plans, the Specified 401(k) Supplement and medical, life insurance, disability, dental and pharmaceutical plans and programs, but excluding deferred compensation, defined benefit pension, supplemental retirement (other than the Specified 401(k) Supplement, post-employment welfare, equity-based incentive compensation and change-of-control plans and arrangements and further excluding any increases in compensation or benefits made by Seller pursuant to Section 5.2(b)(ii)(B) under any Business Benefit Plan that is not a

Conveyed Company Benefit Plan that are also generally applicable to employees of Seller and its Affiliates (other than or in addition to the Conveyed Company Employees) where such increases in compensation or benefits would be expected to materially increase the cost to the Business of providing compensation and benefits) provided to such non-union Offeree immediately prior to the Closing Date.  For purposes of this Section 5.5, “pay” shall include base salary or wages plus any commission, variable pay target bonus, cash incentive compensation opportunities, premium pay, overtime and shift differentials, but not stock options or other equity-based compensation.  Purchaser, at the time such employment offers are so extended, shall provide to Seller appropriate information regarding employment terms and conditions offered to the Additional Business Employees, which shall conform in all respects to the provisions of this Section 5.5.  Purchaser shall consult with Seller prior to the extension of employment offers with respect to communicating the offers to the Additional Business Employees.

(c)          For a period commencing on the Closing Date ending on the date that is twelve (12) months following the Closing Date, Purchaser covenants and agrees to continue to provide each non-union Transferred Employee with the pay, severance and benefits described in Section 5.5(a) or (b), as applicable, unless such non-union Transferred Employee’s employment is sooner terminated (other than in the case of severance or similar termination pay and benefits); provided that any pay or benefits provided under the Transaction Services Agreement during the term thereof shall be deemed to be provided by Purchaser for purposes of Purchaser meeting its obligations under this paragraph.

(d)         Notwithstanding anything to the contrary contained herein, the compensation and benefits provided to Conveyed Company Employees, Offerees and Transferred Employees covered under applicable CBAs shall be in accordance with the terms of such applicable CBA.  From and after the Closing Date, the Conveyed Companies shall continue to be bound by their obligations under the CBAs (including any supplements or addenda thereto) and the Conveyed Company Benefit Plans.

(e)          Provision of Health Benefits; Certain Welfare Plan Matters.  Except as otherwise provided under the Transition Services Agreement or Section 5.5(g), effective commencing on the Closing Date (or, in the case of an Offeree, the applicable Offeree Start Date), Purchaser shall make available coverage to all Transferred Employees and their respective spouses and dependents under a group health plan sponsored by Purchaser or one of its Affiliates, subject to the terms of such plan.  With respect to such health plan and any other welfare benefit plans in which Transferred Employees are be eligible to participate, Purchaser shall use reasonable best efforts to (i) ensure that no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions are applicable to the Transferred Employees or their spouses, dependents or beneficiaries (except to the extent such exclusion or limitations applied under the Business Benefit Plans immediately prior to the Closing), and (ii) provide or cause to be provided that any costs or expenses incurred by the Transferred Employees (and their respective spouses, dependents and beneficiaries) under group health Business Benefit Plans up to (and including) the Closing Date (or, in the case of an Offeree, the applicable Offeree Start Date) shall be specifically applied for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such health or welfare benefit plans to the same extent and for such purposes such amounts were credited under the similar Business Benefit Plan immediately prior to the Closing Date.  Purchaser shall be responsible under the employee welfare benefit plans of Purchaser for all amounts payable by reason of claims incurred by Transferred Employees and their eligible dependents and beneficiaries after the Closing Date (or, in the case of an Offeree, the applicable Offeree Start Date).  With respect to the Transferred Employees, Purchaser also shall be responsible (and shall, if applicable, promptly reimburse Seller) for all costs and expenses under the employee welfare benefit plans of Seller and its Affiliates that (i) are incurred through the Closing Date, including claims for benefits under Seller’s and its Affiliates’ self-insured health plans incurred on or prior to the Closing Date and (ii) would have been allocated to or payable by any of the Conveyed Companies, or, in respect of the Transferred Business Employees, and their dependents, in accordance with Seller’s and its Affiliates’ arrangements and past practices.

(f)           Severance.  Without limiting the generality of the foregoing, Purchaser shall have in effect for a period commencing on the Closing Date and ending on the date that is twelve (12) months following the Closing Date, severance plans, practices and policies applicable to each Transferred Employee that are not less favorable than such plans set forth on Schedule 3.14(a) that are applicable to such Transferred Employee immediately prior to the Closing Date.  Purchaser shall be responsible for, and shall indemnify and hold harmless Seller for fifty percent (50%) of all Deal Related Severance.  Without limiting the generality of the foregoing, Seller shall indemnify and hold harmless Purchaser and the Conveyed Companies from all claims and Liabilities with respect to any Additional Business Employee who refuses to accept employment or continue employment with Purchaser or its Affiliates and whose employment is subsequently terminated by Seller or any of its Affiliates.  The Parties shall cooperate in good faith to minimize the Deal Related Severance.

(g)          Liabilities.  Except (i) as provided otherwise under the Transition Services Agreement or (ii) with respect to any Inactive Employee, as of the Closing (or, in the case of an Offeree, the applicable Offeree Start Date), each Transferred Employee shall cease active participation in, and to the extent applicable, shall cease accruing benefits under, each Business Benefit Plan other than, to the extent applicable, the Conveyed Company Benefit Plans.  Immediately prior to the Closing (or, in the case of an Offeree, the applicable Offeree Start Date), Seller shall cease all responsibility for and Liability with respect to coverage following the Closing (or, in the case of an Offeree, the applicable Offeree Start Date) for any Transferred Employee under the Business Benefit Plans.  Inactive Employees who are receiving long-term disability benefits as of the Closing Date shall remain employed by Seller and shall remain eligible for coverage under the Business Benefit Plans until such time that such employee returns from such leave and presents himself or herself for active employment with Purchaser or its Affiliates or until the employment of such employee is terminated by Seller in accordance with Seller’s long-term disability leave policies.  From and after the Closing Date (or, in the case of an Offeree, the applicable Offeree Start Date), Purchaser shall assume, honor and be solely responsible for paying, providing and satisfying when due the following: (i) all vacation, personal days, sick pay and other paid time off for Transferred Employees earned but unused as of the Closing Date (or, in the case of an Offeree, the applicable Offeree Start Date), on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Closing Date, (ii) all compensation (including salary, wages, commissions, bonuses, incentive compensation, overtime, premium pay and shift differentials), vacation, personal days, sick pay and other paid time off, benefits and benefit claims, severance and termination pay (including any employer sided Taxes or other payments related thereto), notice and benefits under all applicable Laws and under any Benefit

Plan sponsored by Purchaser or its Affiliates or other plan, policy, practice or agreement sponsored by Purchaser or its Affiliates and all other Liabilities, in each case accruing, incurred or arising as a result of employment or separation from employment with Purchaser after the Closing Date (or, in the case of an Offeree, the applicable Offeree Start Date) with respect to Transferred Employees, and (iii) severance and termination pay (including any employer sided Taxes or other payments related thereto), notice or other termination indemnities accruing, incurred or arising as a result of separation from employment from Purchaser or its Affiliates of any Transferred Employee on or after the Closing Date (or, in the case of an Offeree, the applicable Offeree Start Date).  Notwithstanding anything to the contrary contained herein, Purchaser shall assume, honor and be solely responsible for paying, providing and satisfying when due all Liabilities with respect to the employment, engagement or termination of the Additional Business Employees of the type for which the Conveyed Companies are responsible with respect to the Conveyed Company Employees, other than Liabilities under or relating to Seller Benefit Plans that are not expressly assumed by Purchaser or the Conveyed Companies under this Section 5.5.

(h)         COBRA.  Effective as of the Closing (or, in the case of an Offeree, the applicable Offeree Start Date), Purchaser shall be responsible for providing COBRA continuation coverage to the Transferred Employees (and their spouses and dependents).  Further, to the extent COBRA continuation coverage is required to be provided, Purchaser shall assume responsibility for any Transferred Employees (and their spouses and dependents) who become “M&A qualified beneficiaries” (within the meaning of Treas. Reg. Section 54.4980B-9, Q/A-4) as a result of the transactions contemplated by this Agreement.

(i)             Credited Service.  With respect to each Benefit Plan that is contributed to, sponsored, maintained or entered into by Purchaser or any of its Affiliates, Purchaser shall recognize or shall cause its Affiliates to recognize, for all Transferred Employees from and after the Closing Date (or, in the case of an Offeree, the applicable Offeree Start Date), credit for all service with Seller and its Affiliates (and their respective predecessors) prior to the Closing Date (or, in the case of an Offeree, the applicable Offeree Start Date) for eligibility and vesting purposes (other than vesting of future equity awards) and for purposes of determining future vacation accruals and severance amounts, in each case to the same extent such prior service was recognized for similar purposes under the Business Benefit Plans, except to the extent such recognition would result in duplication of benefits.

(j)            Savings Plans.  Each Transferred Employee who is a participant in the Retirement Savings and Investment Plan of Seller or any of its Affiliates (the “Seller Savings Plan”) shall cease to be an active participant in such plan effective as of the Closing Date.  Effective as of the Closing Date or as soon as reasonably practicable following the Closing Date, Purchaser shall have, or shall cause one of its Affiliates to have, in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser Savings Plan”) in which Transferred Employees who meet the eligibility criteria thereof shall be eligible to participate.  Effective as of the Closing Date, each Transferred Employee shall become fully vested in his or her account balance in the Seller Savings Plan.  Purchaser agrees to cause the Purchaser Savings Plan to accept rollovers by Transferred Employees from the Seller Savings Plan, including promissory notes evidencing all outstanding loans.

(k)         Retention Bonuses.  From and after the Closing Date, Purchaser shall cause the Conveyed Companies to pay all Retention Bonuses payable to the applicable Transferred Employees, including the payment of any withholding, payroll or other Taxes required in connection therewith, all in accordance with the Contracts covering the Retention Bonuses (copies of which have been provided to Purchaser) and applicable Laws.

(l)             Flexible Benefit and Health Reimbursement Accounts.  As soon as reasonably practicable following the later of the Closing Date or the last day of any applicable continued participation under the Transition Services Agreement (such date shall constitute the “Flex Transfer Effective Date”), the Transferred Employees’ health-care and dependent-care flexible spending accounts and health reimbursement accounts under Seller’s flexible spending account plan (“Seller Flex Plan”) shall be spun-off and transferred to a flexible spending account plan sponsored by Purchaser or its Affiliates (“Purchaser Flex Plan”).  The Purchaser Flex Plan shall be responsible after the Flex Transfer Effective Date for reimbursement of eligible health-care and dependent-care claims incurred in the plan year in which the Flex Transfer Effective Date occurs by Transferred Employees (and their spouses and dependents), to the extent not previously reimbursed by the Seller Flex Plan.  To the extent that the amount of the net aggregate flexible spending account balances for Transferred Employees as of the Closing Date is positive, such amount will increase the amount of Indebtedness under this Agreement.  To the extent that the amount of the net aggregate flexible spending account balances for Transferred Employees as of the Closing Date is negative, such amount will decrease the amount of Indebtedness under this Agreement.  In addition, (i) to the extent that Seller has received, prior to the Closing Date, requests under Seller’s health reimbursement account plan for reimbursement of eligible health-care expenses incurred by Transferred Employees or their covered spouses or dependents during the plan year in which the Closing Date occurs and such plan has not reimbursed Transferred Employees (or their covered spouses or dependents) prior to Closing Date, Indebtedness shall be increased by the amount of such requests), and (ii) to the extent that (A) the net aggregate amount of eligible health-care and dependent-care expenses incurred by Transferred Employees or their covered spouses or dependents reimbursed by Purchaser or its Affiliates in respect of the plan year in which the Closing Date occurs is less than (B) the amount of the net aggregate flexible spending account balances for the Transferred Employees that increases Indebtedness in accordance with this Section 5.5(l), a pro-rata portion of such shortfall will decrease the amount of Indebtedness under this Agreement (after having previously increased Indebtedness by the full amount of the net aggregate flexible spending account balances in accordance with this Section 5.5(l)) or, if such shortfall is not determinable prior to the determination of the Final Purchase Price in accordance with Section 2.4, Purchaser shall reimburse a pro-rata portion of such shortfall to Seller promptly following the determination of such shortfall, in each case with such pro-rata portion determined by multiplying such shortfall by a fraction, the numerator of which is the number of days prior to the Closing Date in the year in which the Closing Date occurs and the denominator of which is 365.

Section 5.6                                    Wage Reporting.  Purchaser and Seller shall utilize, or cause their Affiliates to utilize, the standard procedure set forth in Section 4 of Rev. Proc. 2004-53 with respect to United States wage reporting for the full calendar year in which the Closing occurs, pursuant to which Purchaser and Seller shall each perform all wage reporting duties for the wages that it pays to the Transferred Employees.  Seller shall prepare and furnish Forms W-2 for the Additional Business Employees for wages paid by Seller and Purchaser shall prepare and furnish Forms W-2 for the Additional Business Employees for wages paid by Purchaser.  Seller shall retain all Transferred Employees’ Forms W-4 and W-5.  Purchaser shall obtain new Forms W-4 and W-5 from the Transferred Employees.

Section 5.7                                    Non-US Employees.  Except as provided under the Transition Services Agreement, for any Transferred Employees who are principally based outside of the United States, the provisions of Sections 5.5, 5.6 and 5.7 shall apply to such employees mutatis mutandis to the maximum extent permitted by applicable Law.

Section 5.8                                    Employee and Benefit Covenants.  Nothing contained in Sections 5.5, 5.6 and 5.7, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, (ii) shall alter or limit Purchaser’s, the Conveyed Companies’ or any of their Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, (iii) shall confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iv) shall confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement.

Section 5.9                                    Seller Retained Marks.

(a)         As promptly as practicable (and, in any event, no later than two (2) months) following the Closing, Purchaser shall cause the Business and each Conveyed Company to change their names to names that do not include any of the Seller Retained Marks or any derivatives or variations thereof or anything confusingly similar thereto and Purchaser, each Conveyed Company each Affiliate thereof, and their respective directors, officers, successors, assigns, agents or representatives shall not register or attempt to register, and shall not directly or indirectly use, in any fashion, including in signage, corporate letterhead, business cards, internet websites, marketing material, packaging and the like, or in connection with any products or services anywhere in the world in any medium, any Seller Retained Marks or any derivatives or variations thereof or anything confusingly similar thereto, nor shall any of them challenge or assist any third party in opposing the rights of Seller or any Affiliate of Seller anywhere in the world in any such Intellectual Property.  Purchaser acknowledges and agrees that no right or grant is provided for herein for Purchaser, any Conveyed Company or any of their Affiliates to (a) use the Seller Retained Marks alone or in combination with any other mark, name or term or (b) grant sublicenses to the Seller Retained Marks for any purpose whatsoever.

(b)         Subject to the restrictions set forth herein, Seller hereby grants to Purchaser effective as of the Closing Date a limited, personal, irrevocable, nonexclusive, non-transferable, non-sublicensable, royalty-free, fully paid up license, for a period commencing on the Closing Date and ending, in the case of the following clause (i), on the date that is six (6) months immediately after the Closing Date, and, in the case of the following clause (ii), until the date that is eighteen (18) months immediately after the Closing Date, solely to (i) use tools, dies and molds acquired by Purchaser hereunder which carry one or more of the Seller Retained Marks to be cast, struck or molded into inventory of the Business, and (ii) use the Seller Retained Marks to the extent necessary to exhaust any inventory of the Business existing as of the Closing Date.  Purchaser shall in any event phase out such use of such tools, dies and molds as soon as is reasonably practicable after the Closing Date and, in particular, shall if practicable remove the cast for such marks from each such tool, die or mold on the first occasion after the Closing Date when such tool, die or mold is refurbished (but in any event by the date that is six (6) months immediately after the Closing Date).  In no event shall Purchaser be permitted to use the Seller Retained Marks (x) to exhaust any inventory of the Business after the date that is eighteen (18) months immediately after the Closing Date or (y) on any of the Ships (or contained within the names of legal entities that own such Ships) owned by the Conveyed Companies after the date that is twelve (12) months after the Closing Date.  Notwithstanding anything to the contrary in this Section 5.9(b) or otherwise, but subject to the second and third sentence of this Section 5.9(b), nothing in this Section 5.9(b) shall require Purchaser or any Conveyed Company to remove the Seller Retained Marks from any equipment or machinery used in the Business, including any undersea equipment or telecommunications systems installed prior to the Closing or during the term of the license provided under this Section 5.9(b).

(c)          All goodwill associated with the use of Seller Retained Marks as permitted hereunder shall inure to the sole and exclusive benefit of Seller.  Purchaser shall ensure that promptly following the Closing Date (and in any event by the date that is thirty (30) days after the Closing Date) any hypertext links to Internet websites operated by Seller or its Affiliates and any other use of Seller Retained Marks are removed from any Internet web sites operated by any Conveyed Company.  Notwithstanding anything to the contrary set forth in this Section 5.9 or otherwise, Seller hereby acknowledges and agrees that Purchaser and any of its Affiliates shall have the right to use the Seller Retained Marks for factual historical purposes or where such use constitutes fair use.

Section 5.10                             Purchased Marks.  Purchaser hereby grants to Seller and its Affiliates a limited, irrevocable, worldwide, non-exclusive, non-transferable non-sublicenseable, royalty-free and fully paid up license under the Trademarks, common law trademarks and Ship names owned by any Conveyed Company (the “Purchased Marks”) to use such Purchased Marks for a period commencing on the Closing Date and ending on the date that is six (6) months immediately after the Closing Date, solely in any marketing materials (including on any websites) that exist on the date of the Closing (it being understood that the foregoing shall not be construed as permitting Seller or any of its Affiliates to market or sell any products or services under the Purchased Marks).  Seller retains the right to use the Purchased Marks for factual historical purposes or where such use constitutes fair use.

Section 5.11                             Post-Closing Information.

(a)         For a period of seven (7) years following the Closing, upon written request delivered to Purchaser, Purchaser shall, and Purchaser shall cause the Conveyed Companies and the Affiliates of Purchaser with respect to the Business to, afford to Seller and its Representatives reasonable access during regular normal business hours and upon reasonable notice to the properties, books and records and employees of Purchaser and the Conveyed Companies with respect to the Business to the extent necessary to prepare or defend any judicial or administrative proceeding related to the Business, or to enable Seller and its Representatives to satisfy Seller’s and its Affiliates’ financial reporting and Tax planning and preparation obligations or to assist Seller and its Affiliates in pursuing any Contest; provided, that with respect to any information sought by Seller or its Representatives with respect to any direct indemnification claim between any Purchaser Indemnified Party and Seller under Article VII or Article VIII, the applicable rules of discovery shall apply in lieu of this Section 5.11(a).

(b)         Following the Closing, Seller and its Representatives (including its outside accountants) shall have reasonable access, during normal business hours and upon reasonable notice, to the records of the Business and to appropriate personnel of Purchaser, the Conveyed Companies and the Affiliates of Purchaser and to any other information or personnel that Seller reasonably requests, in each case to the extent reasonably necessary for Seller to complete the audit of its accounts; provided, that with respect to any information sought by Seller or its Representatives with respect to any direct indemnification claim between any Purchaser Indemnified Party and Seller under Article VII or Article VIII, the applicable rules of discovery shall apply in lieu of this Section 5.11(b).

Section 5.12                             Indemnification of Officers and Directors.  The certificate of incorporation, bylaws or other comparable organizational documents of each of the Conveyed Companies shall contain provisions no less favorable with respect to indemnification than are set forth in such documents immediately prior to the Closing, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Closing were present or former managers, members, directors, officers, employees or agents of the Conveyed Companies (each, together with such person’s heirs, executors or administrators, a “Conveyed Company Covered Person”) relating to service prior to the Closing.  Prior to the Closing, Seller shall obtain, at its sole cost and expense, a six-(6) year directors’ and officers’ liability extended reporting period insurance policy covering the Conveyed Company Covered Persons with respect to matters occurring prior to the Closing (the “D&O Tail”).  The rights of each Conveyed Company Covered Person hereunder shall be in addition to, and not in limitation of, any other rights such Conveyed Company Covered Person may have under the certificate of incorporation, bylaws or other comparable organizational documents of each of the Conveyed Companies, any other indemnification arrangement, applicable Laws or otherwise.  The provisions of this Section 5.12 shall survive the consummation of the transactions contemplated hereby and are expressly intended to benefit each Conveyed Company Covered Person.

Section 5.13                             Non-Compete.

(a)         Seller agrees that for a period of five (5) years after the Closing Date (the “Non-Competition Period”), Seller shall not and shall cause its Affiliates not to, engage in any manner (whether on its own account, or as an owner, operator, manager, consultant, investor, provider of financing, agent or otherwise), in a Competing Business anywhere in the world.

(b)         Notwithstanding anything to the contrary in the foregoing, nothing in this Section 5.13 shall prevent Seller or any of its Affiliates during the Non-Competition Period from:

(i)                                     collectively owning up to five percent (5%) of the outstanding shares of any class of capital stock of any publicly traded Person that engages in a Competing Business;

(ii)                                  acquiring an interest (whether by merger, stock purchase, asset purchase, other business combination or otherwise) in any Person or business, except for any of the

Persons set forth on Schedule 5.13 of the Seller Disclosure Letter (a “Restricted Party”) or any Person that controls, directly or indirectly, any Restricted Party;

(iii)                               conducting any of the businesses (other than the Business) of Seller or its Affiliates, including (A) designing, manufacturing, selling, marketing and distributing products, including components and cables, to competitors of the Business and (B) the Rochester Cable Business;

(iv)                              owning any securities through a Benefit Plan operating in the ordinary course of business; or

(v)                                 performing obligations required under this Agreement or any of the Ancillary Agreements;

provided, further, that nothing in this Section 5.13 shall be applicable (x) to any Person or any of its Affiliates (other than Seller and its Affiliates) that acquires an interest in Seller or any of its Affiliates after the date of this Agreement or (y) to any Person as of and following such time that such Person ceases to be an Affiliate of Seller.

Section 5.14                             No Hire and Non-Solicitation of Employees.

(a)         Neither Seller nor any of its Affiliates will at any time prior to two (2) years from the Closing Date, directly or indirectly, (i) solicit or attempt to solicit the employment or services (whether as an employee, consultant, independent contractor or otherwise) of or induce, influence or encourage, or attempt to induce, influence or encourage any of the Conveyed Company Employees specified on Schedule 5.14(a) of the Seller Disclosure Letter to leave or reduce their employment or engagement with Purchaser without Purchaser’s prior written consent or (ii) hire in any capacity or engage (whether as an employee, consultant, independent contractor or otherwise) any of the Conveyed Company Employees specified on Schedule 5.14(a) of the Seller Disclosure Letter, who is not terminated by Purchaser or any of its Affiliates subsequent to the Closing and at least six (6) months prior to such hiring, without Purchaser’s prior written consent.  For purposes of this Section 5.14, the terms “solicit the employment or services” shall not be deemed to include generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or otherwise; provided that such searches are not focused or targeted on Persons specified on Schedule 5.14(a) or Schedule 5.14(b) of the Seller Disclosure Letter.

(b)         Neither Purchaser nor any of its Affiliates will at any time prior to two (2) years from the Closing Date, directly or indirectly, (i) solicit or attempt to solicit the employment or services (whether as an employee, consultant, independent contractor or otherwise) of or induce, influence or encourage, or attempt to induce, influence or encourage, any of the employees of Seller and its Affiliates specified on Schedule 5.14(b) of the Seller Disclosure Letter to leave or reduce their employment or engagement with Seller or any of its Affiliates without Seller’s prior written consent or (ii) hire in any capacity or engage (whether as an employee, consultant, independent contractor or otherwise) any of the employees of Seller and its Affiliates specified on Schedule 5.14(b) of the Seller Disclosure Letter, who is not terminated by Seller or any of its

Affiliates subsequent to the Closing and at least six (6) months prior to such hiring, without Seller’s prior written consent.

Section 5.15                             Confidentiality.

(a)         Each party agrees to continue to abide by the Confidentiality Agreement, the terms of which are incorporated by reference in this Agreement and which terms will survive until the Closing, at which time the Confidentiality Agreement will terminate; provided, however, that if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect.  Except as contemplated by Section 10.7, the existence of this Agreement and the terms hereof and thereof (including the Exhibits and Schedules appended hereto and thereto and the Seller Disclosure Letter) will be deemed “Evaluation Material”, as defined in, and pursuant to the terms of, the Confidentiality Agreement.  Notwithstanding the foregoing, Purchaser will be permitted to disclose information subject to the Confidentiality Agreement to any Debt Financing Sources or prospective financing sources that are or may become Debt Financing Related Parties and/or rating agencies (and, in each case, to their respective counsel and auditors) so long as such disclosure is required in connection with the Debt Financing and each such Person acknowledges the confidential nature of such information and agrees to keep such information confidential in the manner contemplated by the Debt Financing Commitments.

(b)         Seller hereby acknowledges that the success of the conveyed Companies after the Closing depends upon the continued preservation of the confidentiality of certain information about the Conveyed Companies possessed by Seller and its Affiliates, that the preservation of the confidentiality of such information by Seller and its Affiliates is an essential premise of the bargain between Seller and Purchaser, and that Purchaser would be unwilling to enter into this Agreement in the absence of this Section 5.15(b).  Accordingly, during the five (5)-year period following the Closing, Seller will, and will cause its Affiliates and Representatives to, hold in confidence, not disclose, and not use in any manner so as to cause any violation of any covenant of Seller under this Agreement any confidential, proprietary or non-public information involving or relating to any Conveyed Company (the “Conveyed Company Confidential Information”); provided, that the Conveyed Company Confidential Information will not include any information which (i) is generally available to, or known by, the public (other than as a result of disclosure in violation hereof, (ii) becomes available to Seller or its Affiliates or Representatives after the Closing Date from a source other than Purchaser or the Conveyed Companies, provided that such source is not known to be (after reasonable investigation) bound by a confidentiality agreement with, or other contractual, fiduciary or other legal obligation of confidentiality to Purchaser or any of the Conveyed Companies, (iii) is independently acquired or developed by Seller or its Affiliates after the Closing without reliance to, reliance upon, or incorporation of any Conveyed Company Confidential Information, as evidenced by Seller’s or its applicable Affiliate’s internal records and in all cases without violation hereof).  In the event that Seller or any of its Affiliates or Representatives becomes legally compelled to disclose any Conveyed Company Confidential Information (whether by oral questions, interrogatories, requests for information or documents, subpoena or similar process or otherwise), Seller will provide Purchaser with prompt notice, to the extent legally permitted and practicable, so that Purchaser or the applicable Conveyed Company may seek a protective order or other appropriate relief and/or waive the right to demand compliance with the provisions of this Section 5.15(b).  Seller agrees to reasonably cooperate with

Purchaser or such applicable Conveyed Company in its efforts to seek such protective order or other appropriate relief.  In the event that such protective order is not obtained, or if Purchaser waives compliance with the provisions hereof, (A) Seller or its applicable Affiliate or Representative, as the case may be, may disclose to any tribunal or other Person only that portion of the Conveyed Company Confidential Information that it is advised by legal counsel is legally required to be disclosed and shall use good faith efforts to obtain assurance that confidential treatment will be accorded such Conveyed Company Confidential Information and (B) Seller shall not be liable for such disclosure unless such disclosure to such tribunal or other Person was caused by, or resulted from, a previous disclosure by Seller or any of its Affiliates or Representatives not permitted by this Section 5.15(b).  Further, the Conveyed Company Confidential Information may be disclosed without notice in connection with any regulatory or self-regulatory request or inspection not targeted to Purchaser or any of the Conveyed Companies.

Section 5.16                             Financing.

(a)         Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange and obtain the Purchaser Financing as promptly as practicable and, in any event, not later than the Closing Date, on the terms and conditions described in the Financing Commitments, including using its reasonable best efforts to (A) maintain in effect the Financing Commitments, (B) satisfy on a timely basis all conditions in the Financing Commitments and the Definitive Financing Agreements applicable to Purchaser obtaining the Debt Financing and applicable to Purchaser obtaining the Equity Financing, (C) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions described in or contemplated by the Debt Financing Commitments (including any “flex” provisions contained therein) and definitive agreements with respect to the Equity Financing on terms and conditions described in or contemplated by the Equity Financing Commitments (all such definitive agreements, collectively, the “Definitive Financing Agreements”) and (D) cause the Debt Financing Sources and the sources of the Equity Financing to fund, or provide, as applicable, the Purchaser Financing at or prior to the Closing.  Notwithstanding the immediately foregoing sentence, Purchaser shall obtain the Equity Financing contemplated by the Equity Financing Commitments upon satisfaction or waiver of the conditions to the Closing in Article VI (other than those conditions that by their nature will not be satisfied until the Closing).  Purchaser shall not agree to or permit any termination, amendment, supplement or other modification of, or waive any of its rights under, any provision of the Financing Commitments or Definitive Financing Agreements in a manner that (w) would result in terms less favorable to Purchaser in the aggregate as those contained in the Debt Financing Commitments, (x) would add any conditions precedent or other contingencies related to the funding of such Debt Financing that are not contained in the Debt Financing Commitments in effect on the date hereof, (y) would reasonably be expected to prevent, materially impair or materially delay the consummation of such Debt Financing or the transactions contemplated by this Agreement or by the Ancillary Agreements or (z) would add any contractual limitation that would adversely impact the ability of the Purchaser to enter into or perform its obligations under the Credit Support Agreement, in each case, without Seller’s prior written consent; provided that, it is understood and agreed that the Financing Commitments and/or the Definitive Financing Agreements may be amended, supplemented or otherwise modified (i) to correct immaterial typographical errors, (ii) to add agents or arrangers of the Debt Financing who had not executed the Debt Financing Commitments as of the date hereof or (iii) to assign or reassign titles or roles to, or between or among, any Debt Financing Sources party to the Debt Financing Commitments.  Upon any amendment, supplement, modification or waiver of the Financing Commitments or the Definitive Financing Agreements in accordance with this Section 5.16(a), (x) the terms “Financing Commitments”, “Debt Financing Commitments”, “Equity Financing Commitments” and “Definitive Financing Agreements” as used in this Agreement (including as used in any definition incorporating such terms) shall mean such documents as so amended, supplemented, modified or waived and (y) the terms “Purchaser Financing”, “Debt Financing” and “Equity Financing” as used in this Agreement (including as used in any definition incorporating such terms) shall mean the financing contemplated by the Debt Financing Commitments and the Equity Financing Commitments, as applicable, as so amended, supplemented, modified or waived.

(b)         In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions described in or contemplated by the Debt Financing Commitments (including any “flex” provisions contained therein) for any reason, (i) Purchaser shall promptly notify Seller in writing and (ii) Purchaser shall use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event but no later than the Closing Date, alternative debt financing from the same or alternative sources of debt financing (the “Alternative Debt Financing”) in an amount no less than that of the Debt Financing, on conditions that (A) are not less favorable to Purchaser in the aggregate as those contained in the Debt Financing Commitments, (B) shall not include any conditions precedent or other contingencies related to the funding of such Alternative Debt Financing that are not contained in the Debt Financing Commitments in effect on the date hereof, (C) would not reasonably be expected to prevent, materially impair or materially delay the consummation of such Alternative Debt Financing or the transactions contemplated by this Agreement or by the Ancillary Agreements and (D) would add any contractual limitation that would adversely impact in any material respect the ability of the Purchaser to enter into or perform its obligations under the Credit Support Agreement, in each case, without Seller’s prior written consent; it being agreed that there shall be no obligation on Purchaser to pay any additional fees and/or obtain Alternative Debt Financing on materially worse terms than is contemplated by the Debt Financing as of the date hereof.  The obligations under this Section 5.16 shall apply equally to any such Alternative Debt Financing (including any new financing commitment and any New Debt Financing Commitments (as defined below)).  The new debt commitment letters and all related fee letters associated therewith, including all exhibits, schedules, annexes and amendments thereto entered into in connection with any Alternative Debt Financing are referred to as the “New Debt Financing Commitments”.  Purchaser shall provide Seller with (x) true, accurate and complete copies of the New Debt Financing Commitments for any Alternative Debt Financing for its review prior to the execution thereof and (y) fully executed copies thereof as promptly as practicable following the execution thereof.  In the event Purchaser enters into any such New Debt Financing Commitments, (I) any reference in this Agreement to the “Debt Financing” (including in any definition incorporating the term “Debt Financing”) shall mean and include the Alternative Debt Financing and the debt financing contemplated by the “Debt Financing Commitments” as such term is modified pursuant to the immediately succeeding clause (II), and (II) any reference in this Agreement to the “Debt Financing Commitments” (including in any definition incorporating the term “Debt Financing Commitments”) shall be deemed to mean and include the Debt Financing Commitments to the extent not superseded by New Debt Financing Commitments at the time in question and any New Debt Financing Commitments to the extent then in effect.

(c)          Upon the reasonable written request of Seller (including via email), Purchaser shall keep Seller informed in reasonable detail of the status of its efforts to arrange the Purchaser Financing and provide to Seller fully executed copies of the Definitive Financing Agreements as promptly as practicable following the execution thereof.  Without limiting the generality of the foregoing, Purchaser shall give Seller prompt written notice (A) of any breach, default, repudiation, cancellation or termination of the Financing Commitments or the Definitive Financing Agreements by any party thereto of which Purchaser becomes aware, (B) of the receipt by Purchaser or its Affiliates of any notice or other communication from the Debt Financing Sources or the sources of the Equity Financing with respect to (x) any breach, default, repudiation, cancellation or termination of the Financing Commitments or the Definitive Financing Agreements by any party thereto or (y) any material dispute or disagreement between or among the parties to the Financing Commitments or the Definitive Financing Agreements that the Purchaser determines would reasonably be expected to affect the timely availability of, or the amount of the Purchaser Financing at Closing, and (C) if for any reason Purchaser or Purchaser Guarantor believes in good faith that it will not be able to obtain all or any portion of the Purchaser Financing on the terms, in the manner or from the sources contemplated by the Financing Commitments or the Definitive Financing Agreements.  As soon as reasonably practicable, Purchaser shall provide to Seller any additional information reasonably requested by Seller relating to any circumstance referred to in any of clause (A), (B) or (C) of the immediately preceding sentence.

(d)         From the date hereof to the Closing, Seller shall, at Purchaser’s sole expense, use its reasonable best efforts to cooperate with, and cause the Conveyed Companies and their respective management and employees to use their reasonable best efforts to cooperate with, to the extent permitted by applicable Law and to the extent reasonably requested by Purchaser and customary for financings of the type similar to the Debt Financing, Purchaser’s efforts to arrange and obtain the Debt Financing, including using its reasonable best efforts in (i) having management, with an appropriate level of seniority and expertise, participate at reasonable times (on reasonable advance notice) in a reasonable number of meetings, drafting sessions, presentations and rating agency and due diligence sessions that are customary for financings of the type similar to the Debt Financing, (ii) as promptly as reasonably practicable, furnishing Purchaser and the Debt Financing Sources with the Financing Information and, to the extent reasonably requested in writing by Purchaser and to the extent readily available, other historical financial and other pertinent information with respect to the business, operations and financial conditions of the Business and the Conveyed Companies necessary to consummate the Debt Financing (provided, in any event, that Purchaser shall be solely responsible for the preparation, contents and determination of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information), (iii) assisting Purchaser and the Debt Financing Sources in the preparation of bank information memoranda, lender presentations and other marketing documents and materials for any portion of the Debt Financing and executing customary authorization letters with respect to the foregoing for information related to the Business and the Conveyed Companies to the extent necessary to consummate the Debt Financing (provided, in each case of this clause (iii), that Purchaser shall be solely responsible for the preparation, contents and determination of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information), (iv) cooperating with the marketing efforts of Purchaser and the Debt Financing Sources for any portion of the Debt Financing, (v) executing and delivering definitive financing documents, including credit agreements, guarantee and collateral documents and customary closing certificates and solvency certificates as may be required in connection with the Debt Financing and other customary documents, in each case, as may be reasonably requested by Purchaser or the Debt Financing Sources and necessary to consummate the Debt Financing and that are not effective until as of, or after, the Closing ((it being understood and agreed that any such execution and delivery will only be required of the officers and directors of the Conveyed Companies who retain their respective positions as of, and after, the Closing), (vi) to the extent timely requested and necessary to consummate the Debt Financing, facilitating, effective as of the Closing Date, the granting of a security interest (and perfection thereof) in collateral and the release of any applicable liens, including setting up deposit or securities account and entering into related control agreements, (vii) if reasonably requested in writing by Purchaser at least ten (10) Business Days prior to Closing, providing Purchaser at least five (5) Business Days prior to Closing all documentation and other information with respect to the Conveyed Companies and their respective Affiliates that the Debt Financing Sources have determined is required by regulatory authorities in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and (viii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Purchaser and necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available on the Closing Date (it being understood and agreed that any such action will only be required of the directors of the Conveyed Companies who retain their respective positions as directors as of, and after, the Closing to the extent the relevant corporate action is valid solely with such directors); provided that (A) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of Seller or the Conveyed Companies or any of their Affiliates (it being agreed that the incurrence of the Debt Financing substantially concurrently with the Closing in accordance with the Debt Financing Commitments as in effect as of the date hereof, or as amended, modified or supplemented in accordance with the terms herewith, shall be deemed to not so interfere) and (B) Purchaser shall be solely responsible for the preparation of pro forma financial statements after receiving the relevant inputs thereto; and provided, further, that neither Seller, the Conveyed Companies nor any of their Affiliates shall (1) be required to pay any commitment or other similar fee (other than for reasonable and documented out-of-pocket costs and expenses that are reimbursed by Purchaser as provided below in this Section 5.16(d)), (2) have or incur any actual or potential Liability or obligation (including any obligation to provide any indemnity) under any binding agreement or commitment or otherwise, unless and until, in the case of the Conveyed Companies only, substantially concurrently with the Closing (other than Liability with respect to the customary authorization letters specified in clause (iii)(y) above), or (3) be required to take any action that may (x) conflict with or violate the organizational documents of the Conveyed Companies, Seller or any of their Affiliates or any Laws, (y) result in any officer, director or employee of the Conveyed Companies, Seller or any of their Affiliates incurring any personal Liability or (z) result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, any material Contract to which the Conveyed Companies, Seller or any of their Affiliates is a party (in each case, to the extent such Contract is not entered into contemplation of the qualification set forth in this clause (z)).  For the avoidance of doubt, (I) neither Seller nor its Affiliates or their respective officers, directors or employees (other than such officers, directors or employees that will be retaining their respective positions as of, and after, the Closing) shall be required to execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than the customary authorization letters specified in clause (iii)(y) above), (II) no directors, officers or employees of Seller or any of its Affiliates (in each case, other than those of any Conveyed Company that will be retaining their respective positions at such Conveyed Company as of, and after, the Closing) shall be required to approve, adopt, execute or enter into or perform any agreement with respect to the Debt Financing and (III) nothing in this Section 5.16(d) shall require Seller or the Conveyed Companies to prepare any financial statements other than the Financing Information (it being understood that Purchaser shall be solely responsible for the preparation, contents and determination of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information).  Whether or not the Closing occurs, Purchaser shall, promptly upon the written request by Seller, reimburse the Conveyed Companies, Seller and their Affiliates for all reasonable and documented out-of-pocket costs (including fees of outside counsel and external accountants, but in the case of fees of outside counsel, limited to the fees and expenses of one firm of primary counsel in each relevant jurisdiction) incurred by any such Person in connection with the aforementioned cooperation.  Purchaser shall indemnify and hold harmless Seller, the Conveyed Companies, their Affiliates and their respective directors, officers, employees, agents, legal counsel and other representatives from and against any and all Losses and Liabilities suffered or incurred by them in connection with (i) any action taken by them in accordance with this Section 5.16, (ii) the arrangement of the Purchaser Financing and (iii) any information utilized in connection with the Purchaser Financing (but in any case, excluding any Losses or Liabilities resulting from any Financing Information provided by Seller or the Conveyed Companies in connection with the Purchaser Financing).  Seller hereby consents to the reasonable use of the Conveyed Companies’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller or the Conveyed Companies or the reputation or goodwill of Seller or the Conveyed Companies.

(e)          Purchaser acknowledges and agrees that obtaining the Purchaser Financing is not a condition to any of Purchaser’s obligations under this Agreement.

Section 5.17                             Restructuring.  Prior to the Closing, Seller shall use its reasonable best efforts to take all actions necessary, proper or advisable to cause the Restructuring to be consummated.

Section 5.18                             Cooperation with Litigation.  From and after the Closing Date, each of Seller and Purchaser will, and will cause its Affiliates and their respective employees to, use reasonable best efforts to cooperate with the other Party, its Affiliates and their respective Representatives (at such other Party’s sole cost and expense) with respect to any third-party claims or third-party lawsuits relating to the Business which cooperation, in each case, will include furnishing or causing to be furnished by Purchaser or Seller, as applicable (and its Affiliates and their respective employees) records, information and deposition and trial testimony, and attendance at trial, as reasonably requested by Seller or Purchaser, as applicable, its Affiliates or their respective Representatives.  Notwithstanding the foregoing, with regard to the pending Actions with respect to the Boca Raton Litigation, Purchaser agrees that (a) MaryAnn Brereton and Chris Carobene will continue to participate in and manage such Actions following the Closing, all in a manner consistent with the levels of such participation and management prior to the Closing, at no cost to Seller (provided, that to the extent that Purchaser or any of its Affiliates

(including, following the Closing, any Conveyed Company) reimburses MaryAnn Brereton or Chris Carobene for any reasonable, documented, out-of-pocket expenses (including travel, hotel, meals and other disbursements) incurred by MaryAnn Brereton and Chris Carobene in carrying out their obligations in respect of the Boca Raton Litigation, then Seller shall in turn reimburse Purchaser or such Affiliate for such amounts promptly following receipt of reasonable documentation supporting such amounts), (b) following the Closing, Purchaser will, and will cause the Conveyed Companies to, continue to preserve all documents and information pertaining to the resolution of such pending Actions, and (c) Purchaser will waive any conflict that may arise as a result of the law firm or firms, or their respective successors, representing the Conveyed Companies and the other defendants in connection with such Actions, including any appeals, for the limited purpose of permitting such law firm or firms to represent the Conveyed Companies and the other defendants in connection with such Actions, including the execution at the Closing of a joint representation letter between litigation counsel, Seller, the applicable Conveyed Companies and the other defendants containing the requisite conflict waiver.

Section 5.19                             Non-Project Guarantees.

(a)         From and after the date hereof through the date that is six (6) months after the Closing, Purchaser shall use commercially reasonable efforts to (i) arrange for substitute guarantees, letters of credit, bonds or similar arrangements to replace (A) any of the guarantees, letters of credit, bonds or similar arrangements listed on Schedule 5.19(a) of the Seller Disclosure Letter and any other guarantees, letters of credit, bonds or similar arrangements entered into by Seller or any of its Affiliates (other than any Conveyed Company) in the ordinary course of business consistent with past practice to secure obligations of the Business with respect to Taxing Authorities or permitting requirements with respect to which Seller notifies Purchaser of the existence thereof on or after the date hereof but prior to the Closing Date (the “Disclosed Non-Project Guarantees”) and (B) any other guarantees, letters of credit, bonds or similar arrangements of Seller or any of its Affiliates (other than any Conveyed Company) existing prior to the Closing that were entered into in the ordinary course of business consistent with past practice to secure obligations of the Business with respect to Taxing Authorities or permitting requirements that are not disclosed to Purchaser prior to the Closing (the “Undisclosed Non-Project Guarantees”), and (ii) obtain from the counterparties or other beneficiaries thereof a full release (in a form reasonably satisfactory to Seller) of Seller or any of its Affiliates (other than any Conveyed Company) thereunder; provided, that for purposes hereof, commercially reasonable efforts shall not obligate Purchaser to (x) agree in any substitute guarantee, letter of credit, bond or similar arrangement to any terms or conditions that are any more onerous, including in amount, than those contained in the corresponding Undisclosed Non-Project Guarantee as of the date hereof, or (y) enter into any Contract, amend or terminate any Contract, make any payment, grant any concession or provide or post any cash collateral for the purpose of effectuating any such replacement or release.  Unless and until any counterparty or beneficiary under any Undisclosed Non-Project Guarantee accepts any such substitute Purchaser guarantee, then effective from and after the Closing Date, Purchaser shall indemnify, defend and hold harmless the Seller and its Affiliates for all amounts paid by such Persons under and pursuant to the terms of such Undisclosed Non-Project Guarantee.

(b)         Unless and until any Undisclosed Non-Project Guarantee is replaced with a substitute guarantee in accordance with Section 5.19(a), Seller shall not, and shall cause its Affiliates to not, take any action to amend or modify in any material respect, or rescind, withdraw or terminate, such Undisclosed Non-Project Guarantee, as applicable, other than upon expiration in accordance with its terms.

Section 5.20                             FIRPTA Certification.  Prior to the Closing on the Closing Date, Seller shall deliver to Purchaser a duly completed and executed affidavit dated as of the Closing Date, pursuant to Treas. Reg. Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that none of the Conveyed Companies is a United States real property holding corporation in form and substance satisfactory to Purchaser and a draft of the intended correspondence required to be sent to the IRS with respect to such certification.

Section 5.21                             Exclusivity.  Until the Closing occurs or this Agreement is terminated in accordance with its terms, Seller will not (and Seller will cause its Affiliates and Representatives and each Conveyed Company and its directors, officers, employees and Representatives to not) solicit, initiate, engage in or continue any contact concerning any proposal or offer, or any contact that would reasonably be expected to result in a proposal or offer, from any Person (other than (i) Purchaser or a Person designated by Purchaser or (ii) Seller or any of its Affiliates (including the Conveyed Companies) in accordance with the Restructuring) relating to any of the following involving such Conveyed Company: (a) a liquidation, dissolution or recapitalization, (b) a merger or consolidation, (c) an acquisition or purchase of any of the material assets (or any material portion of its assets) of, or any equity interest in, such Company, or (d) any similar transaction or business combination (each, an “Acquisition Proposal”).  In the event Seller or any Conveyed Company receives any unsolicited Acquisition Proposal, Seller shall promptly, an in any event within forty-eight (48) hours, provide written notice of such Acquisition Proposal to Purchaser, which notice shall set forth the material terms of such Acquisition Proposal.

Section 5.22                             Shared Contracts.  Promptly following the date hereof and prior to the Closing, with respect to any Contract with any third party to which Seller or any of its Affiliates (other than a Conveyed Company) is a party and which is material and necessary to the Business and benefits both the Business, on the one hand, and the business of Seller and its Affiliates (other than the Conveyed Companies), on the other hand, including the Contracts set forth on Schedule 5.22 of the Seller Disclosure Letter (each, a “Shared Contract”), Seller shall use, and cause its Affiliates to use, reasonable best efforts to (a) cause the counterparties to any such Shared Contracts to enter into new contracts with Purchaser or one of the Conveyed Companies, on terms substantially similar to those contained in such Shared Contracts including with respect to pricing, in order for Purchaser or the applicable Conveyed Company to receive the applicable benefits, and be responsible for any related economic burden to the extent relating to the Business under such Shared Contracts (each such new contract, a “New Contract”), or (b) if practicable, assign to Purchaser or one of the Conveyed Companies the benefits and obligations under the portion of such Shared Contract relating to the Business, and Purchaser shall (in the case of each of clauses (a) and (b)) reasonably cooperate with such efforts; provided, that, notwithstanding anything to the contrary contained in this Section 5.22, except as otherwise set forth in the last sentence of this Section 5.22 or as mutually agreed in writing between the Parties, Seller shall not enter into any Contract, amend or terminate any Contract, make any payment, incur any material liability or obligation or grant any concession (or permit any Conveyed Company to make take any of the foregoing actions), in each case for the purpose of entering into any New Contract or assigning any such Shared Contract.  If the parties are not able to obtain a New Contract with a counterparty to any such Shared Contract or to assign the applicable portion of such Shared Contract to

Purchaser or one of the Conveyed Companies at or prior to the Closing, then for a period of six (6) months after the Closing Date: (i) Seller, Purchaser and their respective Subsidiaries shall use their reasonable best efforts to cause the counterparty to such Shared Contract to enter into a New Contract or to assign the benefits and obligations under the applicable portion of such Shared Contract to Purchaser or one of the Conveyed Companies, and (ii) until such time as a New Contract is executed or the applicable portion of such Shared Contract is assigned to Purchaser or one of the Conveyed Companies, Purchaser and Seller shall use and cause their respective Subsidiaries to use reasonable best efforts to secure an alternative arrangement reasonably satisfactory to both parties under which the Purchaser or one or more of the Conveyed Companies would, in compliance with applicable Law, obtain the benefits, and assume any related economic burden, associated with the applicable portion of such Shared Contract.  The obligations of Seller pursuant to this Section 5.22 shall not extend beyond the remaining term of the applicable Shared Contract as of the Closing Date.  In furtherance of the foregoing, if Seller or any of its Affiliates (other than the Conveyed Companies), on the one hand, or Purchaser or any of its Affiliates (including the Conveyed Companies), on the other hand, receives any benefit or payment which under any Shared Contract was intended for the other, Seller and Purchaser shall, and shall cause their respective Affiliates to, deliver such benefit or payment to the other party.  For all purposes of this Section 5.22, (x) with respect to any Shared Contract disclosed to Purchaser as of the date hereof, Seller shall not be required under any circumstances to make any payment, incur any liability or obligation or grant any concession for purposes of obtaining a New Contract with the counterparty to, assigning the applicable portion of, or entering into any alternative arrangement with respect to, such Shared Contract and (y) with respect to any other Shared Contract, (1) Seller shall be solely responsible for any amounts required to be paid under the express terms of (or determinable pursuant to the express terms of) the applicable Shared Contract to obtain a New Contract with the counterparty, assign the applicable portion of, or enter into any alternative arrangement with respect to, such Shared Contract, (2) each of Seller and Purchaser shall be responsible for one half of any other amounts required to be paid in order to obtain a New Contract with the counterparty to, assign the applicable portion of, or enter into any alternative arrangement with respect to, any Shared Contract.

Section 5.23                             Resignations.  On or prior to the Closing Date, except as may be otherwise requested by Purchaser in writing, Seller shall cause each director of the Conveyed Companies (other than the directors listed on Schedule 5.23 of the Seller Disclosure Letter) to tender his or her resignation from such position effective as of the Closing.

Section 5.24                             Cooperation with Preparation of Financial Statements.  From and after the date hereof, Seller shall, and shall cause its Representatives to, reasonably cooperate with Purchaser and the Conveyed Companies, at Seller’s sole cost and expense (with respect to the 2018 Audit), in the timely preparation of the audited combined financial statements of the Conveyed Companies for the fiscal year ending September 28, 2018 (the “2018 Audit”) and for the portion of the Conveyed Companies’ 2019 fiscal year ending on the Closing Date (the “2019 Stub Year Audit”), including by providing Purchaser and its Representatives with reasonable access, during normal business hours and upon reasonable advance notice, to (a) any records of the Business in the possession of Seller, (b) appropriate personnel of Seller and its Affiliates and Seller’s Representatives, and (c) any other information, deliverables or personnel (including customary representation letters) that Purchaser reasonably requests and that is reasonably available to Seller or its Affiliates, in each case (clauses (a), (b) and (c)), to the extent reasonably necessary for

Purchaser and the Conveyed Companies to complete the preparation of the 2018 Audit and the 2019 Stub Year Audit.  Seller shall promptly, upon request by Purchaser, reimburse Purchaser for any reasonable, documented, out-of-pocket costs and expenses incurred by Purchaser in connection with the engagement of the independent auditor for the preparation of the 2018 Audit.

Section 5.25                             Payoff Letters.  No later than two (2) Business Days prior to the Closing Date, Seller shall deliver to Purchaser duly executed payoff letters for any Funded Indebtedness of the Conveyed Companies, which letters shall be in customary form and shall provide that upon payment of the amounts specified therein all Liens secured by such Funded Indebtedness shall be released (each, a “Payoff Letter”).

Section 5.26                             Title Policies.  From and after the date hereof, Seller shall, and shall cause its Representatives to, reasonably cooperate with Purchaser and the Conveyed Companies, at Purchaser’s sole cost and expense, to allow Purchaser to obtain title commitments, title policies and surveys with respect to the Owned Real Property, including removing from title any liens or encumbrances which are not Permitted Liens (which removal shall, for clarity, be at Purchaser’s sole cost and expense).  The Conveyed Companies shall provide First American Title Insurance Company with reasonable and customary forms of owners affidavits reasonably requested by First American Title Insurance Company to issue such title policies.

Section 5.27                             Intercompany Accounts; Intracompany Accounts.

(a)         No later than immediately prior to the Closing, Seller shall, and shall cause its Affiliates to, settle all Intercompany Accounts (other than intercompany accounts for trade payables or other amounts due in the ordinary course of the Business, in each case with respect to the Rochester Cable Business) between Seller or any of its Affiliates, on the one hand, and any Conveyed Company, on the other hand, without any Liability to any Conveyed Company from and after the Closing.  As promptly as practicable following the date hereof, Seller shall provide Purchaser with a list of all such Intercompany Accounts and true and correct copies of any Contracts governing such Intercompany Accounts.

(b)         With respect to any positive and negative balances, open foreign exchange and commodity positions, treasury management agreements and other financing arrangements or Contracts between or among any Conveyed Companies (but expressly excluding any Contracts entered into in the ordinary course of business related to the day-to-day operations of the Business) (the “Intracompany Contracts”), as promptly as practicable following the date hereof, Seller shall provide Purchaser with a list of all such Intracompany Contracts and true and correct copies thereof.  In the event that Purchaser reasonably determines that the failure to terminate any such Intracompany Contract would reasonably be expected to give rise to any Tax or other Liability of Purchaser from and after the Closing, then if requested by Purchaser, Seller shall take all actions required to terminate such Contract, effective no later than as of immediately prior to Closing, in a manner reasonably satisfactory to Purchaser.

Section 5.28                             Occurrence-Based Insurance Coverage.

(a)         From and after the Closing, Purchaser and the Conveyed Companies shall have the right to access coverage under insurance policies of Seller or its Affiliates to the extent covering the Business or the Conveyed Companies with respect to any third-party occurrence-based insurance coverage (such policies, the “Seller Occurrence-Based Insurance Policies”) in respect of any Loss to the extent arising from any claim, act, omission, event or circumstance that occurred or existed prior to the Closing Date and that is covered by any of the Seller Occurrence-Based Insurance Policies.

(b)         Purchaser and each Conveyed Company may make claims under the Seller Occurrence-Based Insurance Policies to the extent coverage and limits are available thereunder for such entities; provided, that Purchaser shall, or shall cause the applicable Conveyed Company to, pay, incur and bear sole responsibility with respect to any such claim for all amounts relating to any self-insured retention or deductible under the Seller Occurrence-Based Insurance Policies.

(c)          Seller and its Affiliates (other than, after the Conveyed Companies) shall retain all rights to control the Seller Occurrence-Based Insurance Policies, including the right to settle or otherwise resolve disputes with respect to any of the Seller Occurrence-Based Insurance Policies or claims made thereunder.  Promptly after the Closing, Seller shall provide for Purchaser and the Conveyed Companies to be named as (i) additional insureds under the Seller Occurrence-Based Insurance Policies with respect to events relating to the Conveyed Companies or their assets that occurred or existed prior to the Closing Date and (ii) loss payee parties under Seller’s or its Affiliates’ first-party insurance currently in force.  Purchaser shall promptly reimburse Seller and its Affiliates for all documented, out-of-pocket costs and expenses incurred by Seller and its Affiliates in connection with any claims made under the Seller Occurrence-Based Insurance Policies by any Conveyed Company in accordance with this Section 5.28.

(d)         To the extent any Conveyed Company asserts a claim that may be covered under the Seller Occurrence-Based Insurance Policies pursuant to this Section 5.28, Purchaser shall cause such Conveyed Company to deliver a written notice to Seller setting forth (i) a description of, and an estimated amount payable (if and to the extent known at the time of such assertion) pursuant to, such claim, (ii) the applicable Seller Occurrence-Based Insurance Policy which such Conveyed Company is asserting should provide coverage for such claim, and (iii) a reasonably detailed explanation of the basis for such claim.  Thereafter, Purchaser shall, and shall cause each Conveyed Company to, at all times cooperate with reasonable requests (including requests for information) by Seller and its Affiliates regarding any such claim, and shall keep Seller reasonably apprised of any material changes in the status of such claim and provide Seller with copies of any material correspondence with the applicable insurer promptly following receipt thereof.  Seller shall use, and shall cause its Affiliates to use, commercially reasonable efforts at all times to cooperate with reasonable requests (including requests for information) by Purchaser or any Conveyed Company relating to the subject matter of this Section 5.28, including, with respect to any prospective claim of any Conveyed Company under a Seller Occurrence-Based Insurance Policy, by assisting such Conveyed Company to identify which Seller Occurrence-Based Insurance Policy, if any, may provide coverage with respect to such prospective claim, and using commercially reasonable efforts to provide Purchaser and any Conveyed Company with requested copies of such Seller Occurrence-Based Insurance Policies.  Following the Closing, Purchaser shall, and shall cause the Conveyed Companies to, provide Seller and its Affiliates with reasonable access, during normal business hours and upon reasonable notice, to the books and records of the Business and to appropriate personnel of Purchaser and the Conveyed Companies, and to any other information or personnel that Seller reasonably requests, in each case to the extent reasonably necessary with respect to Seller or its Affiliates carrying out its obligations under this Section 5.28.

Section 5.29                             Financial Information Prior to Closing.  No later than twenty-one (21) days following the last day of each fiscal month that occurs between the date hereof and the Closing Date, Seller shall deliver to Purchaser an unaudited income statement and balance sheet for such fiscal month then ended, in each case, prepared in a manner consistent with the past practices of Seller and its Affiliates in preparing monthly unaudited income statements and balance sheets with respect to the Business and the Conveyed Companies.

Section 5.30                             ISRA Compliance.  Seller shall, at its sole cost and expense, make all filings and take any other actions necessary in connection with the transactions contemplated by this Agreement in order to comply with ISRA.  Purchaser shall (and shall, following the Closing, cause the Conveyed Companies to), upon reasonable advance notice, reasonably cooperate with Seller in connection with any such filings or other actions, including by providing Seller and its Affiliates with access to relevant information and for purposes of performing any inspections or testing that may be required in connection with any such filings or other actions.

Section 5.31                             Specified Licenses.  As promptly as practicable following the date hereof, and in any event no later than twenty (20) days following the date hereof, Seller shall enter into discussions with the third-party software provider listed on Schedule 5.31, its Affiliates or Subsidiaries (collectively, the “Specified Software Provider”) in order to determine whether Seller or its Affiliates or third-party providers have obtained the necessary number of appropriate licenses for, or otherwise obtained all necessary rights in respect of, any software or services provided by the Specified Software Provider as used by the Business as of the date hereof, and have made all required payments for such licenses or rights.  If, on the basis of such discussions, Seller or the Specified Software Provider determines that Seller or any of its Affiliates or third-party providers did not or do not have sufficient licenses or other rights, or failed to make such required payments, Seller shall reasonably cooperate with the Specified Software Provider to promptly obtain from the Specified Software Provider all such additional licenses or other rights, and promptly make all such necessary payments.  Seller shall bear all costs and expenses associated with the actions contemplated by this Section 5.31, including the cost and expense of obtaining any such licenses or rights or making any such payments.  For the avoidance of doubt, none of the foregoing costs and expenses shall be included in any fees set forth in the Transition Services Agreement.

Section 5.32                             Insurance Proceeds.  Notwithstanding anything to the contrary contained herein, if, following the Closing, any of the Conveyed Companies or their Affiliates receive any insurance proceeds in respect of the matter described on Schedule 5.32 to the extent attributable to costs and expenses incurred by Seller or any of its Affiliates during the pre-Closing period, Purchaser shall cause the applicable Conveyed Company (or its applicable Affiliate) to promptly pay to Seller or its designee the amount of such insurance proceeds.  For a period of six months following the date hereof, Purchaser shall use commercially reasonable efforts, at Seller’s sole cost and expense, to collect such insurance proceeds; provided, that in no event shall commercially reasonable efforts under this Section 5.32 require Purchaser or any of its Affiliates (including any Conveyed Company) to enter into any Contract, amend or terminate any Contract, make any payment (other than to the extent reimbursed by Seller), grant any concession or commence any Action; provided, that, in the event that Purchaser declines to bring an Action against the applicable counterparty in order to seek recovery in respect of the matter described on Schedule 5.32, then the Seller may require Purchaser to use reasonable best efforts (at Seller’s sole cost and expense) to assign to Seller or one of its Affiliates the rights to seek such recovery.

Section 5.33                             Specified Receivables.  Notwithstanding anything to the contrary contained herein, if, following the Closing, any of the Conveyed Companies or their Affiliates receive any payments in respect of the matter described on Schedule 5.33, Purchaser shall cause the applicable Conveyed Company (or its applicable Affiliate) to promptly pay such amounts to Seller or its designee.  For a period of six months following the date hereof, Purchaser shall use commercially reasonable efforts, at Seller’s sole cost and expense, to collect such payments; provided, that in no event shall commercially reasonable efforts under this Section 5.33 require Purchaser or any of its Affiliates (including any Conveyed Company) to enter into any Contract, amend or terminate any Contract, make any payment (other than to the extent reimbursed by Seller), grant any concession or commence any Action; provided, that, in the event that Purchaser declines to bring an Action against the applicable counterparty in order to seek recovery in respect of the matter described on Schedule 5.33, then the Seller may require Purchaser to use reasonable best efforts (at Seller’s sole cost and expense) to assign to Seller or one of its Affiliates the rights to seek such recovery.

Section 5.34                             Intellectual Property Transfers.  As promptly as practicable following the date hereof, Seller shall, or shall cause its applicable Affiliates to, transfer and assign to the applicable Conveyed Company all of Seller’s or such Affiliate’s right, title and interest in, to and under the Registered Intellectual Property indicated on Schedule 3.12(a) of the Seller Disclosure Letter as being owned by Seller or one of its Affiliates (other than the Conveyed Companies) as of the date hereof.  Seller shall, prior to the Closing Date, file with the relevant Governmental Authorities all documents that are necessary to record such transfers and assignments of Registered Intellectual Property, and to the extent such transfers or assignments are not completed prior to the Closing, Seller, on behalf of itself and its Affiliates, hereby grants to the Conveyed Companies an exclusive, irrevocable, transferable, sublicensable, royalty-free, and fully paid up license to use, make, have made, sell, offer to sell, practice, perform, copy, distribute, modify, and create derivative works of such Registered Intellectual Property for a period commencing on the Closing Date and ending on the date that such transfers or assignments are completed.

Section 5.35                             Security Matters.  As promptly as practicable after the date hereof, the Parties shall make such filings and submissions as may be required, requested or advisable with the Defense Security Service in accordance with the NISPOM with respect to the transactions contemplated by this Agreement, including (a) notice by the Company to the Defense Security Service of the execution of this Agreement, the proposed change of ownership of the Conveyed Companies contemplated hereby, and Seller’s continuing role with the Conveyed Companies from and after the Closing (including as a party to the Credit Support Agreement), with a request that the Defense Security Service terminate or modify, as applicable, the Special Security Agreement with the Department of Defense relating to the Business as promptly as practicable following the Closing and (b) preparation and submission by the Parties to the Defense Security Service of a draft post-closing Certificate Pertaining to Foreign Interests and all such information requested by the Defense Security Service relating to the transactions contemplated by this Agreement or in connection with the termination or modification, as applicable, of such Special Security Agreement.

Section 5.36                             Specified Contract Extension.  With respect to the Contract listed on Schedule 5.36, as promptly as practicable following the date hereof, Seller shall cause the applicable Conveyed Company to exercise the extension option described on Schedule 5.36 on the terms set forth thereon.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1                                    Conditions to the Obligations of Each Party.  The respective obligations of Purchaser and Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Purchaser or Seller, as appropriate, at or before the Closing Date, of each of the following conditions:

(a)         Injunctions; Illegality.  The consummation of the transactions contemplated hereby shall not be restrained, enjoined or prohibited by any Order and there shall not have been any Law enacted, promulgated or deemed applicable to the transactions contemplated hereby by any Governmental Authority that prevents the consummation of such transactions or has the effect of making such consummation thereof illegal;

(b)         Antitrust Laws; Similar Laws.  Any waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement or other applicable waiting period (or any extension thereof), filings or approvals under the applicable Antitrust Laws to consummate the transactions contemplated hereby shall have expired, been terminated, been made or been obtained; and

Section 6.2                                    Conditions to the Obligations of Purchaser.  The obligations of Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Purchaser on or prior to the Closing Date of the following further conditions:

(a)         Performance.  All of the agreements and covenants of Seller to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects;

(b)         Representations and Warranties.  The representations and warranties of Seller (i) contained in Article III other than the Fundamental Representations and the representation set forth in Section 3.7(b) shall be true and correct (disregarding all qualifications as to “material”, “Material Adverse Effect” or similar qualifier) as of the date hereof and as of the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date), except for such failures to be true and correct that do not have, individually or in the aggregate, a Material Adverse Effect; (ii) that are Fundamental Representations shall be true and correct (disregarding all qualifications as to “material”, “Material Adverse Effect” or similar qualifier) in all material respects as of the date hereof and as of the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct in all material respects as of such specified date) and (iii) set forth in Section 3.7(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of such time;

(c)          Certificate.  Purchaser shall have received a certificate signed by Seller, dated as of the Closing Date, to the effect that the conditions set forth in Sections 6.2(a) and (b) shall have been satisfied;

(d)         Restructuring.  The Restructuring shall have been consummated in all material respects in accordance with Section 5.17 and Schedule 1.1(d);

(e)          Ancillary Agreements.  Each of the Ancillary Agreements shall have been duly executed and delivered by Seller or Seller’s Affiliate party thereto.

Section 6.3                                    Conditions to the Obligations of Seller.  The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Seller on or prior to the Closing Date of the following further conditions:

(a)         Performance.  All of the agreements and covenants of Purchaser to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects;

(b)         Representations and Warranties.  The representations and warranties of Purchaser contained in Article IV shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date), except to the extent any failure to be so true and correct would not have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement (including, for clarity, Purchaser’s obligation to obtain the Purchaser Financing in accordance with Section 5.16);

(c)          Certificate.  Seller shall have received a certificate signed by Purchaser, dated as of the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied;

(d)         Ancillary Agreements.  Each of the Ancillary Agreements shall have been duly executed and delivered by the Purchaser or Purchaser Affiliate party thereto; and

(e)          Debt Financing.  The Debt Financing (or Alternative Debt Financing) shall have been funded at or prior to the Closing, except for any revolving credit facility or letter of credit facility, which revolving credit facility and letter of credit facility shall be in place at the Closing and the commitments thereunder by the providers thereof shall be fully available at the Closing; provided, that the condition set forth in this Section 6.3(e) shall be deemed satisfied in the event that any failure of such condition to have been satisfied is attributable to Seller’s or any of its’ Affiliates failure to execute or deliver the definitive agreements required to consummate the Debt Financing contemplated by the Debt Financing Commitments as in effect as of the date hereof or as amended, supplemented or modified in accordance with the terms hereof.

Section 6.4                                    Frustration of Closing Conditions.  None of Purchaser or Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to act in good faith or such Party’s failure to use its reasonable best efforts to cause the Closing to occur, as required by Section 5.3 (or with respect to the Debt Financing, Section 5.16(d)).

ARTICLE VII

TAX MATTERS

Section 7.1                                    Allocation of Taxes to Seller.  Seller shall be responsible for and will pay or cause to be paid any and all of the following, without duplication (collectively, “Seller’s Taxes”):

(a)         all Taxes imposed on the Conveyed Companies with respect to all Pre-Closing Periods and all Taxes imposed on Seller or any of its Affiliates (other than the Conveyed Companies);

(b)         all Income Taxes imposed on any Conveyed Company with respect to all Pre-Closing Periods (or any amounts in respect of Tax refunds required to be paid by a Conveyed Company to a subcontractor or other third party) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) as a result of having been a member (or disregarded as separate from a member) of any affiliated, consolidated, combined, unitary, fiscal unity, or similar group for any U.S. or foreign federal, state or local Tax purposes prior to the Effective Time;

(c)          all Taxes imposed on any Conveyed Company with respect to all Pre-Closing Periods as a transferee or successor, by Contract, by assumption or otherwise, as a result of a transaction or relationship entered into by any Conveyed Company prior to the Effective Time;

(d)         all Tax liabilities imposed on the Conveyed Companies under Section 965 of the Code (whether or not imposed for a Pre-Closing Period);

(e)          Seller’s Straddle Period Taxes; and

(f)           all Transfer Taxes;

provided, however, that (i) Seller’s Taxes shall not include any Taxes arising as a result of actions taken by any Conveyed Company or Purchaser or any of their Affiliates with respect to any Conveyed Company on the Closing Date after the Effective Time outside the ordinary course of business, (ii) Seller’s Taxes shall not include any material amount of Taxes arising as a result of an amended Tax Return of any Conveyed Company filed after the Closing Date to the extent such Tax Return includes any changes to any position taken on a Tax Return in any Pre-Closing Period (unless required by applicable Law) without Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed) and (iii) Seller’s Taxes shall not include any liability for Taxes to the extent such Taxes are accrued Taxes taken into account in Closing Working Capital or Transaction Expenses and actually reduced the Purchase Price.  To the extent permitted by applicable Tax Law, Transaction Expenses shall be treated as incurred prior to the Effective Time.

Except with respect to breaches of the representations and warranties described in Sections 3.16(f) and (m) (in which case any liability of Seller shall be limited to Losses directly attributable to such breach), Seller shall not be responsible for any Taxes imposed on any Conveyed Company with respect to (x) any taxable period beginning after the Closing Date or (y) in the case of a Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

Section 7.2                                    Allocation of Straddle Period Taxes.

(a)         With respect to any taxable period of any Conveyed Company relating to Taxes that would (absent an election) include, but not end until after, the Closing Date (a “Straddle Period”), Seller shall to the extent able cause one or more of the Conveyed Companies to elect with any relevant Taxing Authority to close such Straddle Period as of the Effective Time.

(b)         In any case where the Straddle Period of any Conveyed Company is not or cannot be closed pursuant to Section 7.2(a), Seller will be allocated any Income Taxes imposed on such Conveyed Company for the portion of the Straddle Period up to and including the Closing Date (“Seller’s Straddle Period Income Taxes”).  For purposes of this Section 7.2(b), Income Taxes for the portion of a Straddle Period up to and including the Closing Date will be determined based upon an interim closing of the books of the Conveyed Companies as of the Effective Time.

(c)          As to any Tax other than an Income Tax or a Transfer Tax for any Straddle Period, Seller will be allocated (together with Seller’s Straddle Period Income Taxes, “Seller’s Straddle Period Taxes”):

(i)                                     for any such Tax that is determined based upon specific transactions (including value added, sales, and use Taxes), all such Taxes applicable to transactions that have been consummated during the period through the end of the Closing Date; and

(ii)                                  for any such Tax that is not based upon specific transactions (including license, real property, personal property, franchise and doing business Taxes, in each case other than Income Taxes), any such Tax equal to the full amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

Section 7.3                                    Tax Returns; Payment of Taxes.

(a)         Seller shall, and shall cause the Conveyed Companies to, prepare and timely file, or cause to be prepared and timely filed, within applicable statutory limits and consistent with prior practice, all Tax Returns of or that include any Conveyed Company (including any amendments thereto) that are due to be filed (giving effect to any extension of time to file) on or prior to the Closing Date.  Seller shall, and shall cause the Conveyed Companies to, pay all Taxes shown on such Tax Returns when due.  For the avoidance of doubt, Seller shall include any Conveyed Company in any combined, consolidated, or unitary Tax Return for any Pre-Closing Period that includes both any Conveyed Company on the one hand, and Seller or any Affiliate of Seller (other than any Conveyed Company) on the other hand (a “Seller Group Return”) and shall pay all Taxes shown thereon.

(b)         Purchaser shall, and shall cause its Affiliates to, prepare and timely file, or cause to be prepared and timely filed, all Tax Returns relating to the Conveyed Companies that are due to be filed (giving effect to any extensions of time to file) after the Closing Date for any Pre-Closing Period, other than, for the avoidance of doubt any Seller Group Return.  Purchaser shall prepare such Tax Returns in accordance with the past practices of the Conveyed Companies, except as otherwise required by applicable Law.  Purchaser shall, and shall cause its Affiliates to, pay or cause to be paid, all Taxes with respect to such Tax Returns when due.  Purchaser shall, and shall cause its Affiliates to permit Seller to review and comment on any Tax Returns of any of the Conveyed Companies that are filed after the Closing Date pursuant to which Seller is responsible for Taxes pursuant to Section 7.1 of this Agreement, and Purchaser shall, and shall cause its Affiliates to, make such revisions to such Tax Returns as are reasonably requested by Seller.  Seller shall pay over to Purchaser, no fewer than three (3) Business Days prior to the due date of the applicable Tax Return, an amount of cash sufficient for the payment of any Taxes shown as due on such Tax Return and for which Seller bears responsibility pursuant to Section 7.1 of this Agreement.

(c)          As of Closing, Seller shall cause the Conveyed Companies to terminate all Tax allocation or sharing agreements (except an agreement entered into in the ordinary course of business and not primarily related to Taxes, and, for the avoidance of doubt, this Agreement), and none of the Conveyed Companies shall have any rights or obligations under any such agreement after the Closing.

(d)         Purchaser agrees that, with respect to each Conveyed Company and any successor thereto:

(i)                                     except as provided in Section 7.6(d), neither Purchaser nor any of its Affiliates nor any successors thereto will file any claim for refund of Taxes in respect of (a) any taxable period ending on or before the Closing Date, or (b) in the case of a Straddle Period, the portion of such Straddle Period ending on the Closing Date;

(ii)                                  Purchaser, its Affiliates, and any successors thereto must make any elections available to them to waive the right to claim in respect of any taxable period ending on or before the Closing Date any carryback with respect to Taxes arising in (a) any taxable period beginning after the Closing Date, or (b) in the case of a Straddle Period, the portion of such Straddle Period beginning after the Closing Date; and

(iii)                               Purchaser, its Affiliates, and any successor thereto will refrain from making any affirmative elections to claim (a) in respect of any period ending on or before the Closing Date, or (b) in the case of a Straddle Period, the portion of such Straddle Period ending on the Closing Date, any carryback in respect of a Tax arising in (x) any period beginning after the Closing Date, or (y) in the case of a Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

Section 7.4                                    Tax Contests.

(a)         Purchaser shall provide prompt notice to Seller of any pending or threatened Contest of which it becomes aware related to Taxes for any taxable period for which it is indemnified by Seller hereunder; provided, however, that no delay or failure in delivering any such notice shall in any manner limit Purchaser’s rights hereunder unless and only to the extent Seller is actually and materially prejudiced thereby.  Such notice shall contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents it has received from any Taxing Authority in respect of any such matters.

(b)         Seller or its designee shall have the right to represent any Conveyed Company’s interests in any Contest relating to a Tax matter arising with respect to a Pre-Closing Period to the extent such Contest is in connection with any Taxes for which Seller may be liable pursuant to Section 7.1 hereof, to employ counsel of its choice, at its expense, and to control the conduct of such Contest, including settlement or other disposition thereof; provided, however, that Purchaser shall have the right to consult with Seller regarding any such Contest and shall be provided a copy of any correspondence or written materials received from, or sent to, the applicable Taxing Authority in connection with such Contest; and provided, further, that any settlement or resolution of such a Tax Contest that would reasonably be expected to have a material effect in (i) any taxable period beginning after the Closing Date or (ii) in the case of a Straddle Period, the portion of such Straddle Period beginning after the Closing Date may only be made with the prior written consent of Purchaser, which consent will not be unreasonably withheld, delayed or conditioned.

(c)          Purchaser shall have the right to control the conduct of any Contest relating to a Tax matter of any Conveyed Company arising with respect to a taxable period ending after the Closing Date and of any Contest in respect of which Seller has not elected to represent the interests of any Conveyed Company pursuant to Section 7.4(b); provided, however, that Seller shall have the right, at Seller’s own expense, to consult with Purchaser regarding any such Contest that may affect any Conveyed Company for any Pre-Closing Period or for any portion of a Straddle Period ending on the Closing Date and shall be provided a copy of any correspondence or written materials received from, or sent to, the applicable Taxing Authority in connection with such Contest that may affect any Conveyed Company for any Pre-Closing Period or for any portion of a Straddle Period ending on the Closing Date; and provided, further, that any settlement or other disposition of any such Contest that may materially affect any Conveyed Company for any Pre-Closing Period or any portion of a Straddle Period ending on the Closing Date may only be made with the consent of Seller, which consent will not be unreasonably withheld, delayed or conditioned.  For the avoidance of doubt, any expenses agreed to in writing in advance by Seller (which agreement shall not be unreasonably conditioned or withheld) incurred by Purchaser in controlling the Conduct of any Contest relating to a Tax matter arising with respect to a Pre-Closing Period to the extent such Contest is in connection with any Taxes for which Seller may be liable pursuant to Section 7.1 hereof shall constitute Losses described in Section 7.5(b) hereof.  As with all other Tax disputes under this Agreement, it is understood by the Parties that any disputes arising under this Section 7.4(c), including disputes regarding consent being unreasonably withheld, delayed or conditioned, shall constitute disputes regarding matters in this Article VII that require the agreement of the Parties within the meaning of Section 7.9 and, therefore, shall be resolved in accordance with Section 7.9.

(d)         Seller and Purchaser agree, in each case at no cost to the other Party, to cooperate with the other and the other’s Representatives in a prompt and timely manner in connection with any Contest.  Such cooperation shall include making available to the other Party, during normal business hours, all books, records, Tax Returns, documents, files, other information (including working papers and schedules), officers or employees (without substantial interruption of employment) or other relevant information necessary or useful in connection with any Contest requiring any such books, records and files.  Notwithstanding the foregoing, with respect to any information sought by Seller or its Affiliates with respect to any direct indemnification claim between any Purchaser Indemnified Party and Seller under this Article VII, the applicable rules of discovery shall apply in lieu of this Section 7.4(d).

(e)          Where there is a dispute with a Taxing Authority regarding liability for Tax for a Pre-Closing Period and for which Seller has an indemnification obligation, Purchaser shall, or shall cause the appropriate Conveyed Company to, as the case may be, at the request of Seller, pay the amount of the disputed Tax to the Taxing Authority, and Purchaser or the Conveyed Company shall be promptly reimbursed by Seller in a manner to be agreed upon by the Parties at such time as Seller makes such request.

Section 7.5                                    Indemnification.

(a)         The indemnification provisions set forth in this Article VII (and the provisions in Article II that relate to Taxes) are the exclusive remedy for obligations of the Parties arising under this Agreement that relate to Taxes, and, other than as specifically set forth in Section 8.4(a)(ii), Article VIII of this Agreement shall not apply to such obligations.  The indemnification provisions set forth in this Article VII, and the representations and warranties contained in Section 3.16 hereof, shall survive until the expiration of the statute of limitations applicable to the underlying Tax, plus sixty (60) days.

(b)         Seller shall be liable for, and covenants and agrees to indemnify and hold harmless Purchaser and its Affiliates from and against, any and all Losses incurred by Purchaser or its Affiliates (including, after the Closing, the Conveyed Companies):

(i)                                     by reason of a breach of the representations contained in Section 3.16 hereof;

(ii)                                  by reason of a breach by Seller (or any of its Affiliates) of any covenant contained in Article VII hereof; and

(iii)                               in respect of Seller’s Taxes.

(c)          If Purchaser (the “Tax Indemnified Party”) determines that it or any of its Affiliates is or may be entitled to indemnification by Seller (the “Tax Indemnifying Party”) under Section 7.5(b) hereof, the Tax Indemnified Party will promptly deliver to the Tax Indemnifying Party a written notice and demand therefor (the “Tax Notice”) specifying the basis for indemnification and, if known, the amount for which the Tax Indemnified Party reasonably believes it or any of its Affiliates is entitled to be indemnified (a “Tax Claim”), together with any supporting documentation (including, if applicable, any relevant notice from any Taxing Authority).  The Tax Notice must be received by the Tax Indemnifying Party no later than thirty (30) days before the expiration of the applicable Tax statute of limitations; provided, however, that if the Tax Indemnified Party does not receive notice from the applicable Taxing Authority (“Taxing Authority Notice”) that an item exists that could give rise to a Tax Claim more than thirty

(30) days before the expiration of the applicable Tax statute of limitations, then the Tax Notice must be received by the Tax Indemnifying Party as promptly as practicable after the Tax Indemnified Party receives the Taxing Authority Notice (but in no event more than five (5) Business Days after the Tax Indemnified Party receives the Taxing Authority Notice); provided, however, that no delay or failure in delivering any such Taxing Authority Notice shall in any manner limit any Tax Indemnified Party’s rights hereunder unless and only to the extent the Tax Indemnifying Party is actually prejudiced thereby.  If the Tax Indemnifying Party objects to the Tax Claim in the manner set forth in Section 7.5(d) hereof or if either the Tax Indemnifying Party or the Tax Indemnified Party exercises Contest rights as contemplated by Section 7.4(b), then the Tax Indemnifying Party shall not be liable to make an indemnification payment to the Tax Indemnified Party until there is a Final Determination regarding the Tax Claim.  In all other cases, the Tax Indemnifying Party will pay the Tax Indemnified Party the amount set forth in the Tax Notice, in cash or other immediately available funds, within thirty (30) days after receipt of the Tax Notice; provided, however, that if the amount for which the Tax Indemnified Party reasonably believes it is entitled to be indemnified is not known at the time of the Tax Notice, the Tax Indemnifying Party shall pay the amount known to be due and the Tax Indemnified Party will deliver to the Tax Indemnifying Party a further Tax Notice specifying the unknown amount as soon as reasonably practicable after such amount is known and payment will then be made as set forth above.

(d)         If the Tax Indemnified Party and the Tax Indemnifying Party are unable to settle any dispute regarding a Tax Claim within thirty (30) days after receipt of the Tax Objection Notice, the Tax Indemnified Party and the Tax Indemnifying Party will, in accordance with Section 7.9, jointly request the Accountant to resolve the dispute as promptly as possible.

(e)          The Tax Indemnifying Party may object to the Tax Claim (or the amount thereof) set forth in any Tax Notice by giving the Tax Indemnified Party, within thirty (30) days following receipt of such Tax Notice, written notice setting forth the Tax Indemnifying Party’s grounds for so objecting (the “Tax Objection Notice”).  If the Tax Indemnifying Party does not give the Tax Indemnified Party the Tax Objection Notice within such thirty (30) day period, the Tax Indemnified Party may exercise any and all of its rights under applicable Law and this Agreement to collect such amount.

(f)           Failure by the Tax Indemnified Party to promptly deliver to the Tax Indemnifying Party a Tax Notice in accordance with Section 7.5(d) hereof will not relieve the Tax Indemnifying Party of any of its obligations under this Agreement.

(g)          Each of the Parties, on behalf of itself and its Affiliates, agrees not to bring any actions or proceedings, at law, in equity or otherwise, against any other Party or its Affiliates, in respect of any breaches or alleged breaches of any representation, warranty or other provision of this Article VII, except pursuant to and subject to the express provisions of this Section 7.5.

Section 7.6                                    Refunds.

(a)         Purchaser shall, and shall cause its Affiliates to, hold in trust for the benefit of Seller all refunds (including interest paid thereon by a Governmental Authority and any amounts applied against a Tax liability for other taxable periods) of any Taxes for which Purchaser has been indemnified pursuant to this Agreement or which were taken into account in Closing Working Capital or Transaction Expenses (excluding any such refunds to the extent the applicable Conveyed Company is required by Contract or otherwise to pay such amount to a subcontractor or other third party and which the Conveyed Company so pays and excluding any such refunds that were taken into account as an asset in the calculation of Closing Working Capital) (“Seller’s Refunds”), and, within five (5) Business Days after receipt by Purchaser or any of its Affiliates of any such Seller’s Refund, Purchaser or its Affiliate, as applicable, shall pay over to Seller the amount of such Seller’s Refund, net of any Taxes or expenses applicable or attributable thereto.

(b)   Upon the reasonable request of Seller, Purchaser will file, or cause any Conveyed Company or its Affiliate to file, claims for Seller’s Refunds, in such form as Seller may reasonably request (other than a filing for a “quickie refund” or similar filing); provided, however, that the filing of any such claim will not result in any prejudice to Purchaser or its Affiliates (determined in Purchaser’s reasonable discretion).

Section 7.7            Assistance and Cooperation.  After the Closing Date, Seller and Purchaser, in each case of no cost to the other Party, shall cooperate (and shall cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Conveyed Companies, including (a) the preparation and filing of Tax Returns, (b) determining the liability for and amount of any Taxes due or the right to and amount of any refund of Taxes, (c) examinations of Tax Returns, and (d) any administrative or judicial proceedings in respect of Taxes assessed or proposed to be assessed.  Such cooperation shall include making all information and documents in their possession related to the Business available to the other, as provided in Section 7.8 hereof.  Seller and Purchaser also shall (and shall cause their respective Affiliates to) make available to the other, as reasonably requested and available, personnel responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes.  Notwithstanding the foregoing, with respect to any information sought by Seller or its Affiliates with respect to any direct indemnification claim between any Purchaser Indemnified Party and Seller under this Article VII, the applicable rules of discovery shall apply in lieu of this Section 7.7.  Any information or documents provided under this Section 7.7 shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes.

Section 7.8            Tax Records.  Tax records in possession of Seller relating to the Conveyed Companies shall be transferred to Purchaser.  Seller may make and retain copies of such Tax records.  Seller, Purchaser, and their respective Affiliates shall make available to each other (at no cost to the requesting Party) for inspection and copying during normal business hours upon reasonable notice all Tax records in their possession relating to the Conveyed Companies to the extent reasonably required by the other Party in connection with the preparation of Tax Returns, resolution of items under this Article VII, or other audits, disputes or litigation; provided, that with respect to any information sought by Seller or its Representatives with respect to any direct indemnification claim between any Purchaser Indemnified Party and Seller under this Article VII, the applicable rules of discovery shall apply in lieu of this Section 7.8.  Seller, Purchaser, and their respective Affiliates shall preserve and keep such Tax records in their possession until the expiration of any applicable statutes of limitation and as otherwise required by Law, but in any event for a period of not less than ten (10) years after the Closing Date.

Section 7.9            Dispute Resolution.  If Seller and Purchaser fail to agree on the resolution of any matter in this Article VII that requires the agreement of the Parties or otherwise disagree about the proper interpretation or operation of any provision in this Article VII, then such matter shall be referred to the Accountant for arbitration.  Seller and Purchaser shall deliver to the Accountant copies of any schedules or documentation that may reasonably be required by the Accountant to make its determination.  Each of Purchaser and Seller shall be entitled to submit to the Accountant a memorandum setting forth its position with respect to such arbitration.  The Seller and Purchaser will instruct the Accountant to render a determination within sixty (60) days of the referral of such matter for arbitration and that such determination shall be based solely upon the written submission of Purchaser and Seller (and not by independent review) and the terms of this Agreement and the defined terms set forth herein.  Neither Party shall engage in any ex parte communication with the Accountant.  With respect to any dispute regarding amounts to be paid between Seller and Purchaser, (i) the Accountant shall adopt a position within the range of positions submitted by Seller and Purchaser with respect to such amounts and (ii) Seller or Purchaser, as the case may be, shall pay to the other Party the amount determined by the Accountant within fifteen (15) days of the date on which the Accountant makes its determination.  Notwithstanding any provision of this Section 7.9 to the contrary, the Accountant may, with the consent of Seller and Purchaser, amend the procedures contained herein.  The determination of the Accountant shall be final and binding on all Parties absent fraud or manifest error.  The costs incurred in retaining the Accountant shall be borne by Purchaser in the proportion that the aggregate dollar amount of the items that are successfully disputed by Seller (as finally determined by the Accountant) bears to the aggregate dollar amount of the items submitted to the Accountant and by Seller in the proportion that the aggregate dollar amount of the disputed items that are unsuccessfully disputed by Seller (as finally determined by the Accountant) bears to the aggregate dollar amount of the items submitted to the Accountant.

Section 7.10          Payment.  All amounts required to be paid to a Party under this Article VII shall be paid in Dollars and translated from local currency at the spot rate.

Section 7.11          Adjustment.  All amounts paid, or caused to be paid, by one Party or its Affiliates to another Party or its Affiliates pursuant to this Agreement (including amounts payable under Article VIII hereof) shall be treated by the Parties as an adjustment to the Purchase Price to the extent permitted by Law.

Section 7.12          Income Tax Treatment of Restructuring.  The Parties intend for United States federal income tax purposes that the Restructuring constitute a taxable sale or other disposition of property under Section 1001 of the Code. Within sixty (60) days after the Closing, Seller shall provide to Purchaser, its allocation of the consideration among the property so transferred in accordance with Section 1060 of the Code (the “Allocation”) and in a manner consistent with Schedule 1.1(d) hereof.  Seller shall consider in good faith any reasonable comments made by Purchaser.  The Parties shall not take (and shall cause the Conveyed Companies not to take) any position inconsistent with the Allocation on any Tax Return or in any Tax proceeding, except upon a Final Determination.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

Section 8.1            Survival.

(a)   The respective representations, warranties, covenants and agreements of Seller and Purchaser contained in this Agreement (other than the Fundamental Representations) shall survive the date hereof until the date that is twelve (12) months from the Closing Date; provided that (i) the representations and warranties set forth in Section 3.10 shall survive until the third (3rd) anniversary of the Closing Date, (ii) the Fundamental Representations shall survive until the date that is sixty (60) days following the sixth (6th) anniversary of the Closing Date, (iii) the respective covenants and agreements of Seller and Purchaser contained in this Agreement that, by their terms, require performance after the Closing shall survive until the date that is sixty (60) days following the expiration of such additional period as is required for Seller or Purchaser, as applicable, to fully perform under such covenant or agreement, (iv) the covenants contained in Section 5.2(b)(v) shall survive until the date of determination of the Final Purchase Price in accordance with Section 2.4, and (v) the indemnification obligations pursuant to this Article VIII in respect of any Designated Liabilities shall survive indefinitely.

(b)   Neither Seller nor Purchaser shall have any liability whatsoever with respect to any representation, warranty, covenant or agreement unless a claim is made hereunder prior to the expiration of the applicable survival period for such representation, warranty, covenant or agreement (if any), in which case such representation, warranty, covenant or agreement shall survive as to such claim until such claim has been finally resolved.

Section 8.2            Indemnification by Seller.  Subject to the limitations set forth in this Article VIII, including Section 8.6 hereof, after the Closing, Seller agrees to defend and indemnify Purchaser, each of its Affiliates and Subsidiaries (including the Conveyed Companies) and their respective Representatives, officers and directors (the “Purchaser Indemnitees”) and save and hold each of them harmless against any Losses incurred by them as a result of, arising from or caused by: (a) any failure of any representation or warranty made by Seller contained in Article III (other than any Fundamental Representation, Section 3.16 (Taxes), which is addressed by Article VII exclusively, and Section 3.17(c)) to be true and correct in all respects on and as of the date hereof or on and as of the Closing Date (except to the extent such representation or warranty expressly relates to a specified date, in which case as of such specified date); (b) any failure of any Fundamental Representation or the representation set forth in Section 3.17(c) to be true and correct in all respects on and as of the date hereof or on and as of the Closing Date (except to the extent such representation or warranty expressly relates to a specified date, in which case as of such specified date); (c) any breach of any covenant or agreement by Seller contained in this Agreement (other than covenants contained in Article VII, which are addressed by Article VII exclusively); and (d) any Designated Liability.

Section 8.3            Indemnification by Purchaser.  Subject to the limitations set forth in this Article VIII, after the Closing, Purchaser agrees to defend and indemnify Seller, each of its Affiliates and Subsidiaries and each of their respective Representatives, officers and directors (“Seller Indemnitees”) and save and hold each of them harmless against any Losses incurred by them as a result of, arising from or caused by: (a) any failure of any representation or warranty made by Purchaser contained in Article IV to be true and correct in all respects on and as of the date hereof or on and as of the Closing Date (except to the extent such representation or warranty expressly relates to a specified date, in which case as of such specified date); and (b) any breach of any covenant or agreement by Purchaser contained in this Agreement.

Section 8.4            Limitation on Indemnification, Mitigation.

(a)   Liability of Seller.  Notwithstanding anything to the contrary contained in this Agreement:

(i)            Seller shall not be liable for any claim for indemnification pursuant to Section 8.2(a) (A) for any individual item or series of related items where the Loss relating thereto is less than $75,000 (the “Per-Claim Deductible”), and (B) in respect of each individual item where the Loss relating thereto is equal to or greater than the Per-Claim Deductible, unless and until the aggregate amount of all such indemnifiable Losses which may be recovered from Seller, equals or exceeds $2,437,500, in which case Seller shall be liable only for the amount of the Losses in excess of such amount.

(ii)           The maximum aggregate amount of indemnifiable Losses which may be recovered by Purchaser Indemnitees for indemnification pursuant to (A) Section 8.2(a) shall be an amount equal to $32,500,000, (B) Section 8.2(a) (solely with respect to any breach by Seller of the representations and warranties contained in Section 3.8, Section 3.10 and Section 3.18(a), collectively) shall be an amount equal to $65,000,000, less the amount of any Losses indemnified by Seller pursuant to Section 8.2(a) and (C) Section 7.5 (other than Seller’s Taxes described in Section 7.1(b) and (c)), Section 8.2(a), Section 8.2(b) and Section 8.2(c), collectively, shall be an amount equal to the Final Purchase Price.  For the avoidance of doubt, the indemnification obligation set forth in Article VII for Seller’s Taxes described in Section 7.1(b) and (c) shall not be subject to any cap or other monetary limitation.

(iii)          To the extent required by applicable Law (disregarding any limitations that applicable Law would impose in the context of an obligation for indemnification), Purchaser shall take and shall cause its Affiliates to take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(b)   Mitigation by Seller.  To the extent required by applicable Law (disregarding any limitations that applicable Law would impose in the context of an obligation for indemnification), Seller shall take and shall cause its Affiliates to take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

Section 8.5            Losses Net of Insurance, Etc.  In the event that an Indemnified Party is entitled to indemnification for Losses under Section 8.2 or Section 8.3, as applicable, such Indemnified Party shall use commercially reasonable efforts to seek recovery in respect of such Losses from all applicable Collateral Sources; provided, however, that such commercially reasonable efforts shall in no event obligate such Indemnified Party to (i) obtain or maintain any level of insurance coverage or (ii) bring an Action against any Person (other than an insurer) that would reasonably be expected to result in material reputational harm to the applicable Indemnified Party; provided, further, that, in the event that an Indemnified Party declines to bring an Action against any Person in order to seek recovery in respect of any such indemnifiable Losses, then the Indemnifying Party may require such Indemnified Party to use reasonable best efforts to assign the rights to seek such recovery (in which case, the Indemnifying Party will then be responsible for pursuing such claim at its own expense).  The amount of any Loss for which indemnification is provided under Section 8.2 or Section 8.3 shall be net of (a) any amounts in respect of such Loss that were actually taken into account on a dollar-for-dollar basis in determining the Final Purchase Price (b) in the case of any claim under Section 8.2(a), 8.2(b) or 8.2(c), any accruals or reserves included with respect to such Liability in the calculation of Closing Working Capital (c) any amounts recovered by the Indemnified Party pursuant to any indemnification by, or indemnification agreement with, any third party (net of any reasonable and documented out-of-pocket costs of recovery or Taxes related thereto) and (d) any insurance proceeds or other cash receipts or sources of reimbursement actually recovered (net of any reasonable and documented out-of-pocket costs of recovery and any related premium increases or Taxes related thereto) as an offset against such Loss (each Person named in clauses (b) and (c), a “Collateral Source”).  If the amount to be netted hereunder in connection with a Collateral Source from any payment required under Section 8.2 or Section 8.3 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VIII had such determination been made at the time of such payment, and any excess recovery from a Collateral Source shall be applied to reduce any future payments to be made by the Indemnifying Party pursuant to Section 8.2 or Section 8.3.

Section 8.6            Indemnification Procedure.

(a)   Promptly after the incurrence of any Losses by any Person entitled to indemnification pursuant to Article VIII (an “Indemnified Party”), including any claim by a third party described in Section 8.7, which might give rise to indemnification hereunder, the Indemnified Party shall deliver to the Party from which indemnification is sought (the “Indemnifying Party”) a certificate (the “Claim Certificate”), which Claim Certificate shall:

(i)            state that the Indemnified Party has paid or anticipates it will incur liability for Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement; and

(ii)           specify in reasonable detail (and, in the case of a Third-Party Claim have annexed thereto any relevant documents received by the Indemnified Party from the applicable third party that evidence such Third-Party Claim) the material facts underlying such claim (to the extent then known), a good faith estimate of the amount of Losses arising out of such claim (if and to the extent known), and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related;

provided, however, that no delay or failure in delivering any such Claim Certificate shall in any manner limit any Indemnified Party’s rights hereunder unless and only to the extent the Indemnifying Party is actually and materially prejudiced thereby.

(b)   In the event that the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate, the Indemnifying Party shall, within thirty (30) days after receipt by the Indemnifying Party of such Claim Certificate, deliver to the Indemnified Party a notice of objection to such effect, specifying in reasonable detail the basis for such objection, and the Indemnifying Party and the Indemnified Party shall, within the thirty- (30-) day period beginning on the date of receipt by the Indemnified Party of such objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which the Indemnifying Party shall have so objected.  If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement.  Should the Indemnified Party and the Indemnifying Party be unable to agree as to any particular item or items or amount or amounts within such time period, then the Indemnified Party shall be permitted to submit such dispute to a court of competent jurisdiction as set forth in Section 10.11(b).

(c)   Claims for Losses covered by a memorandum of agreement of the nature described in Section 8.6(b) and claims for Losses the validity and amount of which have been the subject of judicial determination or have been settled with the consent of the Indemnifying Party as described in Section 8.7 are hereinafter referred to, collectively, as “Agreed Claims”.  Within ten (10) Business Days of the determination of the amount of any of the Agreed Claims, the Indemnifying Party shall pay to the Indemnified Party such amount by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party in a notice to the Indemnifying Party not less than two (2) Business Days prior to such payment.

Section 8.7            Third-Party Claims.

(a)   If a claim by a third party is made against any Indemnified Party with respect to which the Indemnified Party intends to seek indemnification hereunder for any Loss under this Article VIII, the Indemnified Party shall promptly notify the Indemnifying Party of such claim; provided, however, that no delay or failure in delivering any such Claim Certificate shall in any manner limit any Indemnified Party’s rights hereunder unless and only to the extent the Indemnifying Party is actually and materially prejudiced thereby.  Subject to the provisions of this Section 8.7(a), the Indemnifying Party shall have the right, but not the obligation, to conduct and control, through counsel of its choosing that is reasonably acceptable to the Indemnified Party, any third-party Action (a “Third-Party Claim”), and the Indemnifying Party may compromise or settle the same; provided, however, that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement and the Indemnifying Party shall not compromise or settle any Third-Party Claim without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) unless such compromise or settlement (x) provides for no relief other than the payment of monetary damages borne solely by the Indemnifying Party, (y) does not include any admission of wrongdoing or violation of Law on the party of the Indemnified Party or its Affiliates and (z) includes as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all Liability in respect thereof; provided, further, that the Indemnifying Party shall have no right to conduct or control any Third-Party Claim (i) if the Indemnifying Party fails to notify the Indemnified Party, within thirty (30) days after the Indemnified Party has given notice of the Third-Party Claim to the Indemnifying Party, that the Indemnifying Party is assuming the defense of such Third-Party Claim; (ii) unless the Indemnifying Party expressly agrees in writing that such Indemnifying Party shall be liable for all Losses related to such Third-Party Claim, (iii) if the Third-Party Claim seeks equitable relief against the Indemnified Party; (iv) in the case where Seller is the Indemnifying Party if the Losses claimed in connection therewith involve an amount in excess of the amount then available for indemnification with respect to such matter in light of the limitations set forth in this Article VIII; (v) if upon the written advice of outside counsel, the Indemnified Party determines in good faith that an actual conflict of interest exists which, under applicable principles of legal ethics, would reasonably be expected to prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Action; (vi) if such Third-Party Claim is brought by a Governmental Authority or alleges criminal violation of any Law; (vii) if such Third-Party Claim involves a Material Customer or (viii) if such Third Party Claim involves a Material Supplier and the reasonably anticipated Losses with respect to such claim are $1,000,000 or less.

(b)   Unless and until the Indemnifying Party elects to control or conduct the defense of any Third-Party Claim in accordance with (and to the extent permitted by) Section 8.7(a), the Indemnified Party shall have the right to control or conduct the defense of such Third-Party Claim; provided, that (i) in such event, the Indemnified Party shall diligently conduct such defense (including the making of all filings and responses due during such time) and (ii) no Indemnified Party may compromise or settle any Third-Party Claim for which it is seeking indemnification hereunder without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.  If the Indemnifying Party does not (or, pursuant to Section 8.7(a), is not permitted to) elect to control or conduct the defense of a Third-Party Claim, the Indemnifying Party nevertheless shall have the right to participate in the defense of any Third-Party Claim and, at its own expense, to employ counsel of its own choosing for such purpose.  An Indemnifying Party will lose any previously acquired right to control the defense of any Third-Party Claim if for any reason the Indemnifying Party ceases (after notice and reasonably opportunity to cure) to actively, competently and diligently conduct the defense.

(c)   The Parties shall reasonably cooperate in the defense or prosecution of any Third-Party Claim, with such cooperation to include (i) the retention and the provision of any non-confidential Indemnifying Party records and information that are reasonably relevant to such Third-Party Claim, and (ii) the use of commercially reasonable efforts to make available employees of the Indemnifying Party and Indemnified Party who possess material information relevant to such Third-Party Claim on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

Section 8.8            Sole Remedy/Waiver.  The Parties acknowledge and agree that, in the event that the Closing occurs, with the exception of the rights of any Purchaser Indemnitee or Seller Indemnitee (i) to bring any claim of Fraud, (ii) to seek available remedies under any Ancillary Agreements, (iii) to resolve any Disputed Items before the Accountant, pursuant to Section 2.6, and (iv) to seek equitable relief pursuant to and in accordance with the provisions of Section 10.17:

(a)   the sole and exclusive remedy of any Purchaser Indemnitee with respect to any and all Losses arising in connection with the Business, the Conveyed Companies or otherwise in connection with the transactions contemplated hereby will be pursuant to the indemnification obligations set forth in Article VII and Section 8.2; and

(b)   the sole and exclusive remedy of any Seller Indemnitee with respect to any and all Losses arising in connection with the Business the Conveyed Companies or otherwise in connection with the transactions contemplated hereby will be pursuant to the indemnification obligations set forth in Article VII and Section 8.3.

In furtherance of the foregoing, except for the foregoing rights described in this Section 8.8, the Parties hereby waive, effective upon the occurrence of the Closing, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any, and claims for rescission) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Seller or any of its Affiliates or Representatives, any member of the board of directors of any Conveyed Company, or Purchaser or any of its Affiliates or Representatives, as the case may be, arising under or based upon any Law (including any statutory remedies under Environmental Law (including the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) and state statutes relating to clean-up of hazardous substances) or arising under or based upon any securities Law, common law or otherwise) for any misrepresentation or breach of the warranties or covenants contained in this Agreement.

Section 8.9            Other Limitations.  Notwithstanding anything to the contrary in this Agreement or otherwise, the terms “material” and “Material Adverse Effect” or similar materiality qualifications contained in the representations and warranties set forth in this Agreement and any defined terms used therein shall not be given any effect for purposes of determining whether or not a breach or a representation or warranty has occurred and determining the amount of any Losses indemnifiable with respect thereto; provided that the foregoing limitation shall not apply with respect to any “material,” “Material Adverse Effect” or other similar materiality qualification contained in (a) the terms “Material Contract,” “Material Customer” and “Material Supplier”; (b) any representation or warranty that calls for the completeness or accuracy of a list of documents or other items to be set forth in the Seller Disclosure Letter; or (c) the representations and warranties set forth in Section 3.7(b) and Section 3.17(a).

Section 8.10          Environmental Matters.  Notwithstanding anything to the contrary contained in this Article VIII, with respect to any claim for indemnification under Section 8.2(a) for any breach of Section 3.10 (collectively, the “Environmental Matters”), the Parties agree on behalf of themselves and their respective Affiliates that, in addition to the provisions set forth in this Article VIII (and in the case of any conflict between the provisions of this Section 8.10 and any other provision in this Article VIII, the provisions of this Section 8.10 shall prevail and apply):

(a)   Neither Seller nor any of its Affiliates shall have any liability under this Agreement for any Losses to the extent such Losses are the direct result of (i) any testing, or sampling of, or Remedial Action taken or permitted by Purchaser relating to, the air, soil gas, surface water, groundwater, sediment, building materials or other environmental media at any of the Owned Real Property or Leased Real Property, or any disclosure, report or communication to any Governmental Authority or other third party relating to any Environmental Matter, in each case unless (A) required by Environmental Law or a Governmental Authority, (B) required under a lease agreement; or (C) necessary in response to a third party claim or the receipt of information indicating a material threat to human health or the environment; or (ii) Purchaser’s failure to comply with remedial requirements that are in place pursuant to Environmental Law as of the Closing Date or deed restrictions imposed by a Governmental Authority pursuant to any Permit or required as part of environmental remediation.

(b)   Any obligation of Seller to indemnify a Purchaser Indemnitee (including as of the Closing, the Conveyed Companies) for any Environmental Matter shall be limited to, and its obligations under this Agreement shall be satisfied upon achievement of, in a reasonably cost-effective manner, the minimum standards required to be met, based on the use of the relevant property as of the Closing Date, by applicable Environmental Laws as in effect at the time such Environmental Matter is addressed or by any Order or requirement of a Governmental Authority, such completion and achievement of such standards to be documented in either a “no further action” letter or the equivalent regulatory closure issued by the relevant Governmental Authority, or in the event such regulatory closure is not generally available with respect to the particular Environmental Matter at issue, by a written report from a reputable environmental consultant stating that the applicable standards have been met and no further action is required.  Both Parties expressly agree that such minimum standards may include risk-based clean-up remedies and standards or the imposition of engineering or institutional controls such as deed or other use restrictions, provided that in no event shall any such remedies, standards, controls or restrictions unreasonably interfere with Purchaser’s use of the applicable property in substantially the same manner as operations occurring as of the Closing Date.

(c)   Subject, in the case of any Environmental Matter contemplated by clause (ii) of the introductory paragraph to this Section 8.10, to the limitations set forth in Section 8.7(a)(i) through (v), Seller shall have the exclusive right (but not the obligation) to retain the defense and control of any Environmental Matter, including the disclosure, investigation, negotiation, performance and settlement thereof and Remedial Action relating thereto; provided for the avoidance of doubt that Purchaser shall have the right to approve all actions taken with respect to any Environmental Matter materially affecting Purchaser’s operations or use of the relevant property, which approval shall not be unreasonably withheld, conditioned or delayed.  In connection with such Environmental Matters over which Seller has the right to control, Purchaser shall, and shall cause each of its Affiliates and representatives, to cooperate regarding the resolution of any such Environmental Matter, including providing to Seller and its representatives reasonable access to relevant properties, after advance written notice to and approval by Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), and subject to customary conditions and requirements (such as compliance with facility safety protocols and contactor insurance or indemnification agreements with respect to damage caused during work), in order to allow Seller and its Representatives to respond to, defend, and conduct Remedial Action relating to such Environmental Matter.  Seller and its Affiliates shall take reasonable steps not to unreasonably interfere with or disturb the operations of the Purchaser during the performance of any such Remedial Action.  In connection with any such Environmental Matter which Seller is defending or controlling, Seller shall (i) keep Purchaser reasonably informed relating to the progress of such Environmental Matter (including providing Purchaser with copies of all material plans and reports submitted to Governmental Authorities); (ii) diligently and promptly pursue the resolution thereof (provided that neither Seller nor any of its Affiliates shall be required to accelerate existing remediation obligations unless so required by a Governmental Authority); and (iii) not unreasonably interfere with the continuing use of such relevant property, as long as the manner of use does not materially differ from the manner it is being used as of the Closing.

(d)   Seller shall have no liability under this Agreement for any Losses to the extent such Losses have been caused, exacerbated, compounded or aggravated by any negligent or willful acts of or on behalf of Purchaser, its Affiliates (including the Conveyed Companies after Closing) any employee, agent, contractor, consultant, attorney, tenant, lessee, sublessee, licensee, permittee or invitee of any of the foregoing; provided that in no event shall the ongoing operation of the Business generally consistent with past practices or the mere continued presence or migration of Hazardous Substances be deemed to constitute having caused, exacerbated, compounded or aggravated such Losses.

(e)   Notwithstanding anything else herein to the contrary, Seller shall have no liability under this Agreement for any Losses to the extent arising as the direct result of the change in any requirement or obligation set forth in any Environmental Law or Permit required by Environmental Law, including any new or modified standard or requirement for Remedial Action, that is enacted or adopted on or after Closing.

Section 8.11          Additional Environmental Matters.  Notwithstanding anything to the contrary contained in this Article VIII, with respect to any matter described in item 5 on Schedule 1.1(a), the Parties agree that Seller shall retain and be fully responsible for the defense, control and resolution of all such matters and any related claims at Seller’s sole expense.

Section 8.12          Newington Remediation.  Solely with respect to the Designated Liability identified in Item 1(b)(1) of Schedule 1.1(a) of the Seller Disclosure Letter (the “Newington Remediation”): (i) Seller retains the right to access the property in Newington, New Hampshire for purposes of conducting the Newington Remediation, following advance written notice to Purchaser of the date and purpose for which Seller intends to access the property and including, if applicable, a description of where Seller’s activities are reasonably likely to interfere with Purchaser’s operations; (ii) Seller shall promptly and diligently implement all Remedial Actions required in connection with the Newington Remediation in compliance with all applicable Environmental Laws, including all Permits held by Seller or its Affiliates with respect to such remediation, utilizing the minimum standards required to be met under Environmental Law, based on the use of the Newington property as of the Closing Date, which minimum standards may, if approved by the Governmental Authorities, include risk-based clean-up remedies and standards or the imposition of engineering or institutional controls such as deed or other use restrictions, provided that (A) Purchaser will reasonably cooperate with Seller’s efforts to implement such Remedial Actions; (B) Seller shall not be liable for any vapor mitigation measures that may be required by any Governmental Authority to the extent such measures are required solely as the result of, and would not have been required in the absence of, Purchaser’s voluntary development or construction of new structures on the property or major modifications to existing structures after the Closing Date; provided that nothing herein shall limit Seller’s obligations in the event Purchaser undertakes reasonable and necessary maintenance and repair of existing structures, which may include modifications to existing structures that are necessary in connection with such repairs and maintenance as long as Purchaser takes reasonable measures to mitigate exacerbation of pre-existing conditions in connection with such modifications; and (C) in no event shall Seller or its Affiliates and their respective consultants and representatives conduct any Remedial Action or utilize any remedies, standards, controls or restrictions that would prevent or unreasonably interfere with Purchaser’s ongoing use of the property in substantially the same manner as operations occurring as of the Closing Date; (iii) Seller’s obligations with respect to the Newington Remediation shall be satisfied upon receipt of a “no further action” letter or the equivalent regulatory closure issued by the relevant Governmental Authorities; (iv) until completion of the remediation, Purchaser, its Affiliates, Representatives, tenants and contractors shall not contact or solicit any communications from any Governmental Authority regarding the Newington Remediation, and shall promptly refer to Seller any and all communications or inquiries received from any Governmental Authority with respect to the Newington Remediation; provided that Purchaser may respond to and communicate with the Governmental Authority (A) in the event of an emergency, (B) if the inquiry relates specifically to the Purchaser or the Purchaser’s operations, (C) in the event Seller does not promptly respond to the Governmental Authority after having been duly notified of such inquiry or communication, or (D) with the Seller’s prior written consent; (v) until completion of the remediation, Purchaser agrees not to damage or unreasonably obstruct or interfere with Seller’s remediation systems at the Newington property, and in the event Purchaser damages all or any portion of such remediation systems, Purchaser agrees to notify Seller of such damage, give Seller access to the Property to allow for repair or replacement of such systems, and reimburse Seller for Seller’s reasonable and necessary out of pocket costs incurred to repair and/or replace such systems solely to the extent of damages caused by Purchaser; (vi) Seller shall have no liability hereunder with respect to any Losses related to the Newington Remediation to the extent such Losses are the direct result of any material changes in land uses at the property, releases of Hazardous Substances, violations of Environmental Law, or any negligent or willful acts by Purchaser or Purchaser’s Affiliates, Representatives, agents, tenants or contractors occurring after the Closing Date that exacerbate or materially increase the cost of the Newington Remediation; (vii) Purchaser agrees to take reasonable steps to ensure that Purchaser’s successors in interest, tenants or other occupants of the property comply with Purchaser’s obligations with respect to the Newington Remediation as set forth in this Agreement to the extent applicable to such persons’ operations; (viii) in the event Seller fails to comply with its obligations with respect to the Newington Remediation, Purchaser has the option of assuming control over the Newington Remediation, after providing prior written notice to Seller and a reasonable opportunity for Seller to respond and/or remedy such failure, provided that all Purchaser’s reasonable and necessary costs incurred in connection therewith shall be indemnified and reimbursed by Seller; (ix) Purchaser agrees to provide prompt notice to Seller of any material releases of Hazardous Substances to or from the Property and of any notices of violation or other communications from regulatory agencies in each case which arise out of or are reasonably expected to materially impact the Newington Remediation; and (x) until such time as the Newington Remediation is complete, Purchaser agrees not to use or permit the use of groundwater beneath the Property unless and until all required investigation and cleanup of the currently identified conditions is complete (including, but not limited to, the completion of any groundwater monitoring that is required after remediation is complete) as confirmed by Seller in writing.

ARTICLE IX

TERMINATION

Section 9.1                                    Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)         by written agreement of Purchaser and Seller;

(b)         by either Purchaser or Seller, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to December 31, 2018 (the “End Date”) (unless the failure to consummate the Closing by such date shall be due to the failure of the Party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement); provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(b) during the pendency of any proceeding brought by Seller for specific performance of Purchaser’s obligation to consummate the Closing;

(c)          by either Purchaser or Seller if any court of competent jurisdiction or other competent Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(d)         by Seller, if (i) all conditions in Sections 6.1 and 6.2(a) have been satisfied or waived and all other conditions in Section 6.2 have been waived or are capable of being satisfied and would have been satisfied at the Closing were the Closing to occur on the date of termination and (ii) Purchaser shall have failed to complete the Closing within two (2) Business Days after the date on which the Closing should have occurred, pursuant and subject to the provisions of Section 2.5(a) hereof.

Section 9.2                                    Effect of Termination.

(a)         In the event of the termination of this Agreement in accordance with Section 9.1, (i) all information received by Purchaser or its Affiliates or Representatives with respect to the businesses of Seller and its Affiliates (including the Business and the Conveyed Companies) that constitutes “Evaluation Material” under the Confidentiality Agreement shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement and no limitations set forth herein shall apply with respect thereto, and (ii) this Agreement shall thereafter become void and have no effect, and no Party shall have any Liability to the other Party or their respective Affiliates, directors, officers or employees except for the obligations of the Parties contained in this Section 9.2 and in Section 5.1, Section 5.15, Section 10.1, Section 10.5, Section 10.7, Section 10.8, Section 10.9 and Section 10.11, and except that, subject to the provisions of Section 9.2(e), nothing herein will relieve any Party from Liability for any willful and intentional breach of any covenant set forth in this Agreement prior to such termination that would cause a failure of the conditions set forth in Section 6.2(a) (in the case of a willful and intentional breach by Seller) or 6.3(a) (in the case of a willful and intentional breach by Purchaser), as applicable; provided, however, that the other Party shall have delivered prompt written notice of such breach to such Party and, if such breach is curable, such Party shall have failed to cure such breach prior to the earlier of (x) thirty days following the date of such notice and (y) the End Date; provided, further, that notwithstanding anything to the contrary in this Agreement or otherwise, in no event shall Purchaser’s Liability under this Section 9.2 exceed an amount equal to the Termination Fee.

(b)         In the event that this Agreement is terminated (i) by Seller pursuant to Section 9.1(d) or (ii) by Purchaser or Seller pursuant to Section 9.1(b) when Seller was capable of terminating pursuant to Section 9.1(d), then Purchaser shall pay $22,750,000 (the “Termination Fee”) to Seller (or any designee of Seller) as promptly as practicable (and, in any event, within two (2) Business Days following such termination), payable by wire transfer of same day funds; provided, that notwithstanding anything to the contrary in this Section 9.2, in the event that (x) pursuant to the proviso in Section 2.5(a) Seller elects to cause the Closing to take place on the first Eligible Closing Date immediately following the Default Closing Date on which Default Closing Date the condition set forth in Section 6.3(e) of this Agreement would have been satisfied, (y) subsequent to the Default Closing Date, this Agreement is terminated (i) by Seller pursuant to Section 9.1(d) or (ii) by Purchaser or Seller pursuant to Section 9.1(b) when Seller was capable of terminating pursuant to Section 9.1(d), and (z) the condition set forth in Section 6.3(e) of this Agreement was not satisfied as of such Eligible Closing Date (unless the failure to consummate the Closing shall be due to the failure of the Purchaser to fulfill any of its obligations under Section 5.16), then no Termination Fee shall be payable under this Section 9.2(b).

(c)          Purchaser acknowledges that in the event that Purchaser shall fail to pay the Termination Fee when due, Purchaser shall reimburse Seller and its Affiliates for all reasonable costs and expenses actually incurred or accrued by Seller and/or its Affiliates (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amount in an amount not to exceed $500,000.

(d)         Notwithstanding anything to the contrary in the foregoing, the Parties acknowledge and agree that (i) the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and (ii) any payment of the Termination Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

(e)          Notwithstanding anything to the contrary contained herein or otherwise, if this Agreement is terminated in accordance with Section 9.1, the right of Seller (or any designee of Seller) to receive (i) the Termination Fee pursuant to Section 9.2(b) and any amounts payable under Section 5.16(d) or Section 9.2(c), in the event that this Agreement is terminated (A) by Seller pursuant to Section 9.1(d) or (B) by Purchaser or Seller pursuant to Section 9.1(b) when Seller was capable of terminating pursuant to Section 9.1(d), or (ii) to bring a claim for monetary damages against Purchaser in an amount not to exceed the Termination Fee in accordance with Section 9.2(a) and receive any amounts payable under Section 5.16(d), in the event that the Agreement is terminated pursuant to Section 9.1(b), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort, or otherwise) of Seller, any Conveyed Company or any of their respective Affiliates against Purchaser, Purchaser Guarantor, the Debt Financing Related Parties,

and any of their respective Affiliates’ former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, Representatives, members, managers, general or limited partners or assignees (collectively, the “Purchaser Related Parties”) for any and all breaches (whether knowing, willful, intentional or otherwise), Losses or damages, including special, indirect or punitive damages, suffered or incurred by Seller, any Conveyed Company or any other Person in connection with this Agreement, the transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither Seller, any Conveyed Company nor any other Person shall be entitled to assert, bring or maintain, and Seller on behalf of itself and each its respective Affiliates, former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, Representatives, members, managers, general or limited partners or assignees (collectively, the “Seller Related Parties”) hereby waives any right to assert, bring or maintain, any claim, suit, action or proceeding against Purchaser any other Purchaser Related Party arising out of or in connection with this Agreement, the transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, whether by or through (a) attempted piercing of the corporate veil, (b) a claim by or on behalf of Purchaser or one of its Affiliates against another Purchaser Related Party or (c) any legal or equitable proceeding whether at law, in equity, in contract, in tort or otherwise.  For the avoidance of doubt, under no circumstances will Seller or any other Seller Related Party be entitled to, nor will Seller or any other Seller Related Party accept, monetary damages following any termination of this Agreement other than (x) the Termination Fee and any amounts payable under Section 5.16(d) or Section 9.2(c), in the event that this Agreement is terminated (A) by Seller pursuant to Section 9.1(d) or (B) by Purchaser or Seller pursuant to Section 9.1(b) when Seller was capable of terminating pursuant to Section 9.1(d), or (y) monetary damages against Purchaser in an amount not to exceed the Termination Fee in accordance with and subject to the limitations set forth in Section 9.2(a) and any amounts payable under Section 5.16(d), in the event that the Agreement is terminated pursuant to Section 9.1(a), Section 9.1(b) or Section 9.1(c).  While Seller may pursue both a grant of specific performance pursuant to Section 10.17(c), on the one hand, and either the payment of the Termination Fee pursuant to Section 9.2(b) or a claim for monetary damages in an amount not to exceed the Termination Fee in accordance with and subject to the limitations set forth in Section 9.2(a), on the other hand, under no circumstances shall Seller or any other Seller Related Party be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Termination Fee.  In addition, notwithstanding anything in this Agreement to the contrary, Seller, on behalf of itself and of its Seller Related Parties, hereby waives any claims against the Debt Financing Related Parties, whether at law or in equity, in contract, in tort or otherwise, and hereby agrees that in no event shall any Debt Financing Related Party have any liability or obligation to Seller or any Seller Related Party relating to or arising out of this Agreement, the Debt Financing, the Debt Financing Commitments or the transactions contemplated hereby; provided that, notwithstanding the foregoing, nothing in this Section 9.2(e) shall in any way limit or modify the rights and obligations of Purchaser (or the rights and obligations of the Debt Financing Sources) under the Debt Financing Commitments.  Notwithstanding anything to the contrary contained herein, nothing in this Section 9.2(e) shall restrict Seller’s entitlement to seek and obtain specific performance as and to the extent permitted by Section 10.17 prior to the termination of this Agreement.  For the avoidance of doubt, in no event shall Seller or any Seller Related Party have any liability or obligation to any Debt Financing Related Party relating to or arising out of this Agreement, the Debt Financing, the Debt Financing

Commitments or the transactions contemplated hereby; provided that, notwithstanding the foregoing, nothing in this Section 9.2(e) shall in any way limit or modify the rights and obligations of the Debt Financing Sources (or the rights and obligations of the Company and the Conveyed Companies) under the Definitive Financing Agreements to which they are a party.

ARTICLE X

MISCELLANEOUS

Section 10.1                             Notices.  Except as otherwise expressly provided in this Agreement, any notice or other communication required or permitted under this Agreement shall be in writing and deemed to have been duly given (a) five (5) Business Days following deposit in the mails if sent by registered or certified mail, postage prepaid, (b) when sent, if sent by email or facsimile transmission and if receipt thereof is confirmed by machine generated receipt, (c) when delivered, if delivered personally to the intended recipient and (d) two (2) Business Days following deposit with a nationally recognized overnight courier service, in each case addressed as follows:

To Seller:

Tyco Electronics Group S.A.

17, boulevard Grande-Duchesse Charlotte

L-1331 Luxembourg

Attn: John Jenkins, Executive Vice President and General Counsel

Facsimile: +352 46 43 51 and +1-610-893-9602

Email: jjenkins@te.com

and

Tyco Electronics Group S.A.

TE Connectivity Corporation

2801 Fulling Mill Road

Middletown, PA 17057

Attention: Jeanne Quirk, Senior Vice President, M&A

Email: jquirk@te.com

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

One City Center, 850 10th Street NW

Washington, DC 20001

Attention: Thomas Repke

E-mail: TRepke@cov.com

and

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Joseph Hadley

E-mail: joseph.hadley@davispolk.com

To Purchaser:

Crown Subsea AcquisitionCo, LLC

c/o Cerberus Capital Management, L.P.

875 Third Avenue

New York, NY 10022

Attention: Alex Benjamin

E-mail: abenjamin@cerberuscapital.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:                    Douglas Ryder, P.C.

Michael Sartor

Facsimile: (212) 446-6460

E-mail:        douglas.ryder@kirkland.com

michael.sartor@kirkland.com

Section 10.2                             [Intentionally Omitted].

Section 10.3                             Amendment; Waiver.  Except as otherwise expressly provided in this Agreement, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and Seller or, in the case of a waiver, by the Party against whom the waiver is to be effective.  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Notwithstanding anything to the contrary contained herein, the provisions in Section 9.2(e), this Section 10.3, Section 10.4, Section 10.6, Section 10.11(a), Section 10.11(b) and Section 10.11(c) that relate to the Debt Financing Related Parties (and any other provision of this Agreement to the extent that a modification, waiver or termination of such provisions would modify the substance of any of the forgoing provisions) may not be amended, modified, waived or terminated in a manner that is materially adverse to a Debt Financing Related Party without the prior written consent of the Debt Financing Sources that have consent rights over amendments to this Agreement pursuant to the Debt Financing Commitments.

Section 10.4                             Assignment.  No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party; provided, that (i) Purchaser may make a collateral assignment of all or part of its rights under this Agreement to any lender (or agent therefor) of Purchaser’s or the Conveyed Companies’ secured loans (provided, further, that no such assignment shall limit Purchaser’s obligations hereunder or relieve

Purchaser of any of its obligations hereunder), and (ii) Purchaser may assign any of its rights hereunder to any Affiliate of Purchaser; provided further, that no assignment pursuant to the immediately preceding clause (ii) shall limit Purchaser’s obligations hereunder or relieve Purchaser of any of its obligations hereunder.  Notwithstanding the foregoing, (A) no assignee under the immediately preceding clause (i) or (ii) shall have greater rights than Purchaser and (B) Seller shall be able to assert against any such assignee all claims and defenses that could be asserted against Purchaser.

Section 10.5                             Entire Agreement.  This Agreement (including all Schedules and Exhibits and the Seller Disclosure Letter) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters except for (a) the Confidentiality Agreement which will remain in full force and effect for the term provided for therein if this Agreement is terminated in accordance with Section 9.1 and (b) any written agreement of the Parties that expressly provides that it is not superseded by this Agreement.

Section 10.6                             Parties in Interest.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Seller or their successors or permitted assigns any rights or remedies under or by reason of this Agreement, except (i) the Conveyed Company Covered Persons shall be third-party beneficiaries of the obligations of Purchaser set forth in Section 5.12, (ii) the Purchaser Related Parties and the Seller Related Parties shall be third-party beneficiaries of Section 9.2(e), (iii) each Tax Indemnified Party shall be a third-party beneficiary of Section 7.5, (iv) the Purchaser Indemnitees shall be third-party beneficiaries of the rights set forth in Section 8.2, and (v) the Seller Indemnitees shall be third-party beneficiaries of the rights set forth in Section 8.3; provided that, the Debt Financing Sources may enforce (solely as such provisions relate to the Debt Financing Sources and Debt Financing Related Parties in such capacity as third party beneficiaries) on behalf of the Debt Financing Related Parties (and each is an intended third party beneficiary of) the provisions of Section 9.2(e), Section 10.3, Section 10.4, this Section 10.6, Section 10.11(a), Section 10.11(b) and Section 10.11(c).

Section 10.7                             Public Disclosure.  Notwithstanding anything herein to the contrary, each of Purchaser and Seller agrees that, except as may be required to comply with the requirements of any applicable Laws and the rules and regulations of each stock exchange upon which the securities of such Party is listed, if any (in which case the disclosing Party shall give the other Party a reasonable opportunity, under the circumstances, to review and comment upon such disclosure before it is made), no press release or similar public announcement or communication shall be made concerning the execution or performance of this Agreement unless the Parties shall have consulted in advance with respect thereto; provided, however, that (a) following the Closing, any Party may make announcements and that are consistent with the Parties’ prior public disclosures regarding the transactions contemplated hereunder and (b) Purchaser, Purchaser Guarantor, and their respective Affiliates may provide customary information regarding this Agreement and the transactions contemplated hereby to existing or prospective investors, equity holders, members, managers and any of their respective Affiliates.  Furthermore, between the date hereof the Closing Date, Seller shall not, and shall cause each Conveyed Company to not, make any broad-based announcements or disclosures regarding the transactions contemplated hereby to any Conveyed Company’s employees, customers, suppliers or other business partners without the prior written consent of Purchaser.

Section 10.8                             Return of Information.  If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, Purchaser shall promptly return to Seller, or destroy, at Purchaser’s election, all books and records furnished by Seller, any Conveyed Company or any of their respective Affiliates, agents, employees, or representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreement.

Section 10.9                             Expenses.  Except as otherwise expressly provided in this Agreement or in the Ancillary Agreements, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such expenses.

Section 10.10                      Seller Disclosure Letter.  The disclosure of any matter in any Schedule of the Seller Disclosure Letter shall be deemed to be a disclosure for all other Schedules of the Seller Disclosure Letter with respect to which the applicability of such disclosure to such other Schedules is reasonably apparent on the face of such disclosure (whether by applicable cross-reference or otherwise), but shall expressly not be deemed to constitute an admission by Seller, or to otherwise imply, that any such matter is material for the purposes of this Agreement.

Section 10.11                      Governing Law; Jurisdiction; Waiver of Jury Trial; Limitation of Liability.

(a)         This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law principles of such state.  Notwithstanding anything herein to the contrary, each of the Parties hereto acknowledges and irrevocably agrees that any Action, whether in contract or tort, at law or in equity or otherwise, involving any Debt Financing Related Party arising out of, or relating to, the transactions contemplated hereby or the transactions contemplated by the Debt Financing shall be governed by, and construed in accordance with, the laws of the State of New York (except as expressly contemplated by the Debt Financing Commitments).

(b)         With respect to any Action, each Party irrevocably (i) agrees and consents to be subject to the exclusive jurisdiction of the United States District Court for the District of Delaware or any Delaware State court and (ii) waives (A) any objection which it may have at any time to the laying of venue of any Action brought in any such court, (B) any claim that such Action has been brought in an inconvenient forum and (C) the right to object, with respect to such Action, that such court does not have any jurisdiction over such Party.  The foregoing consent to jurisdiction shall not constitute general consent to service of process in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the respective Parties to this Agreement.  Each of Seller and Purchaser irrevocably agrees that service of any process, summons, notice or document by United States registered mail to such Party’s address set forth in Section 10.1 shall be effective service of process for any Action in Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 10.11(b).  Notwithstanding anything to the contrary contained in this Agreement, each of the Parties hereto agrees (i) that any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Debt Financing Related Parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, the transactions contemplated by the Debt Financing or the performance of services thereunder shall be subject to the exclusive jurisdiction of the state and federal courts sitting in the Borough of Manhattan within the City of New York and the appellate courts thereof, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action in any other courts, other than a state or federal court sitting in the Borough of Manhattan within the City of New York and the appellate courts thereof and (iii) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court.

(c)          EACH OF PURCHASER AND SELLER HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION AS BETWEEN THE PARTIES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO (INCLUDING ANY ACTION AGAINST OR INVOLVING ANY DEBT FINANCING RELATED PARTY ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE DEBT FINANCING).  EACH OF PURCHASER AND SELLER (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11(c).

(d)         NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, IN NO EVENT WILL ANY PARTY OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY SPECULATIVE OR PUNITIVE DAMAGES OR DAMAGES CALCULATED BASED UPON ANY MULTIPLE OF LOST EARNINGS, LOST PROFITS, LOST REVENUES, LOST SALES OR OTHER SIMILAR METHODOLOGY IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES ARISING OUT OF THE CONDUCT OF SUCH PARTY PURSUANT TO THIS AGREEMENT EXCEPT TO THE EXTENT SUCH PUNITIVE DAMAGES ARE AWARDED TO A THIRD PARTY IN A THIRD PARTY CLAIM.

Section 10.12                      Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

Section 10.13       Headings.  The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.14       No Strict Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 10.15       Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.16       Release.

(a)   Effective as of the Closing Date, Purchaser, on behalf of itself, the Conveyed Companies, and its and their respective legal representatives, successors and assigns (collectively, with Purchaser, the “Purchaser Releasors”), hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each of Seller, the stockholders of Seller and each of their respective past, present or future officers, managers, directors, stockholders, partners, members, Affiliates, employees, counsel and agents (each, a “Seller Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, in law or in equity, which such Purchaser Releasor or its legal representatives, successors or assigns ever had, now has or may in the future have on or by reason of any matter, cause or thing whatsoever prior to the Closing Date.  Purchaser covenants and agrees that no Purchaser Releasor shall, nor shall any Purchaser Releasor cause its respective Affiliates and Subsidiaries to, assert any claim against any Seller Releasee.  Notwithstanding anything contained in this Section 10.16(a) to the contrary, the release set forth in this Section 10.16(a) shall not affect or release (i) the obligations of Seller or any of its Affiliates under this Agreement, any Ancillary Agreement or under any other agreement entered into pursuant to the terms of this Agreement or (ii) intercompany accounts between Seller or any of its Affiliates, on the one hand, and any Conveyed Company, on the other hand, for trade payables or other amounts due in the ordinary course of the Business to the Rochester Cable Business.

(b)   Effective as of the Closing Date, Seller, on behalf of itself, its Affiliates, and its and their respective legal representatives, successors and assigns (collectively, with Seller, the “Seller Releasors”), hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each of Purchaser, the Conveyed Companies, the equityholders of Purchaser and each of their respective past, present or future officers, managers, directors, stockholders, partners, members, Affiliates, employees, counsel and agents (each, a “Purchaser Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, in law or in equity, which such Seller Releasor or its legal representatives, successors or assigns ever had, now has or may in the future have on or by reason of any matter, cause or thing whatsoever prior to the Closing Date.  Seller covenants and agrees that no Seller Releasor shall, nor shall any Seller Releasor cause its respective Affiliates and Subsidiaries to, assert any claim against any Purchaser Releasee.  Notwithstanding anything contained in this Section 10.16(b) to the contrary, the release set forth in this Section 10.16(b) shall not affect or release (i) the obligations of Purchaser, any Purchaser Indemnitee or any of their respective Affiliates under this Agreement, any Ancillary Agreement or under any other agreement entered into pursuant to the terms of this Agreement, (ii) intercompany accounts between Seller or any of its Affiliates, on the one hand, and any Conveyed Company, on the other hand, for trade payables or other amounts due in the ordinary course of the Business from the Rochester Cable Business or (iii) any rights of Seller or any of its Affiliates pursuant to Benefit Plans or retention agreements with any of the Conveyed Company Employees or Additional Business Employees.

Section 10.17       Enforcement.

(a)   The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall, subject to Section 10.17(c), be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the United States District Court for the District of Delaware or any Delaware State court, in addition to any other remedy to which they are entitled at law or in equity.

(b)   The Parties further agree that, subject to Section 10.17(c) and 9.2(e), (i) by seeking the remedies provided for in this Section 10.17, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, the Equity Financing Commitments or the Purchaser Guarantee (including monetary damages) in the event that the remedies provided for in this Section 10.17 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.17 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 10.17 prior to or as a condition to exercising any termination right under Article IX (and/or receipt of any amounts due pursuant to Section 9.2), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 10.17 or anything set forth in this Section 10.17 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article IX, or pursue any other remedies under this Agreement, the Equity Financing Commitments or the Purchaser Guarantee that may be available then or thereafter.  Each Party agrees that it will not oppose (and hereby waives any defense in any action for) the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (A) the other Parties have an adequate remedy at law or (B) an award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law, equity or otherwise.  Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement when available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.  For the avoidance of doubt, under no circumstances shall the exercise of

Seller’s right to seek specific performance pursuant to this Section 10.17 reduce, restrict or otherwise limit Seller’s right to terminate this Agreement pursuant to Section 9.1 and be paid the Termination Fee in accordance with Section 9.2.

(c)   Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that (x) Seller shall not be entitled to specific performance to cause Purchaser to cause the Equity Financing to be funded pursuant to the terms and conditions of the Equity Financing Commitments and to thereafter cause the Purchaser to effect the Closing in accordance with Section 2.5, in each case, unless (i) all conditions in Sections 6.1 and 6.2 have been satisfied (other than conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction of such conditions at the Closing), (ii) the portion of the Debt Financing to be provided or funded, as applicable, at the Closing has been provided or funded, as applicable, in accordance with the terms thereof or the Debt Financing Sources have irrevocably confirmed in writing that such Debt Financing will be provided or funded, as applicable, at the Closing if the Equity Financing is contemporaneously funded at the Closing, (iii) the portion of the Debt Financing to be available to be drawn but unfunded at the Closing is available to be drawn in accordance with the terms of the applicable Debt Financing Commitments or the Debt Financing Sources have irrevocably confirmed in writing that such Debt Financing will be available to be drawn immediately following the Closing in accordance with the terms of the applicable Debt Financing Commitments if the Equity Financing is funded at the Closing, (iv) Seller has irrevocably notified Purchaser in writing that all of the conditions in Section 6.3 have been satisfied or irrevocably waived and that Seller is ready, willing and able to consummate the Closing if specific performance is granted and the Equity Financing and the Debt Financing are funded (or, with respect to the portion of the Debt Financing that is to be available to be drawn but unfunded at the Closing, is available to be drawn in accordance with the terms of the applicable Debt Financing Commitment) and (v) Purchaser fails to consummate the Closing on the date the Closing was required to have occurred pursuant to Section 2.5, and (y) Seller shall not be entitled to seek the remedy of specific performance with respect to Purchaser’s rights under the Debt Financing Commitments against the Debt Financing Sources.

*     *     *     *     *

IN WITNESS WHEREOF, the Parties have executed or caused this Stock Purchase Agreement to be executed as of the date first written above.

TYCO ELECTRONICS GROUP S.A.

By:	/s/ Jeanne Quirk
	Name:	Jeanne Quirk
	Title:	Authorized Representative

CROWN SUBSEA ACQUISITIONCO LLC

By:	/s/ Michael Sanford
	Name:	Michael Sanford
	Title:	President